Form 20-F
period 2020-01-31
BetterLife Pharma Inc.
filed 2020-06-01
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of an event requiring this shell company report _______________

For the transition period from ______________ to _____________

BETTERLIFE PHARMA INC.
(Exact name of Registrant as specified in its charter)

______________________________________

(Translation of the Registrant’s name into English)

CANADA

(Jurisdiction of incorporation or organization)

1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6

(Address of principal executive offices)

Ahmad Doroudian, CEO, tel: 604-805-7783, email: ahmad.doroudian@blifepharma.com address: 1275

West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares	BETR	Canadian Securities Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock

(Title of Class)

SEC 1852 (05-19) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

172,081,135 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes     ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☐ No

2(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

PART I

Introduction

BetterLife Pharma Inc. (“BetterLife”, the “Company” or “we”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002. On December 5, 2019, we changed our name from Pivot Pharmaceuticals Inc. to BetterLife Pharma Inc.

We are a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality nutraceuticals and pharmaceuticals.

Our registered office is located at c/o Alexander Holburn Beaudin + Lang LLP, 2700 - 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B8.

BetterLife has not earned any revenue and has an accumulated deficit of $54,660,516 as at January 31, 2020. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (refer to “Risk Factors”). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. In addition, we continue procurement of our products set to launch in the US and anticipate our US launch to continue once the current pandemic situation improves. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Anthony Pullen and Wolfgang Renz. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Chris Lucky serves as our Chief Operating Officer; and Moira Ong serves as our Chief Financial Officer. See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

Our PCAOB registered independent auditors are MNP LLP, Chartered Professional Accountants, Toronto, ON, Canada. For further information, see the consolidated financial statements under Item 8.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected information should be read in conjunction with our consolidated financial statements, and notes, filed with this Form 20-F. This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2020		January 31, 2019		January 31, 2018
Revenue	$	nil	$	nil	$	nil
Operating expenses		$18,731,199		$6,908,952		$1,534,897
Other income (expenses)		$(857,563)		$(2,345,838)		$1,312,543
Net loss		$(19,588,762)		$(9,254,790)		$(42,354)
Net loss per share, basic and fully diluted		$(0.13)		$(0.10)		$(0.00)
Weighted average number of shares outstanding – basic and diluted		150,359,090		90,201,387

Consolidated Balance Sheet Data	January 31, 2020	January 31, 2019	January 31, 2018
Operating cash	$2,681,704	$74,800	$79,304
Working capital (deficiency)	$2,520,474	$(5,185,332)	$(344,141)
Total assets	$8,250,779	$10,306,750	$471,826
Total long-term liabilities	$4,634,154	$1,408,486	$–
Shareholders’ equity (deficiency)	$2,656,561	$3,495,512	$(55,792)
Number of shares outstanding	172,081,135	96,899,678	82,373,559

Exchange Rates

In this Form 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2020, the exchange rage, as quoted by the Bank of Canada, was $1.3233 for each US dollar.

B. Capitalization and Indebtedness

Refer to “Selected Financial Data”.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Forward Looking-Statements and Risk Factors

Forward-looking Statements

In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen). Except for the historical information, all of the information in this document comprises “forward looking” statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions. Our use of the words “anticipate”, “believe”, “estimate”, “expect”, “may”, “will”, “continue” and “intend”, and similar words or phrases, are intended to identify forward-looking statements (also known as “cautionary statements”). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now believe will occur may turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The “risk factors” below specifically address all of the factors now identifiable by us that may influence future operating results and financial performance.

Risk Factors

Risks Related to the Business

The COVID-19 pandemic and related government responses could have a material and adverse effect on BetterLife’s business, financial condition and results of operations.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Our business and financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact our business, operations, financial condition and the market for our securities will depend on future developments and government responses, which are highly uncertain and cannot be predicted. These include the duration, severity and scope of the outbreak and the actions taken by governmental entities to address and mitigate the pandemic. Our business and operations could be adversely affected by the continued global spread of COVID-19 and any government actions to slow the spread of the infectious disease. Areas that may be impacted include, but without limitation, workforce productivity and health, disruptions to supply chains, limitations on travel and ability to successfully commercialize our product portfolios and deliver end products to customers.

Given the uncertainty and lack of predictability surrounding COVID-19, we are not able to the length and severity of impact to our business and operations. As a result, risks associated with COVID-19 may impact key estimates and assumptions used in our consolidated financial statements.

There is substantial doubt as to whether we will continue operations. If we discontinue operations, you could lose your investment.

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. However, as at January 31, 2020, we have not earned any revenues and had an accumulated deficit of $54,660,516. We anticipate that we will incur increased expenses and there is a risk we will not realize sufficient revenues to offset those expenses. Our ability to continue our operations is dependent on obtaining additional financing and generating future revenues, and no assurance can be given that we will successfully be able to do so. Accordingly, our financial statements contain disclosure of management’s determination that these factors raise substantial doubt about our ability to continue as a going concern. Importantly, the inclusion in our financial statements of a going concern opinion may negatively impact our ability to raise future financing and achieve future revenue. The threat of our ability to continue as a going concern will be removed only when, in the opinion of our auditor, our revenues have reached a level that is able to sustain our business operations.

If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets, or curtail or discontinue our operations. If any of these happens, you could lose all or part of your investment. Our financial statements do not include any adjustments to our recorded assets or liabilities that might be necessary if we become unable to continue as a going concern.

We have incurred operating losses in each year since our inception and we may continue to incur substantial and increasing losses for the foreseeable future. We also have negative capital cash flows from operating activities. If we cannot generate sufficient revenues to operate profitably or with positive cash flow from operating activities, we may suspend or cease our operations.

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence. We experienced a net loss of $19,588,762 for the year ended January 31, 2020, compared to a net loss of $9,254,790 for the year ended January 31, 2019. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We will require substantial additional funds to complete our development and commercialization activities, and if such funds are not available we may need to significantly curtail or cease our operations.

We will require substantial funds to develop, manufacture and market our products. If we do not raise sufficient funds, our plan of operation will be delayed until such time as we raise sufficient funds, provided we are able to do so. Further, the cost of carrying out our operating activities and development activities is not fixed, and our cash levels may at any time prove to be insufficient to finance them. Our financing needs may change substantially because a number of factors which are difficult to predict or which may be outside of our control. These include increased competition, the costs of licensing existing drugs and protecting rights to our proprietary technology and the time required to obtain required licenses.

We may not succeed in raising the additional funds that we require because such funds may not be available to us on acceptable terms, if at all. We intend to seek additional funding through strategic alliances or through public or private sales of our equity securities, and we may also obtain equipment leases and pursue opportunities to obtain debt financing in the future. If we are unable to obtain sufficient funding on a timely basis, we may be forced to significantly curtail or cease our operations.

Our inability to complete our development projects in a timely manner could have a material adverse effect of our results of operations, financial condition and cash flows.

If our projects are not completed in a timely fashion, our Company could experience:

•	additional competition in the industry for our products; and

•	delay in obtaining future inflow of cash from financial or partnership activities, any of which could have a material adverse effect of our results of operations, financial condition and cash flows.

Any products that we may develop as a pharmaceutical product will be subject to extensive governmental regulations relating to development activities, conduct of clinical trials, manufacturing and commercialization. In the United States, for example, the prospective products that we intend to develop and market are regulated by the FDA under its new drug development and review process. Before such products can be marketed, we must obtain clearance from the FDA by submitting an investigational new drug application, then by successfully completing human testing under three phases of clinical trials, and finally by submitting a new drug application.

The time required to obtain approvals for our prospective products from the FDA and other agencies in foreign locales with similar processes is unpredictable. We expect to be able to accelerate the approval process and to increase the chances of approval by using existing and approved drugs as the basis for our own technology. However, we cannot guarantee that our expectations will be realized, and there is no assurance that we will ever receive regulatory approval to use our proprietary substances, methods and processes. If we do not obtain such regulatory approval, we may never become profitable.

We may not commence clinical testing for any of our prospective pharmaceutical products and the commercial value of any clinical study that we may conduct will depend significantly upon our choice of indication and our patient population selection. If we are unable to commence clinical testing or if we make a poor choice in terms of clinical strategy, we may never achieve revenues.

In order to commence clinical testing, we must successfully complete and obtain positive scientific results from pre‑clinical studies and, in the case of an existing drug that we are re‑profiling for a new indication, adopt existing pre‑clinical or early stage clinical studies to our own research. If we successfully complete any clinical study of our own, the commercial value of any such study will significantly depend upon our choice of indication and our patient population selection for that indication.

We will rely on third parties to conduct our research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet our manufacturing requirements and applicable regulatory requirements or otherwise expected, we may not be able to commercialize our products, which may prevent us from becoming profitable.

We will rely on contract manufacturers as a source suppliers for our products.

Because of our planned reliance on contract manufacturers, we may also be exposed to additional risks, including those related to intellectual property and the failure of such manufacturers to comply with strictly‑enforced regulatory requirements, manufacture components to our specifications, or deliver sufficient component quantities to us in a timely manner. For example, a contract manufacturer working on our behalf may violate the intellectual property rights of a third party in manufacturing a component of one of our products, and if such a violation occurs without our knowledge, we may be held vicariously liable for the acts of our contractor, incur related costs and court mandated damages, or become enjoined from selling products which violate those third‑party intellectual property rights. Similarly, if a contract manufacturer working on our behalf is found to be in violation of FDA or other national regulatory standards regarding the manufacture, packaging or labeling of any of our products, we could face any number of adverse consequences including costly regulatory investigations and fines, interruptions in the flow of our products or materials, product recalls, or liability to consumers regarding any of our products that do not meet such regulatory requirements. If any of these events occurs, if our relationship with any of our potential contract manufacturers terminates, or if any such manufacturer is unable fulfill its obligations to us for any reason, our product development and commercialization efforts could suffer and we may never realize a profit.

If we are unable to establish a sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these functions, we may not be successful in commercializing our product candidates.

In order to successfully commercialize any of our product candidates, we must either develop a satisfactory sales, marketing and distribution infrastructure or enter into collaborations with partners to perform these services for us. We will require substantial resources to create such an infrastructure, and we may never possess the resources to do so. For example, we may be unable to recruit and retain an adequate number of effective sales and marketing personnel or we may incur unforeseen costs and expenses in connection with developing the necessary infrastructure.

Although we plan to develop our own sales and marketing organizations in some markets, we intend to enter into partnering, co‑promotion and other distribution arrangements to commercialize our products in most markets. We may not be able to enter into collaborations on acceptable terms, if at all, and we may face competition in our search for partners with whom we may collaborate. If we are not able to build a satisfactory sales, marketing and distribution infrastructure or collaborate with one or more partners to perform these functions, we may not be able to successfully commercialize our product candidates, which could cause us to cease our operations.

Our product candidates may never gain market acceptance, which could prevent us from generating revenues.

The success of our products will depend on their acceptance by customers and the public, among other things. Market acceptance of, and demand for, any product that we develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the effectiveness of our or our collaborators’ sales, marketing and distribution strategy; and

•	publicity concerning our products or competing products.

If our product candidates fail to gain market acceptance, we may be unable to generate sufficient revenue to continue our business.

We face potential product liability exposure, and any claim brought against us may cause us to divert resources from our normal operations or terminate selling, distributing and marketing any of our products. This may cause us to cease our operations as it relates to that product.

The sale of any of our products may expose us to product liability claims from consumers. Although we plan to obtain product liability insurance coverage with limits that we hope will be customary and adequate to provide us with coverage for foreseeable risks, our insurance coverage may be insufficient to reimburse us for the actual expenses or losses we may suffer.

Even if we are able to successfully defend ourselves against any potential claims, we will likely incur substantial costs in the form of unanticipated expenses and negative publicity. This could result in decreased demand for our products, an impaired business reputation, revenue loss or an inability to continue commercializing our products. Any of these consequences could cause us to cease our operations.

We face substantial competition in the cannabis industry, which could harm our business and our ability to operate profitably.

Our industry is highly competitive, and many of our potential competitors, either alone or together with their partners, have substantially greater financial resources, development programs, and regulatory experience, expertise in the protection of intellectual property rights, and manufacturing, distribution and sales and marketing capabilities than us. As a result, they may be able to:

•	develop and market products that are faster to market and less expensive than our products;

•	commercialize competing products before we can launch any of our products;

•	initiate or withstand substantial price competition more successfully than us;

•	enjoy greater success in recruiting skilled workers from a limited pool of available talent; and

•	more effectively negotiate third‑party licenses and strategic alliances.

The manufacturing of all of our products will be subject to ongoing regulatory requirements, and may therefore be the subject of regulatory or enforcement action. The associated costs could prevent us from achieving our goals or becoming profitable.

Our products, third‑party manufacturing facilities and processes and advertising and promotional activities will be subject to significant review and ongoing and changing regulation by various regulatory agencies. Our failure to comply with any regulatory requirements may subject us to administrative and judicial sanctions, which may include warning letters, civil and criminal penalties, injunctions, product seizures or detention, product recalls, total or partial suspension of production, or the denial of pending product marketing applications.

Regulatory or enforcement actions could adversely affect our ability to develop, market and sell our products successfully and harm our reputation, which could lead to reduced market demand for such products. Consequently, the costs associated with any such action could cause our business to suffer and prevent us from achieving our goals or becoming profitable.

Since certain of our directors are located outside of Canada, you may be limited in your ability to enforce Canadian civil actions against them for damages to the value of your investment.

We plan to indemnify our directors and officers against liability to us and our security holders, and such indemnification could increase our operating costs.

Our Articles allow us to indemnify our directors and officers against claims associated with carrying out the duties of their offices. Our Articles also allow us to reimburse them for the costs of certain legal defenses. Insofar as indemnification for liabilities arising under relevant securities legislation may be permitted to our directors, officers or control persons, certain securities regulations may deem that such indemnification is against public policy and is therefore unenforceable in that jurisdiction.

Since our officers and directors are aware that they may be indemnified for carrying out the duties of their offices, they may be less motivated to meet the standards required by law to properly carry out such duties, which could increase our operating costs. Further, if our officers and directors file a claim against us for indemnification, the associated expenses could also increase our operating costs.

Not all jurisdictions allow for the medicinal use of cannabis and those jurisdictions which allow it could reverse their position.

Certain jurisdictions currently allow the medicinal use of cannabis. Many other jurisdictions do not. There can be no assurance that additional jurisdictions will allow the medicinal use of cannabis or that those jurisdictions which currently allow it will continue to do so. If either of these events occur, then not only will our growth prospects in this field be materially impacted, we may experience a declining market for our products.

Your legal recourse as a United States investor could be limited.

The Company is incorporated under the laws of Canada. Most of the assets now are located outside of Canada or the United States. Only our audit firm and some of our lawyers are residents of Canada. As a result, if any of our Canadian or US shareholders were to bring a lawsuit in the Canada or the United States against the officers, directors or experts in Canada, it may be difficult to effect service of legal process on those people who reside outside of the United States or Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934 or equivalent Canadian securities laws. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgments were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States’ securities laws.

Risks Related to Our Stock

Trading on the OTC Bulletin Board and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTCQB service of the Financial Industry Regulatory Authority and is traded on the CSE. Trading in stock quoted on the OTC Bulletin Board or listed on the CSE is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like Amex. Accordingly, shareholders may have difficulty reselling any of their shares.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and FINRA’s sales practice requirements, which may limit a stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission in the United States (the “SEC”) has adopted Rule 15g‑9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker‑dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker‑dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker‑dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker‑dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker‑dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker‑dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker‑dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non‑institutional customers, broker‑dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low‑priced securities will not be suitable for at least some customers. The Financial Industry Regulatory Authority requirements make it more difficult for broker‑dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

You will experience dilution or subordinated stockholder rights, privileges and preferences as a result of our financing efforts.

We must raise additional capital from external sources to carry out our business plan over the next two years. To do so, we may issue debt securities, equity securities or a combination of these securities; however, we may not be able to sell these securities, particularly under current market conditions. Even if we are successful in finding buyers for our securities, such buyers could demand high interest rates or require us to agree to onerous operating covenants, which could in turn harm our ability to operate our business by reducing our cash flow and restricting our operating activities. If we choose to sell shares of our common stock, this will result in dilution to our existing stockholders. In addition, any shares of common stock we may issue may have rights, privileges and preferences superior to those of our current stockholders.

We do not intend to pay dividends and there will thus be fewer ways in which you are able to make a gain on your investment, if at all.

We have never paid dividends and do not intend to pay any dividends for the foreseeable future. To the extent that we may require additional funding currently not provided for in our financing plan, our funding sources may prohibit the declaration of dividends. Because we do not intend to pay dividends, any gain on your investment will need to result from an appreciation in the price of our common stock. There will therefore be fewer ways in which you are able to make a gain on your investment, if at all. There is also no guarantee that your investment will appreciate.

Risks Related to Our Intellectual Property

If we are unable to maintain and enforce our proprietary intellectual property rights, we may not be able to operate profitably.

Our commercial success will depend, in part, on obtaining and maintaining patent protection, trade secret protection and regulatory protection of our technologies and patents as well as successfully defending third-party challenges to such technologies and patents. We will be able to protect our technologies and patents from use by third parties only to the extent that valid and enforceable patents, trade secrets or regulatory protection cover them and we have exclusive rights to use them. The ability of our licensors, collaborators and suppliers to maintain their patent rights against third‑party challenges to their validity, scope or enforceability will also play an important role in determining our future.

In addition, our commercial success will depend, in part, on maintaining patent rights we have licensed and plan to license in the future, related to products we may market in the future. Since we will not fully control the patent prosecution of any licensed patent applications, it is possible that our licensors will not devote the same resources or attention to the prosecution of the licensed patent applications as we would if we controlled the prosecution of the applications ourselves. Consequently, the resulting patent protection, if any, may not be as strong or comprehensive as it would be had we done so.

The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions that include unresolved principles and issues. No consistent policy regarding the breadth of claims allowed regarding such companies’ patents has emerged to date in the United States, and the patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict with any certainty the range of claims that may be allowed or enforced concerning our patents or third‑party patents.

We also rely on trade secrets to protect our technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we seek to protect confidential information, in part, through confidentiality agreements with our consultants and scientific and other advisors, they may unintentionally or willfully disclose our information to competitors. Enforcing a claim against a third party related to the illegal acquisition and use of trade secrets can be expensive and time consuming, and the outcome is often unpredictable. If we are not able to maintain patent or trade secret protection on our technologies and product candidates, then we may not be able to exclude competitors from developing or marketing competing products, and we may not be able to operate profitability.

If we are the subject of an intellectual property infringement claim, the cost of participating in any litigation could cause us to go out of business.

There has been, and we believe that there will continue to be, significant litigation and demands for licenses in our industry regarding patent and other intellectual property rights. Although we anticipate having a valid defense to any allegation that our current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, we cannot be certain that a third party will not challenge our position in the future. Other parties may own patent rights that we might infringe with our products or other activities, and our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. These parties could bring claims against us that would cause us to incur substantial litigation expenses and, if successful, may require us to pay substantial damages. Some of our potential competitors may be better able to sustain the costs of complex patent litigation, and depending on the circumstances, we could be forced to stop or delay our research, development, manufacturing or sales activities. Any of these costs could cause us to go out of business.

We may in the future be required to license patent rights from third-party owners in order to develop our products candidates. If we cannot obtain those licenses or if third‑party owners do not properly maintain or enforce the patents underlying such licenses, we may not be able to market or sell our planned products.

We have licensed patent‑protected technologies with certain parties and we may also license other intellectual property from other third parties, if we believe it is necessary or useful to use additional third-party intellectual property to develop our products. Typically, we would seek to negotiate and obtain any required third party licenses immediately following the completion of preliminary research to establish a concept and plan of development for a new product candidate. We will also be required to pay license fees, certain milestones or royalties or both to obtain such licenses, and there is no guarantee that such licenses will be available on acceptable terms, if at all. Even if we are able to successfully obtain a license, certain rights may be non‑ or co‑exclusive, and this would give our competitors access to some of the intellectual property as us, which could ultimately prevent us from commercializing a product.

Upon obtaining a license, our business prospects will depend, in part, on the ability of our licensors to obtain, maintain and enforce patent protection on our licensed intellectual property. Our licensors may terminate our license, may not pursue and successfully prosecute any potential patent infringement claim, may fail to maintain their patent applications, or may pursue any litigation less aggressively than we would. Without protection for the intellectual property that we license, other companies may be able to offer substantially similar products for sale, and we may not be able to market or sell our planned products or generate any revenues.

Item 4. Information on the Company

A. History and Development of the Company

We are a publicly traded corporation incorporated on June 10, 2002 in the Province of British Columbia, Canada under the name “649186 B.C. Ltd.”. On September 9, 2003, we changed our name to “Xerxes Health Corp.”. On June 26, 2007, we changed our name to “Neurokine Pharmaceuticals Inc.”. On April 7, 2015, we changed our name to “Pivot Pharmaceuticals Inc.” and on December 5, 2019, we changed our name to “BetterLife Pharma Inc.”.

Our registered office is located at c/o Alexander Holburn Beaudin + Lang LLP, 2700 - 700 West Georgia Street, Vancouver, British Columbia V7Y 1B8, Canada.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website address is http://www.abetterlifepharma.com.

B. Overview

We are a science-based innovative medical wellness company aspiring to offer high-quality preventive and self-care products to our customers. We have an agreement, through our wholly-owned subsidiary, BLife Therapeutics Inc. (“BLife”), pursuant to which BLife will acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to, among other things, manufacture, have manufactured, use, offer for sale and sell AP-003 for all inhalation delivery therapeutic, diagnostic and prophylactic applications related to the COVID-19.

We have also invested in the acquisition and licensing of patented drug delivery technologies and have developed and tested differentiated cannabis formulations. Our products will be manufactured at current Good Manufacturing Practices (“GMP”) accredited facilities in Canada (50,000-sq. ft. cGMP facility located in Dollard-des-Ormeaux, Quebec) and United States. Our premium branded product line includes tablets, capsules and soft gels, bulk powder, stick packs, infused beverages, oral solutions, lotions, creams, gels, gums, mints, candies and intimate lubricant.

Our management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

On September 12, 2017, we entered into a licensing agreement with Altum Pharmaceuticals Inc. (“Altum”) whereby we were granted worldwide rights to BiPhasix Transdermal Drug Delivery Technology (“BiPhasix Technology”) for the delivery and commercialization of cannabinoids, and tetrahydrocannabinol (“THC”) based products. Financial consideration included:

•	Issuance of 2,500,000 common shares on effective date of agreement;

•	Issuance of 2,500,000 common shares upon Health Canada Natural Product Number (“NPN”) approval;

•	Royalties on annual gross sales; and

•	For pharmaceutical products, milestone payments payable upon first Investigative New Drug Approval, upon positive outcome of Phase II trial in first indication, and upon New Drug Application approval.

On February 28, 2018, we completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among the Company, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,333 in May 2019 for total cash payment of US$1 million. In addition, we also issued 5,000,000 common shares and may pay royalties on future net sales. Pursuant to the acquisition of Pivot Naturals, we acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products. In February and April 2020, we transferred 75% and 25% of our membership interest of Pivot Naturals, respectively, and BetterLife has strategically exited the California cannabis market.

On March 2, 2018, we completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among the Company, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic. As consideration for the purchase, we paid $1 in cash on closing and issued 500,000 common shares.

On December 17, 2018, we entered into a joint venture arrangement whereby BetterLife holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”). Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented RTIC™ powderization technologies.

In March 2020, we completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On May 6, 2020, we signed a letter of intent to enter into a license agreement to acquire worldwide rights (other than in Greater China, Japan and ASEAN countries) to commercialize and sell AP-003, a potential COVID-19 treatment, from Altum. Under the terms of the transaction, on closing we will issue 10,000,000 common shares to Altum and grant to Altum 5,000,000 warrants to acquire an equivalent number of common shares at a price of $0.19 per common share. The warrants will have a term of two years and are only exercisable upon successful completion of the clinical trial. Subject to the satisfaction of certain conditions precedent, upon registration of the proposed product in a major market, we will pay US$5,000,000 in cash to Altum and Altum will be entitled to a tiered royalty equal to 7% of net sales on the first US$50,000,000 in a calendar year and a reduced royalty equal to 5% of net sales in any calendar year that are in excess of US$50,000,000. Closing is contingent on, among other things, BetterLife undertaking an equity financing of at least US$5,000,000 and Altum obtaining an exclusive license with respect to certain intellectual property from Canadian governmental research and technology organization.

In May 2020, we secured “hard” lock-up agreements from shareholders of Altum representing 67.45% of the outstanding common shares of Altum. We intend to approach Altum to discuss a merger transaction to take place by way of a plan of arrangement or such similar transaction. Pursuant to the terms of the proposed acquisition, we will issue 4.582 common shares for each Altum common share. Closing of the transaction is subject to receipt of all required approvals and completion of our due diligence. If or when the transaction closes, the letter of intent signed on May 6, 2020 between BetterLife and Altum will be nullified.

Platform Technologies

AP-003

AP-003 is a patent pending proprietary Interferon α2b (“IFN α2b”) inhalation formulation. In recent studies IFN α2b has been shown to be effective in slowing viral replication. In the study published in May 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors, the findings presented in the study were the first to suggest therapeutic efficacy of IFN-a2b in Covid-19 disease. Altum is planning a randomized, double-blind, placebo controlled trial of AP-003 in early stage COVID-19 patients is to start in the near future.

Cautionary note: We are not making any express or implied claims that Altum’s AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of Altum’s AP-003 are under investigation and market authorization has not yet been obtained.

BiPhasix Transdermal Drug Delivery Technology (Topical Platform)

We acquired worldwide rights from Altum for its patented topical transdermal drug delivery technology platform, which will be used for the delivery and commercialization of cannabinoid, CBD and THC-based products. The BiPhasix Technology has the potential to deliver drugs less invasively than by injections. It also has the potential to topically deliver therapeutic amounts of drugs with better absorption rates, where creams, ointments or conventional liposomes have not been effective.

Thrudermic Transdermal Nanotechnology (Topical Platform)

We acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids. Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations, The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions.

Solmic Solubilization Drug Delivery Technology (Oral Platform)

Through its acquisition of Solmic, we acquired the worldwide rights to the Solmic’s Micelle oral drug delivery technology for cannabinoids.

Ready-To-Infuse Cannabis Technology

Our patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products.

C. Organizational Structure

Our company operates through several wholly-owned subsidiaries as follows:

•	Pivot Pharmaceuticals Manufacturing Corp. (Canada)

•	BetterLife Pharma US Inc. (U.S.A.)

•	Thrudermic, LLC (U.S.A.)

•	Pivot Europe Pharmaceuticals AG (Lichtenstein)

•	Solmic AG (Switzerland)

D. Property, Plants and Equipment

We currently lease our head office in Vancouver, British Columbia, Canada. We also have a 50,000 square foot facility located in Dollard-des-Ormeax, Quebec, Canada which we will be manufacturing our products in. Half of this facility is operated by our contract manufacturer, Bio V Pharma Inc. (“Bio V”). On a fee-for-service basis, Bio V will manufacture products for our Canadian and international customers. The other half of the building will be operated by us, which focus will be on the manufacturing of edibles. This facility at Dollard-des-Ormeax will fall under our pending Health Canada Standard Processor and Sale for Medical Purposes license.

As of January 31, 2020, we leased a 6,000 square foot facility in Costa Mesa, CA, U.S.A, which was assigned together with the assignment of 100% of our membership interest in Pivot Naturals in April 2020.

We own certain manufacturing equipment, which is housed at our contract manufacturing location in Tennessee, U.S.A. We also own the security system located in our facility in Dollard-des-Ormeaux, Quebec, Canada.

We plan on relying on contract manufacturers to produce sufficient quantities for large scale commercialization. These contract manufacturers will be subject to extensive government regulations. Regulatory authorities in the markets that we intend to serve require that drugs be manufactured, packaged and labeled in conformity with current GMP as set by the FDA. In this regard, we engage only contract manufacturers who have the capability to manufacture products in compliance with current GMP in bulk quantities for commercialization. We also safeguard our intellectual property when working with contract manufacturers by working only with manufacturers who in our estimation have a strong track record of safeguarding confidential information and who are willing to enter into agreements with us that impose upon them strict intellectual property protection measures

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2020		January 31, 2019
Revenue	$	nil	$	nil
Operating expenses		(18,731,199)		(6,908,952)
Other income (expense):
Accretion expense on convertible debentures		(380,754)		(1,078,141)
Gain on repayment of promissory note		–		8,890
Interest expense		(48,024)		(4,862)
Interest income		4,479		4,196
Loss on extinguishment of convertible debentures		–		(1,240,773)
Loss on impairment of equipment		(3,901)		–
Loss on impairment of loan receivable		(213,085)		–
Other		48,382		(35,148)
Settlement of legal claim		(264,660)		–
Net loss		$(19,588,762)		$(9,254,790)

Net loss for the year ended January 31, 2020 increased by $10,333,972 as compared to the year ended January 31, 2019. The increase was attributable to an increase in operating expenses and losses recognized on impairment of abandoned assets, equipment, intangible asset and loan receivable and settlement of legal claim. This was offset by a decrease in amortization of discount on convertible debentures and other items recorded in 2018 but not in 2019, such as loss on extinguishment of convertible debentures.

During the year, we advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. We also advanced SolMic GmbH a loan of €150,000 with a term of six months and interest rate of 18% per annum. Solmic GmbH entered into insolvency proceedings and has been restructured. As management does not expect to recover payments made, we have written off the amount paid for the production order of $1,441,600 (included in operating expenses) and recorded an impairment of the loan receivable.

During the year ended January 31, 2020, our board and management decided to forego BetterLife’s US operations that were initially intended to be held in Pivot Naturals. Due to the change in the strategic direction of the Company, management determined that several assets initially held for US operations purposes had a recoverable value of $nil and were, therefore, impaired for a total amount of $1,303,278. The main asset impaired relates to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

During the year ended January 31, 2020, a demand for arbitration was filed by former employees of Pivot Naturals before the American Arbitration Association (“AAA”) alleging claims for breach of the written employment contracts, fraud, illegal retaliation in violation of California’s whistleblower statute and tortious discharge in violation of public policy seeking, among other things, recovery of damages for breach of employment contracts, including recovery of severance amounts, damages for breach of alleged option rights, waiting time penalties, as well as other general and punitive damages on the tort claims. In connection with the above, we filed a suit in British Columbia against these former employees for declaratory relief and related matters concerning control and use of the Company’s assets. Subsequent to the year end, we settled these outstanding legal matters. Consideration for settlement included the following: 1) Assignment of 100% of our membership interest in Pivot Naturals to Goodbuzz Inc. (completed in April 2020); 2) $264,660 (US$200,000) payment to these former employees (completed in February and April 2020); and 3) Payment of the monthly lease on Pivot Naturals’ lease at 3595 Cadillac Avenue in California, USA for the months of February, March and April 2020 (completed in February 2020). Pursuant to the settlement, we recorded a loss on settlement of legal claim of $264,660.

With the assignment of Pivot Naturals and the decision to forego its US operations, we exited the cannabis industry in California and will focus on manufacturing and distributing hemp and non-hemp-based CBD products to states where regulations permit and on commercializing AP-003. As a result of the exit, we reduced our expectations of cash flows from the use of the RTIC patents and recorded an impairment loss on its RTIC patents of $6,625,246.

Expenses

	YEAR ENDED
	January 31, 2020	January 31, 2019
Amortization and depreciation of equipment and intangible assets	$985,895	$900,651
Consulting fees	1,608,692	1,022,055
Due diligence costs	–	251,674
Finders fee expense	100,000	100,000
Foreign exchange loss	38,057	24,208
General and administrative	923,877	1,297,802
Amortization of right-of-use assets	361,502	235,586
Lease liability expense	347,445	155,049
Licensing fees	40,029	79,008
Professional fees	1,707,892	930,879
Promotion and marketing	96,641	11,076
Repairs and maintenance	45,875	301
Research and development	63,767	364,784
Wages, salaries and employment expenses	3,016,626	1,527,023
Loss on impairment of intangible asset	6,625,246	-
Loss on impairment of abandoned assets	1,303,278	-
Loss on impairments and write-offs of inventory and other	1,466,377	8,856
Operating expenses	$18,731,199	$6,908,952

Operating expenses were $18,731,199 for the year ended January 31, 2020 compared to $6,908,952 in the prior year. In May 2019, we closed on a non-brokered private placement of $15 million by issuing 60 million units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.35 per share and with an expiry term of two years. Closing of this private placement allowed BetterLife to progress on its business plans, including incurring expenditures required to prepare for commercialization of products in the US and strengthening of its leadership team, which led to an increase in operating expenses such as consulting fees, professional fees and wages, salaries and employment expenses. Increases in operating expenses were due to the following activities:

•	We engaged services of consultants for our corporate promotional strategy and branding strategy related to commercialization of our branded products expected to begin in the U.S.A. during 2020.

•	Legal counsel costs were incurred to defend various claims against us during the year.

•	We engaged advisors to assist with the preparation, completion and submission of our site evidence package to Health Canada for our cannabis formulation, processing and packaging facility in Dollard-des-Ormeaux. The site evidence package submission was the final step required to obtain a license to produce CBD, phytocannabinoid and nutraceutical formulations for commercialization.

•	Beginning in July 2019, we began strengthening our executive leadership team and entered into contracts with newly appointed executives for the positions of Chief Executive Officer, President and Chief Operating Officer, which increased wages, salaries and employment expenses.

•	We wrote-off a payment made to SolMic GmbH in the amount of $1,441,600 for our initial production order for micellized cannabinoid solution as we did not expect to recover this amount after Solmic’s insolvency and restructuring proceedings.

Increases in operating expenses for the current year were offset by decreases in general and administrative expenses (see below), due diligence costs and research and development expenses. In the prior year, the Company engaged in numerous negotiations and due diligence processes for potential merger, acquisition and licensing opportunities. In addition, we performed research for the development of cannabinoid oral formulations.

The tables below present material components of general and administrative expense:

	YEAR ENDED
	January 31, 2020	January 31, 2019
Business licenses	$48,671	$66,040
Conferences	45,557	9,163
Information technology	22,129	–
Investor relations	122,221	546,193
Office	147,772	154,457
Press release	35,010	101,860
Printing	20,741	–
Public listing expense	59,564	65,897
Shareholder expense	10,303	9,914
Telecommunications	22,777	24,747
Travel, meals and entertainment	309,852	285,160
Utilities	25,743	1,541
Website costs	53,537	32,830
	$923,877	$1,297,802

General and administrative expense decreased by $373,925 from the prior year. The decrease was mainly attributable to a decrease in investor relations expense. During the year ended January 31, 2019, we engaged investor relations service providers in both Canada and Europe and incurred higher costs in doing so. We also issued common shares with fair value of $199,300 for investor relations services provided.

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure. We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets. To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of January 31, 2020, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While BetterLife has incurred losses to date, with an accumulated deficit of $54,660,516 at January 31, 2020, we anticipate the success and eventual profitability from commercialization of our product portfolio. We also ensure that we have access to public capital markets. However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that BetterLife will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans. Therefore, BetterLife is subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents our working capital as at January 31, 2020, January 31, 2019 and February 1, 2018 (date of transition to IFRS):

	January 31, 2020	January 31, 2019	February 1, 2018
Current assets	$3,480,538	$217,420	$183,477
Current liabilities	960,064	5,402,752	527,618
Working capital (deficit)	$2,520474	$(5,185,332)	$(344,141)

As at January 31, 2020, current assets increased from $217,420 at January 31, 2019 to $3,480,538. Included in current assets at January 31, 2020 are cash of $3,281,704. Current liabilities at January 31, 2020 decreased from $5,402,752 at January 31, 2019 to $960,064. The increase in current assets and decrease in current liabilities from January 31, 2019 was due to the closing of a non-brokered private placement of $15 million in May 2019. Proceeds from the private placement were used to settle outstanding obligations, including accounts payable and accrued liabilities, due to related parties, convertible debentures and acquisition obligation, and to fund expenditures required for the Company to pursue commercialization of its branded products.

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2020 and 2019:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2020	January 31, 2019
Operating activities	$(7,880,641)	$(4,708,567)
Investing activities	(1,141,093)	(844,382)
Financing activities	12,226,420	5,548,364
Effect of foreign exchange rate changes on cash	2,218	84
Increase in cash for the period	$3,206,905	$(4,504)

Cash used in operating activities for the year ended January 31, 2020 increased from the year ended January 31, 2019. The increase was due to a higher net loss incurred during the 2020 period, partially offset by an increase in non-cash expense items impacting net loss.

Cash used in investing activities for the year ended January 31, 2020 increased from cash used in investing activities for the comparative prior year. During the 2020 period, we invested $542,742 in property equipment, primarily related to leasehold improvements made and security system implemented on our Dollard-des-Ormeaux facility for submission of our site evidence package to Health Canada. We also made our last instalment payment of $432,923 (US$340,000) in May 2019 on our acquisition of Pivot Naturals, which had closed on February 28, 2018. In the prior year, we paid $847,161 (US$659,999) in acquisition costs for Pivot Naturals.

Cash provided by financing activities for the year ended January 31, 2020 was $12,226,420 as compared to $5,548,364 for the year ended January 31, 2019. During the current year, we closed on non-brokered private placements for gross proceeds of $16,310,000. Proceeds from the private placements were used to extend the maturity date of convertible debentures in March 2019 ($250,000) and repay the outstanding balances of convertible debentures in May 2019 ($3,250,000). During the year ended January 31, 2019, we received gross proceeds of $4,559,206 from issuances of convertible debentures and $1,539,315 from the close of a non-brokered private placement, which were offset by repayment of promissory note payable and loan payable totaling $268,062.

Commitments and Contingencies

As at January 31, 2020, we are a lessee in a lease for 285-295 Kesmark Street in Quebec, Canada with expiry in April 2025 and annual minimum lease payments of approximately $741,000 to $936,000 over the next five (5) years. Our subsidiary, Pivot Naturals, is a lessee in a lease on 3595 Cadillac Avenue in California, U.S.A. with expiry in July 2023. In April 2020, we assigned 100% of our membership interest in Pivot Naturals to a third party, including the lease on 3595 Cadillac Avenue.

In September 2019, we were served with a claim from Green Stream Botanicals Corp. (“GSB”) for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019. We believe no service was performed by GSB and intend to vigorously defend these claims.

In November 2019, our former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of six (6) million stock options and an order that we not issue further common shares. We believe the claim is unfounded and intend to vigorously defend these claims.

In January 2020, an injunction was filed against BetterLife in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000, which we intend on defending. BetterLife and BioV have, without prejudice or admission, settled the provisional injunction portion of the application while reserving their respective rights on interlocutory injunction and on the merits of the application.

C. Research and Development, Patents and Licenses, etc.

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary and intellectual property rights. These laws, procedures and restrictions provide only limited protection.

We endeavor to enter into agreements with our employees, contractors, distributors, resellers, business partners and other third parties with which we do business or wish to do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use, disclosure or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe our intellectual property rights. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, copyright and trade secret protection may not be available in every country in which our products, services and solutions are sold. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

D. Trend Information

Trend information is included throughout the other sections of this Item 5. In addition, we expect our operating results to continue to fluctuate in future quarters, and in light of the current pandemic situation (see “Risk Factors”).

E. Off-Balance Sheet Arrangements

Not applicable.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of January 31, 2020.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations	$9,207,261	$741,318	$1,614,491	$1,820,579	$5,030,874

G. Safe Harbor

This annual report contains forward-looking statements about us, our markets and our industry. These statements involve known and unknown substantial risks, uncertainties and other factors as described in detail under “Item 3. Key Information—D. Risk factors” in this annual report that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the forward-looking statements. All statements, other than statements of historical fact, included in this annual report regarding our strategy, future operations, future financial position, future net sales, projected expenses, prospects and plans and objectives of management are forward-looking statements.

In some cases, you can also identify forward-looking statements by terms such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “will,” “would,” “should,” “could,” “can,” “predict,” “potential,” “continue,” “objective,” or the negatives of these terms, and similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

All forward-looking statements reflect our current views about future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements in this annual report include, but are not limited to, statements about:

•	our business strategies;

•	our future prospects, business development, results of operations and financial condition;

•	competition from local and international companies, new entrants in the market and changes to the competitive landscape;

•	the adoption of new, or changes to existing, laws and regulations;

•	the termination of or changes to our relationships with our partners and other third parties;

•	our plans to launch and monetize new products;

•	our ability to retain key personnel and attract new talent;

•	our ability to adequately protect our intellectual property;

•	the anticipated costs and benefits of our acquisitions;

•	the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights;

•	our legal and regulatory compliance efforts; and

•	worldwide economic conditions and their impact on demand of our products and services.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this annual report. You should read this annual report and the documents that we have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent. Information on such persons’ share ownership is under Item 7.

Name and Positions Held (Age)	Experience and Principal Business Activities
Ahmad Doroudian (59)	Chief Executive Officer & Director of the Company since	2020
Robert Metcalfe (80)	Director of the Company since	2020
Anthony Pullen (75)	Director of the Company since	2020
Wolfgang Renz (50)	Director of the Company since	2015
Chris Lucky (53)	Chief Operating Officer of the Company since	2019
Moira Ong (45)	Chief Financial Officer of the Company since	2010

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with over 27 years of experience in management and development of private and publicly traded pharmaceutical companies. Dr. Doroudian is the founder of Altum Pharmaceuticals Inc., a private company engaged in the development of therapeutics within under-served areas in oncology. .From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 MM in debt and equity and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (Pharmacokinetics and drug metabolism) from the University of British Columbia.

Robert Metcalfe

Robert Metcalfe is a lawyer and has served as President, CEO, Lead Director, Chairman and Committee member on numerous publicly listed natural resource and industry company corporate boards in Canada, the USA, England, South America and Africa. He was a senior partner with the law firm Lang Michener LLP for 20 years. He is the former President and Chief Executive Officer of Armadale Properties and Counsel to all of the Armadale Group of Companies, with significant holdings across numerous industries including finance, construction of office buildings, airport ownership, management and refurbishing, land development, automotive dealerships as well as newspaper publishing, radio and television stations. Mr. Metcalfe was a director of Canada Lands Company Limited, one of the largest real estate corporations in Canada, and was a director and Chairman of the Board of CN Tower Limited, the tallest communications structure in the world. Throughout his career Mr. Metcalfe has served as a director of public and private corporations including publicly listed Radiant Energy Corp. (airplane de-icing company operating in the US), Alberta Oil Sands (Chairman of the Board); LeadFX (in Australia), Director and Chairman of the Board, and member of the Audit Committee; PetroMagdalena Inc. (oil and gas in Colombia, South America); LSC Lithium in Argentina SA and currently serves as director of the publicly listed companies Gran Colombia Gold Corp., (Lead Director and Chairman of the Corporate Governance Committee as well as a member of the Audit Committee); WPC Resources Limited (a gold mining company in Nunavut); As a director and shareholder, Mr. Metcalfe has been engaged in numerous acquisitions, divestitures, corporate reorganizations, financings and corporate improvements, as well as serving on numerous special committees across many sectors. He is a member of the Institute of Corporate Directors and a member in good standing of the Law Society of Upper Canada.

Anthony Pullen

Anthony Pullen is one of the most experienced investment bankers in Canada in the healthcare and biotechnology industry sectors. In 1987, Tony was instrumental in the creation and funding of MDS Capital Corp., Canada’s largest venture capital fund dedicated to the life sciences, now known as Lumira Capital. Most recently, Tony was an investment banker in the healthcare and biotechnology industries with Dominick Capital Corp.

Wolfgang Renz

Wolfgang Renz is President of International Business at Physicians Interactive. Formerly, Dr. Renz served as Corporate Vice President of Business Model & Healthcare Innovation at Boehringer Ingelheim, one of the world’s largest pharmaceutical companies. For over a decade, he has been involved in developing medicines and technology to help people lead healthier, more productive lives. At Boehringer Ingelheim, he led a team of specialists to find, test, and develop the disruptive technologies that will shape the way health care will be delivered in the future. In addition, he also serves as Adjunct Professor of Surgery at McGill University’s Faculty of Medicine in Montreal, Canada. Prof. Renz holds a medical degree and a PhD from Freiburg University and is board certified in Germany in emergency medicine.

Chris Lucky

Chris Lucky is a seasoned business leader with over 20 years’ experience leading and managing complex businesses. He has a proven track record of delivering year over year improvements by designing and implementing scaleable and sustainable business solutions. His experience spans across multiple industries including retail, manufacturing and distribution with a deep understanding of organizational effectiveness and building efficient operational models that delivers consistent results. He’s held roles at CannTrust as Vice President, Supply Chain & Manufacturing, Cardinal Health as Vice President, Distributions, Loblaw Companies as Vice President, Supply Chain, & Hudson Bay Company as Director Supply Chain. He is an inclusive leader that is transparent and strives on building lasting relationships, leading with passion and an attitude to win. He holds an MBA from Ivey School of Business and a BBA in accounting and financial management.

Moira Ong

Moira Ong is a Chartered Professional Accountant with over 16 years of experience in accounting and consulting. Moira was the Chief Financial Officer of Neurokine Pharmaceuticals Inc. and was an officer in the finance capacity of Merus Labs International Inc. from March 2010 through December 2012. In addition to holding her Chartered Professional Accountant (CPA, CA) designation, Moira is also a Chartered Financial Analyst (CFA).

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into an employment agreement dated July 2, 2019 with our Chief Operating Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2020:

Name and Positions Held	Compensation		Stock and Option Awards		Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)		$133,333	$	nil	$133,333
Toni Rinow, Former Chief Executive Officer(2)		$135,340		$147,853	$283,193
Patrick Frankham, Former Director and former Chief Executive Officer(3)		$162,205	$	nil	$162,205
James Russell Starr, Former Director and former President(4)		$233,175		$577,185	$810,340
Chris Lucky, Chief Operating Officer(5)		$107,917		$88,464	$196,381
Wolfgang Renz, Director, former Chief Medical Officer and former Regional Manager - Europe(6)		$147,500		$10,000	$157,500
Moira Ong, Chief Financial Officer(7)		$120,000		$10,000	$130,000
Patrick Rolfes, Former President of Pivot Naturals, LLC(8)		$237,820	$	nil	$237,820
Robert Metcalfe, Director(9)	$	nil		$1,044	$1,044
Krisztian Toth, Director of Pivot Pharmaceuticals Manufacturing Corp. and former Director and Chairman(10)	$	nil		$462,170	$462,170
Joseph Borovsky, Former Director(11)		$179,233		$210,544	$389,777

_________________

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020. He served as Chief Business Officer until December 31, 2019.

(2)	Toni Rinow was Chief Executive Officer from September 4, 2019 to January 19, 2020.

(3)	Patrick Frankham served as Director until June 6, 2019 and Chief Executive Officer until July 8, 2019.

(4)	James Russell Starr was President from July 8, 2019 to December 31, 2019, interim Chief Executive Officer from July 8, 2019 to September 4, 2019 and Director from September 6, 2019 to January 21, 2020.

(5)	Chris Lucky was appointed Chief Operating Officer on July 2, 2019.

(6)	Wolfgang Renz was appointed Director on February 5, 2015. Mr. Renz was Regional Manager – Europe and Chief Medical Officer until March 13, 2020.

(7)	Moira Ong was appointed Chief Financial Officer on December 26, 2010.

(8)	Patrick Rolfes was appointed president of Pivot Naturals, LLC, subsidiary of our company, on March 1, 2018. The employment agreement was terminated on April 11, 2019.

(9)	Robert Metcalfe was appointed Director on January 21, 2020.

(10)	Krisztian Toth served as Chairman and Director from May 30, 2019 to May 5, 2020. On May 5, 2020, Mr. Toth was appointed Director of our wholly-owned subsidiary, Pivot Pharmaceuticals Manufacturing Corp.

(11)	Joseph Borovsky served as Director from August 27, 2018 to January 20, 2020.

Equity Compensation Plans

Effective October 1, 2019, we adopted a long-term incentive plan. Under this plan, BetterLife may grant share purchase options, restricted stock units, performance stock units or deferred share units to its directors, officers, employees and consultants up to an amount as determined by BetterLife and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by BetterLife and will be no less than market price on grant date.

The following table sets forth equity compensation plans outstanding as at January 31, 2020:

Type	Outstanding
Share Purchase Options	14,725,000
Restricted Stock Units	2,750,000
Performance Stock Units	750,000

C. Board Practices

Each director holds office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the corporate laws of the province of British Columbia and the bylaws of our company.

During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments except as follows: Our directors approved a quarterly cash compensation to Robert Metcalfe of $7,500 and a grant of 100,000 stock options for his service as director. There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

Our Board of Directors also serve as our audit committee. The audit committee is responsible for selecting, evaluating and recommending the Company’s auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors’ review; overseeing the work of the auditors; recommending the auditors’ compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting. The audit committee is also responsible for reviewing the Company’s annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company’s policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

The Company does not have a compensation or corporate governance committee at the present time. The Company is trading on the Other OTC as a foreign private issuer and as such it believes that it is not required to have such committees. The Company is also not required to have such committees in its home jurisdiction.

D. Employees

As at January 31, 2020, 2019 and 2018, the Company had four (4) officers and three (3) employees, four (4) officers and four (4) employees, and no officers and employees, respectively.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at June 1, 2020
Ahmad Doroudian	23,335,491	(1)	13.56
Robert Metcalfe	300,000		0.17
Wolfgang Renz	365,000		0.21
Moira Ong	2,347,384		1.36

____________

(1)	Of these, 3,039,950 are held by Sassel Investments Inc., a company controlled by Mr. Doroudian and 2,795,541 are held by the spouse of Mr. Doroudian.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, only one person beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at June 1, 2020. Ahmad Doroudian owns 23,335,491 common shares or 12.16% of the issued and outstanding shares.

The Company has approximately 87 shareholders of record at June 1, 2020, including 24 shareholders of record (24%) who are residents of the United States.

To our knowledge, we are not owned by any foreign government, nor are there any arrangements which may result in a change of control of the Company.

B. Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in the consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements under Item 17.

B. Significant Changes

Refer to Note 25 in our consolidated financial statements under Item 17.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2020	$0.19	$0.07
October 31, 2019	$0.40	$0.13
July 31, 2019	$0.52	$0.34
April 30, 2019	$0.49	$0.17
January 31, 2019	$0.47	$0.21
October 31, 2018	$0.65	$0.39
July 31, 2018	$0.77	$0.27
April 30, 2018	$2.60	$0.36

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are quoted on the Canadian Securities Exchange, listed for quotation on December 19, 2017, under the Symbol “BETR”. Our common stock is also quoted on the OTCQB, listed for quotation on April 13, 2010, under the Symbol “PVOTF”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Authorized

An unlimited number of common shares without par value are authorized in the articles of incorporation.

Issued and Outstanding

As of June 1, 2020, 172,109,851 common shares were issued and outstanding.

B. Memorandum and Articles of Association

BetterLife is registered under the Business Corporations Act in British Columbia. Our Articles of Incorporation are filed as Exhibit 3.1 with this Form 20-F.

C. Material Contracts

Except as otherwise disclosed in this Form 20-F, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

E. Taxation

The Company is a Canadian corporation which, since it has not earned any revenues in Canada, has not paid taxes in Canada.

Canadian Holders are subject to Canada taxation regarding their capital gains and losses.

Canadian Federal Income Tax Information for United States Residents

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in the Company and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, (or the “Canadian Tax Act”):

•	deal at arm’s length and are not affiliated with us;

•	hold such shares as capital property;

•	do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

•	have not been at any time residents of Canada; and

•	are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), (the Convention).

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

This summary is based on the current provisions of the Canadian Income Tax Act, proposed amendments to the Canadian Income Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and the provisions of the Canada-US Tax Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

This summary is not an exhaustive description of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute “taxable Canadian property” if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares from such liability provided that the value of our common shares is not derived principally from real property situated in Canada. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

•	5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or

•	15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;

•	persons subject to an alternative minimum tax;

•	banks and other financial institutions;

•	insurance companies;

•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);

•	broker-dealers;

•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;

•	a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if both a United States Court is able to exercise primary supervision over the administration of the trust; and one or more United States persons have the authority to control all substantial decisions of the trust.

TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

NOTE THAT THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares

The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Shares” below).

For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company (“PFIC”) for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”). A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period. Although we have not been, are not now, and do not expect to be a PFIC, and we don’t expect to pay dividends, you should be aware of the following matters in the event that we do become a PFIC and do pay dividends.

If we were to become a PFIC, then U.S. Holders who acquire our common shares may be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains.

If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally, such gains and losses will be ordinary income or loss from U.S. sources.

U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividend received deduction with respect to dividends they receive from us.

Foreign Tax Credit

Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.

If we were to become a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduce by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder’s preferential capital gains tax rate and the denominator of which is the U.S. Holder’s ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale of Shares

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. A Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

We will be a PFIC if, in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year.

If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of PFIC Shares and certain dividends received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder made one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of PFIC Shares would be calculated by allocating the gain rateably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund (“QEF”) election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any. The U.S. Holder’s adjusted tax basis in our shares would be increased by the amount of such income inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder’s adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections, only if we agree to provide to the U.S. Holders, which we do, the information they will need to comply with the QEF rules. Generally, a QEF election should be made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior year’s exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder’s tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

As noted above, a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates. Similarly, ordinary income included in the gross income of a U.S. Holder who has made a QEF election or a market-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential long-term capital gain rates. The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Controlled Foreign Corporation

Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation” (“CFC”). We do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Not applicable.

I. Subsidiary Information

Refer to the notes to the consolidated financial statements under Item 17.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 12. Description of Securities Other Than Equity Securities

Effective October 1, 2019, we adopted a long-term incentive plan. Under this plan, BetterLife may grant share purchase options, restricted stock units, performance stock units or deferred share units to its directors, officers, employees and consultants up to an amount as determined by BetterLife and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by BetterLife and will be no less than market price on grant date.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2020 and determined that they were not effective.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2020 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2020, our company determined that there were control deficiencies that constituted material weaknesses, as described below:

1. We did not maintain appropriate financial reporting controls – As of January 31, 2019, our company has not maintained sufficient internal controls over financial reporting for the financial reporting process. As at January 31, 2019, our company did not have sufficient financial reporting controls with respect to the ability to process complex accounting issues such as its leases and impairment on abandoned assets. To remediate the material weakness, our company will obtain necessary external assistance to ensure that the performance of complex accounting issues can be performed accurately and on a timely basis.

Accordingly, our company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that our company’s internal control over financial reporting was not effective as of January 31, 2020 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2020 pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2020, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

Our board of directors has determined that none of our the members of our audit committee qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen are “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Our company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen. Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2020 and 2019 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

We believe that the members of our board of audit committee and our entire board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

Our company has an audit committee charter which was adopted and approved by our board of directors on May 25, 2010.

Item 16B. Code of Ethics

Effective April 20, 2011, our company’s board of directors adopted a code of business conduct and ethics that applies to, among other persons, members of our board of directors, our company’s officers including our president, chief executive officer and chief financial officer, employees, consultants and advisors. As adopted, our code of business conduct and ethics sets forth written standards that are designed to deter wrongdoing and to promote:

1.	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications made by us;

3.	compliance with applicable governmental laws, rules and regulations;

4.	the prompt internal reporting of violations of the code of business conduct and ethics to an appropriate person or persons identified in the code of business conduct and ethics; and

5.	accountability for adherence to the code of business conduct and ethics.

Our code of business conduct and ethics requires, among other things, that all of our company’s senior officers commit to timely, accurate and consistent disclosure of information; that they maintain confidential information; and that they act with honesty and integrity.

In addition, our code of business conduct and ethics emphasizes that all employees, and particularly senior officers, have a responsibility for maintaining financial integrity within our company, consistent with generally accepted accounting principles, and federal and state securities laws. Any senior officer who becomes aware of any incidents involving financial or accounting manipulation or other irregularities, whether by witnessing the incident or being told of it, must report it to our company. Any failure to report such inappropriate or irregular conduct of others is to be treated as a severe disciplinary matter. It is against our company policy to retaliate against any individual who reports in good faith the violation or potential violation of our company’s code of business conduct and ethics by another.

Our code of business conduct and ethics was included as an exhibit to our annual report on Form 10-K filed with the SEC on May 11, 2011. We will provide a copy of the code of business conduct and ethics to any person without charge, upon request. Requests can be sent to: BetterLife Pharma Inc., 1275 West 6th Avenue, #300, Vancouver, British Columbia V6H 1A6.

Item 16C.    Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2020 and for the fiscal year ended January 31, 2019 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2020 $	January 31, 2019 $
Audit Fees	110,000	128,472
Audit Related Fees	20,000	18,248
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	130,000	146,720

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

Not applicable.

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The following consolidated financial statements are filed as Exhibit 99.1 with this FORM 20-F. All of the financial information is presented in accordance with International Financial Reporting Standards.

•	Consolidated Audited Financial Statements for the years ended January 31, 2020 and 2019;

•	Management Discussion and Analysis for the year ended January 31, 2020

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
3.1	Amended Articles of Incorporation*
99.(1)	Consolidated Financial Statements for the years ended January 31, 2020 and 2019*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: June 1, 2020	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

