Form 20-F/A
period 2020-01-31
BetterLife Pharma Inc.
filed 2020-06-05
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

☐ Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of BetterLife Pharma Inc. for the year ended January 31, 2020, originally filed with the Securities and Exchange Commission on June 1, 2020 (the “Original Filing”), is being filed solely to include the XBRL files, which were omitted from the Original Filing.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected information should be read in conjunction with our consolidated financial statements, and notes, filed with this Form 20-F/A. This information, and all other financial information in this Form 20-F/A, is stated in Canadian dollars unless otherwise noted.

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

Exchange Rates

In this Form 20-F/A, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2020, the exchange rage, as quoted by the Bank of Canada, was $1.3233 for each US dollar.

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

B. Memorandum and Articles of Association

BetterLife is registered under the Business Corporations Act in British Columbia. Our Articles of Incorporation are filed as Exhibit 3.1 with this Form 20-F/A.

C. Material Contracts

Except as otherwise disclosed in this Form 20-F/A, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.   Corporate Governance

Not applicable.

Item 16H.   Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

The following consolidated financial statements are filed as Exhibit 99.1 with this FORM 20-F/A. All of the financial information is presented in accordance with International Financial Reporting Standards.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: June 5, 2020	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

