Form 20-F
period 2021-01-31
BetterLife Pharma Inc.
filed 2021-06-01
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANTTO SECTION 13 OR 15(d) OFTHE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2021

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of an event requiring this shell company report _______________

For the transition period from _________________ to _______________

BETTERLIFE PHARMA INC.
(Exact name of Registrant as specified in its charter)

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

51,445,842 common shares

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

We are a biopharmaceutical company engaged in the development and commercialization of patented, differentiated and premium quality pharmaceuticals.

Our registered office is located at c/o Alexander Holburn Beaudin + Lang LLP, 2700 - 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B8.

BetterLife has not earned any revenue and has an accumulated deficit of $91,011,306 as at January 31, 2021. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (refer to “Risk Factors”). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Anthony Pullen and Wolfgang Renz. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer of our fully-owned subsidiary, Altum; and Moira Ong serves as our Chief Financial Officer. BetterLife also has the following two senior consultants: Patrick Froupa is Chief Psychedelic Officer and Justin Kirkland is Chief Psychedelic Scientist. See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

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

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2021		January 31, 2020		January 31, 2019
Revenue	$	nil	$	nil	$	nil
Operating expenses		$7,915,367		$9,336,298		$6,908,952
Other income (expenses)		$(28,435,423)		$(10,252,464)		$(2,345,838)
Net loss		$(36,350,790)		$(19,588,762)		$(9,254,790)
Net loss per share, basic and fully diluted		$(1.35)		$(1.30)		$(1.03)
Weighted average number of shares outstanding – basic and diluted		27,027,028		15,035,909		9,020,139

Consolidated Balance Sheet Data	January 31, 2021	January 31, 2020	January 31, 2019
Operating cash	$154,722	$2,681,704	$74,800
Working capital (deficiency)	$(4,517,523)	$2,520,474	$(5,185,332)
Total assets	$1,336,425	$8,250,779	$10,306,750
Total long-term liabilities	$131,603	$4,634,154	$1,408,486
Shareholders’ equity (deficiency)	$(4,612,255)	$2,656,561	$3,495,512
Number of shares outstanding	51,445,842	17,208,112	9,689,966

Exchange Rates

In this Form 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2021, the exchange rage, as quoted by the Bank of Canada, was $1.278 for each US dollar.

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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. However, as at January 31, 2021, we have not earned any revenues and had an accumulated deficit of $91,011,306. We anticipate that we will incur increased expenses and there is a risk we will not realize sufficient revenues to offset those expenses. Our ability to continue our operations is dependent on obtaining additional financing and generating future revenues, and no assurance can be given that we will successfully be able to do so. Accordingly, our financial statements contain disclosure of management’s determination that these factors raise substantial doubt about our ability to continue as a going concern. Importantly, the inclusion in our financial statements of a going concern opinion may negatively impact our ability to raise future financing and achieve future revenue. The threat of our ability to continue as a going concern will be removed only when, in the opinion of our auditor, our revenues have reached a level that is able to sustain our business operations.

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

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence. We experienced a net loss of $36,350,790 for the year ended January 31, 2021, compared to a net loss of $19,588,762 for the year ended January 31, 2020. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

B. Overview

We are a biopharmaceutical company engaged in the development and commercialization of patented and differentiated pharmaceuticals. Our company’s wholly-owned subsidiary, Altum Pharmaceuticals Inc. (“Altum”) (acquired by way of amalgamation on August 31, 2020) has three products in its pipeline: AP-001 (a topical cream formulation of interferon-alpha 2b based on Altum’s patented Biphasics formulation system), AP-002 (novel gallium-based anti-cancer agent) and AP-003 (a patent pending proprietary IFNa2b inhalation formulation). Through its acquisition of the assets of Nutraneeds LLC (“Nutraneeds”) on December 18, 2020, we added two neuro-psychiatric products to our product portfolio: TD-0148A and TD-010. TD-0148A is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as depression, post-traumatic stress disorder (“PTSD”), and migraines. TD-010 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for us to treat such as benzodiazepine dependency, anxiety and spasticity.

Our management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

On February 28, 2018, we completed the acquisition of Pivot Naturals, LLC (previously ERS Holdings, LLC) (“Pivot Naturals”) pursuant to an Exchange Agreement dated as of February 10, 2018 among the Company, Pivot Naturals and the members of Pivot Naturals. As consideration for the purchase, the Company paid US$333,333 in cash on closing, US$333,333 in September 2018 and US$333,333 in May 2019 for total cash payment of US$1 million. In addition, we also issued 500,000 common shares and may pay royalties on future net sales. Pursuant to the acquisition of Pivot Naturals, we acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products. By April 2020, we transferred 100% of our membership interest of Pivot Naturals and BetterLife has strategically exited the California cannabis market.

On March 2, 2018, we completed the acquisition of Thrudermic, LLC (“Thrudermic”) and worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids pursuant to an exchange agreement dated March 2, 2018 among the Company, Dr. Joseph Borovsky, Dr. Leonid Lurya and Thrudermic. As consideration for the purchase, we paid $1 in cash on closing and issued 50,000 common shares.

On December 17, 2018, we entered into a joint venture arrangement whereby BetterLife holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV”). Pivot-Cartagena JV will develop and commercialize cannabis-infused non-alcoholic beverages combining the industry expertise of Licorera del Sur with our patented RTIC™ powderization technologies. To date, we have not made any investment related to this joint venture and do not intend to further pursue this venture.

In March 2020, we completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On July 3, 2020, we signed an amalgamation agreement with Altum Pharmaceuticals Inc. (“Altum”) pursuant to which Altum will be amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), our wholly-owned subsidiary incorporated on June 30, 2020 for purposes of the Amalgamation. On August 31, 2020, we completed the Amalgamation and Altum became our wholly-owned subsidiary. Pursuant to the Amalgamation, we issued 18,217,239 common shares to Altum shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022.

In June 2020, we effected a consolidation of its issued and outstanding common shares on a ten (10) old for one (1) new common share. References to common shares in this report have been adjusted for the consolidation. Exercise or conversion prices and the number of common shares issuable under any of our outstanding warrants, restricted stock units, performance stock units and stock options have also been proportionately adjusted to reflect the consolidation.

On October 2, 2020, we signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), one of our fully-owned subsidiaries. Pursuant to the sale of Pivot, our lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada (the “Facility”) and our in-process Health Canada license application (the “Application”) will be transferred to the Purchaser. Upon closing of the share purchase agreement in December 2020, we are no longer be pursuing the Application for processing of cannabis products in Canada. We remain as guarantor of the lease.

On December 18, 2020, we acquired 100% of the assets in Nutraneeds in an all-stock transaction. Pursuant to the acquisition, we issued 13,333,333 common shares to principals of Nutraneeds. The assets of Nutraneeds address unmet mental health needs through the development of patented next generation psychedelic therapeutics including the Lysergic Acid Diethylamide (“LSD”) derivative 2-Bromo-LSD (“TD-0148A”).

Platform Technologies

TD-0148A

TD-0148A is a non-hallucinogenic second-generation LSD derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as depression, post traumatic stress disorder (“PTSD”), and migraines. Human clinical trials have been conducted several decades ago with TD-0148A synthesized from LSD. The very strict controlled substance classification of LSD (Schedule 1) prevented further research in this arena. Our TD-0148A issued patent is a manufacturing process pathway that is fully non-controlled, i.e. it does not start with nor generates LSD at any stage. TD-0148A synthesis is therefore not subject to Schedule 1 controlled substance restrictions, and we can move ahead with TD-0148A large scale synthesis and clinical trials without these restrictions. TD-0148A’s patented process allows for cost effective manufacturing of TD-0148A. LSD has been studied for the treatment of people with a number of psychiatric conditions, including depression, alcoholism, and PTSD throughout the 1950s and 1960s and research is currently experiencing a renaissance, with a number of publications referencing the efficacy of LSD to alleviate or reverse certain mental health conditions. TD-0148A’s chemical name is 2-bromo-lysergic acid diethylamide (“2-Bromo-LSD”). This modification on the LSD structure is proposed to alter the pharmacological effect of compound on the serotonin 5HT2A receptor, and lead to its non-hallucinogenic properties compared to LSD. TD-0148A is orally administered. We plan to develop 2-bromo-LSD to treat mental health disorders including Treatment-resistant Depression (“TRD”) and migraines. TRD is a term used in clinical psychiatry to describe a condition that affects patients diagnosed with major depressive disorder who do not respond adequately to a course of appropriate antidepressant medication within a certain time. Studies have shown TRD has been associated with lower long-term quality of life as well as more instances of relapse than depression that is responsive to treatment. 2-bromo-LSD is being developed as a patient self-administered medication prescribed by a psychiatrist. 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010 a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. 2-bromo-LSD has not been investigated in TRD in any of the published studies.

TD-010

TD-010’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5. No human clinical trials have been conducted on DHH-B. TD-010 is DHH-B formulated in our patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders.

______________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

AP-003

AP-003 is a patent pending proprietary recombinant human IFNa2b inhalation formulation. In recent studies IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication. In the study published Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, the authors examined the course of disease in a cohort of 77 individuals with confirmed COVID-19 admitted to Union Hospital, Tongii Medical College, Wuhan, China, between January 16 and February 20, 2020. To the knowledge of the authors the findings presented in the study were the first to suggest therapeutic efficacy of IFNa2b in COVID-19 disease.

Cautionary note: We are not making any express or implied claims that AP-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of AP-003 are under investigation and market authorization has not yet been obtained.

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

AP-001

AP-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. AP-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. AP-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human AP-001 Phase 1-2 trials have been completed.

AP-002

AP-002 is an organo-gallium complex whose drug substance is: tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity as well as direct anti-osteoclast activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers which give rise to bone metastases, which include breast, lung and prostate cancers.

Other Platform Technologies

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

C. Organizational Structure

Our company operates through several wholly-owned subsidiaries as follows:

•	Altum Pharmaceuticals Inc. (Canada)
•	Pivot Pharmaceuticals Manufacturing Corp. (Canada)
•	Blife Therapeutics Inc. (Canada)
•	Altum S1M US Corp. (U.S.A.)
•	BetterLife Pharma US Inc. (U.S.A.)
•	Thrudermic, LLC (U.S.A.)
•	BetterLife Europe Pharmaceuticals AG (Lichtenstein)
•	Solmic AG (Switzerland)
•	Altum Pharma (Australia) Pty Ltd. (Australia)
•	Altum Pharmaceuticals (HK) Limited (Hong Kong)

D. Property, Plants and Equipment

We currently lease our head office in Vancouver, British Columbia, Canada.

We plan on relying on contract manufacturers to produce sufficient quantities for large scale commercialization. These contract manufacturers will be subject to extensive government regulations. Regulatory authorities in the markets that we intend to serve require that drugs be manufactured, packaged and labeled in conformity with current GMP as set by the FDA. In this regard, we engage only contract manufacturers who have the capability to manufacture products in compliance with current GMP in bulk quantities for commercialization. We also safeguard our intellectual property when working with contract manufacturers by working only with manufacturers who in our estimation have a strong track record of safeguarding confidential information and who are willing to enter into agreements with us that impose upon them strict intellectual property protection measures.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2021	January 31, 2020
Revenue	$ nil	$ nil
Operating expenses	(7,915,367)	(9,336,298)
Other income (expense):
Accretion expense on convertible debentures	(33,054)	(380,754)
Change in unrealized gains/losses on derivative liabilities	(73,885)	nil
Financial guarantee expense	(182,200)	nil
Interest expense	(7,046)	(48,024)
Interest income	265	4,479
Gain (loss) on sale/abandonment of assets, net	804,429	(1,303,278)
Loss on impairment of equipment	nil	(3,901)
Loss on impairments and write-offs of inventory and other	nil	(1,466,377)
Loss on impairment of intangible assets	(12,116,908)	(6,625,246)
Loss on impairment of loan receivable	nil	(213,085)
Other	(40,358)	48,382
Settlement of legal claims	(120,000)	(264,660)
Unidentifiable assets acquired	(16,666,666)	nil
Net loss	$(36,350,790)	$(19,588,762)

Net loss for the year ended January 31, 2021 increased as compared to the year ended January 31, 2020. The increase was due to a non-recurring expense of $16,666,666 related to unidentifiable assets acquired. On December 7, 2020, our company entered into an asset purchase agreement with Nutraneeds whereby we issued 13,333,333 common shares to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, our company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as a non-recurring expense related to unidentifiable assets acquired.

Also contributing to the increase was an increase in impairment of intangible assets during the year ended January 31, 2021. During the current year, our company recorded an impairment loss totaling $11,362,000 on its AP-001 and AP-003 intangible assets. An impairment assessment was performed from which we concluded both assets to be in such early stage of development that a reasonable estimate of recoverable amount could not be estimate. During the year, our company also recorded impairment losses on its BiPhasix license, Thrudermic non-patented technology and Solmic patents as it had exited the cannabis manufacturing and commercialization industry. For the year ended January 31, 2020, our company recorded a loss on impairment of intangible assets related to its RTIC patents.

This increase was offset by decreases in operating expenses (see below), loss on sale/abandonment of assets, loss on impairments and write-offs of inventory and other, loss on impairment of intangible assets and loss on impairment of loan receivable. During the year ended January 31, 2020, the following occurred, which resulted in other expenses being recorded:

•	Our company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution. Our company also advanced SolMic GmbH a loan of €150,000 with a term of six months and interest rate of 18% per annum. Solmic GmbH entered into insolvency proceedings and has been restructured. As our company did not expect to recover payments made, it wrote-off the amount paid for the production order of $1,441,600 and recorded an impairment of the loan receivable. No such losses were incurred in fiscal 2021.
•	Our company made a strategic decision to exit the California cannabis manufacturing industry and determined that several assets initially held for US operations purposes had a recoverable value of $nil and were impaired for a total amount of $1,303,278. The main asset impaired related to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

During the year ended January 31, 2021, our company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals, which resulted in other income or expenses being recorded as follows: Our company recorded a net gain on sale/abandonment of assets. A gain on abandonment of assets related to Pivot Naturals of $1,481,829 was recorded and consisted mainly of the gain on extinguishment of the lease liability on 3595 Cadillac Avenue. This gain was offset by a loss on disposal of assets related to the disposal of Pivot and a loss on abandonment of hemp-related activities in the U.S.A.

Expenses

	YEAR ENDED
	January 31, 2021	January 31, 2020
Amortization and depreciation of equipment and intangible assets	$157,760	$985,895
Amortization of right-of-use assets	(69,849)	361,502
Consulting fees	1,982,846	1,608,692
Finders fee expense	nil	100,000
Foreign exchange (gain) loss	(39,050)	38,057
General and administrative	1,743,415	923,877
Lease liability expense	479,164	347,445
Licensing fees	nil	40,029
Professional fees	1,447,202	1,707,892
Promotion and marketing	185,952	96,641
Repairs and maintenance	22,808	45,875
Research and development	284,700	63,767
Wages, salaries and employment expenses	1,720,419	3,016,626
Operating expenses	$7,915,367	$9,336,298

Operating expenses decreased as compared to the prior year. During the year ended January 31, 2021, the global outbreak of coronavirus (“COVID-19”) had a significant impact on businesses through restrictions placed by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders. As a result of the uncertainties that arose from the pandemic, we put measures in place to reduce expenses and minimize cash outflows. Significant decrease in expenses was in the area of wages, salaries and employment expenses, in which numerous positions determined not to be core to our pharmaceutical research and development activities were terminated. Other decreases to operating expenses included the following:

•	Decrease in amortization and depreciation of equipment and intangible assets, which resulted upon impairments of cannabis-related patents.
•	Decrease in amortization of right-of-use assets, which resulted when the leases on Cadillac Avenue, Costa Mesa and Kesmark Street, Dollard-des-Ormeaux were assigned together with the assignment of Pivot Naturals and Pivot, respectively.
•	Decrease in professional fees as a result of our continued efforts at cash conservation.

These decreases in operating expenses were offset by the following increases:

•	Though consulting fees increased from the prior year, the majority of the increase was due to share-based payment expenses utilized to compensate consultants while allowing us to conserve cash.
•	General and administrative expenses increased and is discussed below.

The tables below present material components of general and administrative expense:

	YEAR ENDED
	January 31, 2021	January 31, 2020
Business licenses	$41,083	$48,671
Conferences	775	45,557
Information technology	20,527	22,129
Insurance	24,707	nil
Investor relations	1,191,974	122,221
Office	142,592	147,772
Press release	91,914	35,010
Printing	nil	20,741
Public listing expense	125,477	59,564
Shareholder expense	10,205	10,303
Telecommunications	4,803	22,777
Travel, meals and entertainment	51,664	309,852
Utilities	19,499	25,743
Website costs	18,196	53,537
	$1,743,415	$923,877

General and administrative expense for the year ended January 31, 2021 increased as compared to the prior year. In May 2020, our company announced that it was pursuing an Amalgamation with Altum. Our company disseminated a number of news releases to update the market regarding Altum and the Amalgamation process and filed a listing statement pursuant to the Amalgamation, increasing its press release and public listing expenses. Our company also engaged public and investor relations companies to provide media services and assist with communications to the public of its corporate activities, which resulted in an increase to investor relations expense. The majority of the increase in investor relations expense was due to share-based payment expenses utilized to compensate third parties while allowing us to conserve cash. These increases were offset by decreases to conferences, printing, telecommunications, travel, meals and entertainment and website costs.

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure. We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets. To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of January 31, 2021, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While we have incurred losses to date, with an accumulated deficit of $91,011,306 at January 31, 2021, we anticipate the success and eventual profitability from research, development and commercialization of our product portfolio. We also ensure that we have access to public capital markets. However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. Therefore, we are subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents our working capital as at January 31, 2021 and 2020:

	January 31, 2021	January 31, 2020
Current assets	$1,329,554	$3,480,538
Current liabilities	5,847,077	960,064
Working capital (deficiency)	$(4,517,523)	$2,520,474

Working capital decreased as compared to January 31, 2020. Our company utilized its cash to fund its working capital, to pursue Amalgamation with Altum and the acquisition of assets from Nutraneeds as well as to progress its research and development programs..

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2021 and 2020:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2021	January 31, 2020
Operating activities	$(7,164,882)	$(7,880,641)
Investing activities	(71,550)	(1,141,093)
Financing activities	4,089,644	12,226,420
Effect of foreign exchange rate changes on cash	19,806	2,218
(Decrease) increase in cash for the period	$(3,126,982)	$3,206,904

Cash used in operating activities for the year ended January 31, 2021 decreased as compared to the prior year as our company continued to make efforts to minimize expenditures and cash outflows amid the COVID-19 pandemic. Cash used for investing activities for the current year decreased from the prior period and included the acquisition of Solmic patents. Cash provided by financing activities for fiscal 2020 included our company’s private placement completed in May 2019 for gross proceeds of $15 million, offset with repayment of convertible debentures. During fiscal 2021, our company completed a private placement of common shares and share purchase warrants for gross proceeds of $1,361,778 in July/August 2020 and a private placement of special warrants for gross proceeds of $2,944,868 in December 2020.

Commitments and Contingencies

In September 2019, we were served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019. In July 2020, this claim was settled for $120,000.

In November 2019, our former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that we not issue further common shares. We believe the claims are unfounded and intend to vigorously defend these claims.

In January 2020, an injunction was filed against us in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000. In January 2021, this injunction was discontinued.

In September 2020, a judgement for a safeguard order was rendered against us in the Superior Court of Quebec by Olymbec Development Inc. (“Olymbec”) ordering us to pay the sum of $45,293, inclusive of GST and QST and representing monthly lease payment on the lease of 285-295 Kesmark Street from September 1, 2020 (September 2020 - paid), and to pay $67,939, representing 50% of the arrears lease due to Olymbec (paid). On November 5, 2020, this matter was settled and the proceedings discontinued.

In March 2021, a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and us, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and us to jointly pay the full amount of the lease on the first day of each month. Pursuant to the share purchase agreement that closed in December 2020 for the sale of 100% of the issued and outstanding common shares of Pivot, we are indemnified from any and all claims suffered in connection with and as guarantor of the lease.

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

Not applicable.

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

Name and Positions Held (Age)	Experience and Principal Business Activities
Ahmad Doroudian (60)	Chief Executive Officer & Director of the Company since 2020
Robert Metcalfe (81)	Director of the Company since 2020
Anthony Pullen (76)	Director of the Company since 2020
Wolfgang Renz (51)	Director of the Company since 2015
Hooshmand Sheshbaradaran (53)	Chief Operating Officer of the Company[1] since 2020
Moira Ong (46)	Chief Financial Officer of the Company since 2010

1. Chief Operating Officer of our fully-owned subsidiary, Altum Pharmaceuticals Inc., acquired August 2020.

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with over 28 years of experience in management and development of private and publicly traded pharmaceutical companies. Dr. Doroudian is the founder of Altum Pharmaceuticals Inc., a private company engaged in the development of therapeutics and acquired by BetterLife in August 2020. From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 MM in debt and equity and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (Pharmacokinetics and drug metabolism) from the University of British Columbia.

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

Hooshmand Sheshbaradaran

Hooshmand Sheshbaradaran has over 21 years of experience in the pharmaceutical and biotechnology sectors, in drug development, marketing, business development, financing, and executive operations. Previously, Dr. Sheshbaradaran has held senior global marketing and business development executive positions in several leading pharmaceutical companies, including Global Director of Oncology Business Development at Roche and Global Director of Oncology, New Products Marketing at Pharmacia/Pfizer. He also has extensive small biotech experience, including holding positions such as Chief Business Officer at PsiOxus Therapeutics Ltd, Head of the US subsidiary of Zeneus Pharma Ltd. (acquired by Cephalon, Inc. in 2007), and co-founder and CEO of Niiki Pharma Inc (acquired by Intezyne Technologies in 2013). Dr. Sheshbaradaran has been involved in the development of several anti-cancer drugs, including Camptosar, Ellence, Emcyt, Sutent, and Vidaza. Dr. Sheshbaradaran holds a PhD in Virology (1985) from the Karolinska Institute, Stockholm..

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

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2021:

Name and Positions Held	Compensation		Long-term Incentive Plan Awards	Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)		$125,000	$96,091	$221,091
Hooshmand Sheshbaradaran, Chief Operating Officer(2)		$146,482	$78,176	$224,658
Moira Ong, Chief Financial Officer(3)		$179,959	$87,133	$267,092
Angela Ogden, former Chief Medical Officer(4)		$146,482	$78,176	$224,658
Chris Lucky, former Chief Operating Officer(5)		$133,987	$11,785	$145,772
Wolfgang Renz, Director, former Chief Medical Officer and former Regional Manager - Europe(6)		$34,583	$15,391	$49,974
Robert Metcalfe, Director(7)		$30,000	$32,471	$62,471
Anthony Pullen, Director(8)		$29,355	$51,463	$80,818
Krisztian Toth, former Director and Chairman(10)	$	nil	$193,648	$193,648

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020. He served as Chief Business Officer until December 31, 2019.
(2)	Hooshmand Sheshbaradaran serves as Chief Operating Officer of our fully-owned subsidiary, Altum, which was acquired August 31, 2020.
(3)	Moira Ong was appointed Chief Financial Officer on December 26, 2010.
(4)	Angela Ogden served as Chief Medical Officer of our fully-owned subsidiary, Altum, which was acquired August 31, 2020, until April 9, 2021.
(5)	Chris Lucky served as Chief Operating Officer from July 2, 2019 to September 30, 2020.
(6)	Wolfgang Renz was appointed Director on February 5, 2015. Mr. Renz was Regional Manager – Europe and Chief Medical Officer until March 13, 2020.
(7)	Robert Metcalfe was appointed Director on January 21, 2020.
(8)	Anthony Pullen was appointed Director on May 7, 2020
(9)	Krisztian Toth served as Chairman and Director from May 30, 2019 to May 5, 2020.

Equity Compensation Plans

Effective October 1, 2019, we adopted a long-term incentive plan. Under this plan, our company may grant share purchase options, restricted stock units, performance stock units or deferred share units to its directors, officers, employees and consultants up to an amount as determined by our company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by our company and will be no less than market price on grant date.

The following table sets forth equity compensation plans outstanding as at January 31, 2021:

Type	Outstanding
Share Purchase Options	2,922,712
Restricted Stock Units	25,000
Performance Stock Units	25,000

C. Board Practices

Each director holds office until the next annual general meeting of our company unless his office is earlier vacated in accordance with the corporate laws of the province of British Columbia and the bylaws of our company.

During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of our company were compensated by our company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments except as disclosed under B. Compensation. There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

Our Board of Directors also serve as our audit committee. The audit committee is responsible for selecting, evaluating and recommending our company’s auditors to the Board of Directors for shareholder approval; evaluating the scope and general extent of the auditors’ review; overseeing the work of the auditors; recommending the auditors’ compensation to the Board of Directors; and assisting with the resolution of any disputes between management and the auditors regarding financial reporting. The audit committee is also responsible for reviewing the Company’s annual and interim financial statements and recommending their approval to the Board of Directors; reviewing the Company’s policies and procedures with respect to internal controls and financial reporting; and establishing procedures for dealing with complaints regarding accounting, internal controls or auditing matters.

Our company does not have a compensation or corporate governance committee at the present time. The Company is trading on the Other OTC as a foreign private issuer and as such it believes that it is not required to have such committees. Our company is also not required to have such committees in its home jurisdiction.

D. Employees

As at January 31, 2021, the Company had three (3) officers/employees.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at May 31, 2021
Ahmad Doroudian	5,155,162	(1)	6.63%
Hooshmand Sheshbaradaran	1,386,281		1.78%
Moira Ong	637,825		0.82%
Robert Metcalfe	30,000		0.04%
Wolfgang Renz	36,500		0.05%

(1) Of these, 303,995 are held by Sassel Investments Inc., a company controlled by Mr. Doroudian and 1,175,304 are held by the spouse of Mr. Doroudian.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, three individuals beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at May 31, 2021 as follows:

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at May 31, 2021
Ahmad Doroudian	5,155,162	6.63%
Patrick Kroupa	4,133,333	5.31%
Justin Kirkland	4,133,333	5.31%

The Company has approximately 207 shareholders of record at May 31, 2021, including 56 shareholders of record (19%) who are residents of the United States.

To our knowledge, we are not owned by any foreign government, nor are there any arrangements which may result in a change of control of the Company.

B. Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties are disclosed in the consolidated financial statements. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Refer to the consolidated financial statements under Item 17.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2021	$2.27	$0.50
October 31, 2020	$2.45	$0.43
July 31, 2020	$2.59	$0.52
April 30, 2020	$1.48	$0.30
January 31, 2020	$2.85	$0.56
October 31, 2019	$3.40	$0.85
July 31, 2019	$5.40	$2.00
April 30, 2019	$3.58	$0.16

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are quoted on the Canadian Securities Exchange, listed for quotation on December 19, 2017, under the Symbol “BETR”. Our common stock is also quoted on the OTCQB, listed for quotation on April 13, 2010, under the Symbol “BETRF”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Authorized

An unlimited number of common shares without par value are authorized in the articles of incorporation.

Issued and Outstanding

As of May 31, 2021, 77,796,672 common shares were issued and outstanding.

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

Item 12. Description of Securities Other Than Equity Securities

Effective October 1, 2019, we adopted a long-term incentive plan. Under this plan, our company may grant share purchase options, restricted stock units, performance stock units or deferred share units to its directors, officers, employees and consultants up to an amount as determined by our company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by our company and will be no less than market price on grant date.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2021 and determined that they were not effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2021 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2021, our company determined that there were control deficiencies that constituted material weaknesses, as described below:

1. We did not maintain appropriate financial reporting controls – As at January 31, 2021, our company did not have sufficient financial reporting controls with respect to the ability to process complex accounting issues. To remediate the material weakness, our company will obtain necessary external assistance to ensure that the performance of complex accounting issues can be performed accurately and on a timely basis.

Accordingly, our company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that our company’s internal control over financial reporting was not effective as of January 31, 2021 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2021 pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2021, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Ahmad Doroudian, Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen. Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2021 and 2020 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2021 and for the fiscal year ended January 31, 2020 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2021 $	January 31, 2020 $
Audit Fees	143,000	110,000
Audit Related Fees	Nil	20,000
Tax Fees	Nil	Nil
All Other Fees	114,000	Nil
Total	257,000	130,000

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2021 and 2020; and
•	Management Discussion and Analysis for the year ended January 31, 2021.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
99.1	Consolidated Financial Statements for the years ended January 31, 2021 and 2020*

 * Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: May 31, 2021	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

