Form 20-F/A
period 2021-01-31
BetterLife Pharma Inc.
filed 2021-06-08
CIK 1464165

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

☐ Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of BetterLife Pharma Inc. for the year ended January 31, 2021, originally filed with the Securities and Exchange Commission on June 1, 2021 (the “Original Filing”), is being filed solely to include the XBRL files, which were omitted from the Original Filing.

- 2 -

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

BETTERLIFE PHARMA INC.

Date: June 8, 2021	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

