Form 20-F/A
period 2021-01-31
BetterLife Pharma Inc.
filed 2021-06-23
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

☐ Yes     ☐ No

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F of BetterLife Pharma Inc. for the year ended January 31, 2021, originally filed with the Securities and Exchange Commission on June 1, 2021 (the “Original Filing”), is being filed to include the consolidated statement of comprehensive loss and consolidated statement of cash flows for the year ended January 31, 2019, which were omitted from the Original Filing.

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

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Anthony Pullen and Wolfgang Renz. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer of our fully-owned subsidiary, Altum; and Moira Ong serves as our Chief Financial Officer. BetterLife also has the following two senior consultants:  Patrick Kroupa is Chief Psychedelic Officer and Justin Kirkland is Chief Psychedelic Scientist.  See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2021	January 31, 2020	January 31, 2019
Revenue	$nil	$nil	$nil
Operating expenses	(7,915,367)	(9,336,298)	(6,900,096)
Other income (expense):
Accretion expense on convertible debentures	(33,054)	(380,754)	(1,078,141)
Change in unrealized gains/losses on derivative liabilities	(73,885)	nil	nil
Financial guarantee expense	(182,200)	nil	nil
Interest expense	(7,046)	(48,024)	(4,862)
Interest income	265	4,479	4,196
Gain on repayment of promissory note	nil	nil	8,890
Gain (loss) on sale/abandonment of assets, net	804,429	(1,303,278)	nil
Loss on extinguishment of convertible debentures	nil	nil	(1,240,773)
Loss on impairment of equipment	nil	(3,901)	nil
Loss on impairments and write-offs of inventory and other	nil	(1,466,377)	(8,856)
Loss on impairment of intangible assets	(12,116,908)	(6,625,246)	nil
Loss on impairment of loan receivable	nil	(213,085)	nil
Other	(40,358)	48,382	(35,148)
Settlement of legal claims	(120,000)	(264,660)	nil
Unidentifiable assets acquired	(16,666,666)	nil	nil
Net loss	$(36,350,790)	$(19,588,762)	$(9,254,790)

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

Net loss for the year ended January 31, 2020 increased as compared to the year ended January 31, 2019. The increase was attributable to an increase in operating expenses and losses recognized on impairment of abandoned assets, equipment, intangible asset and loan receivable and settlement of legal claim. This was offset by a decrease in amortization of discount on convertible debentures and other items recorded in 2019 but not in 2020, such as loss on extinguishment of convertible debentures.

Expenses

	YEAR ENDED
	January 31, 2021	January 31, 2020	January 31, 2019
Amortization and depreciation of equipment and intangible assets	$157,760	$985,895	$900,651
Amortization of right-of-use assets	(69,849)	361,502	235,586
Consulting fees	1,982,846	1,608,692	1,022,055
Due diligence costs	nil	nil	251,674
Finders fee expense	nil	100,000	100,000
Foreign exchange (gain) loss	(39,050)	38,057	24,208
General and administrative	1,743,415	923,877	1,297,802
Lease liability expense	479,164	347,445	155,049
Licensing fees	nil	40,029	79,008
Professional fees	1,447,202	1,707,892	930,879
Promotion and marketing	185,952	96,641	11,076
Repairs and maintenance	22,808	45,875	301
Research and development	284,700	63,767	364,784
Wages, salaries and employment expenses	1,720,419	3,016,626	1,527,023
Operating expenses	$7,915,367	$9,336,298	$6,900,096

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

Operating expenses for the year ended January 31, 2020 increased as compared to the year ended January 31, 2019.  In May 2019, we closed on a non-brokered private placement of $15 million by issuing 60 million units, consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.35 per share and with an expiry term of two years. Closing of this private placement allowed BetterLife to progress on its prior business plans, including incurring expenditures required to prepare for commercialization of products in the US and strengthening of its leadership team, which led to an increase in operating expenses such as consulting fees, professional fees and wages, salaries and employment expenses. Increases in operating expenses during fiscal 2020 were due to the following activities:

•	We engaged services of consultants for our corporate promotional strategy and branding strategy related to commercialization of our branded products which, at the time, had been planned to begin in the U.S.A. during 2020.
•	Legal counsel costs were incurred to defend various claims against us during the year.
•	We engaged advisors to assist with the preparation, completion and submission of our site evidence package to Health Canada for our cannabis formulation, processing and packaging facility in Dollard-des-Ormeaux. The site evidence package submission was the final step required to obtain a license to produce CBD, phytocannabinoid and nutraceutical formulations for commercialization.
•	In July 2019, we began strengthening our executive leadership team and entered into contracts with newly appointed executives for the positions of Chief Executive Officer, President and Chief Operating Officer, which increased wages, salaries and employment expenses.

The tables below present material components of general and administrative expense:

	YEAR ENDED
	January 31, 2021	January 31, 2020	January 31, 2019
Business licenses	$41,083	$48,671	$66,040
Conferences	775	45,557	9,163
Information technology	20,527	22,129	nil
Insurance	24,707	nil	nil
Investor relations	1,191,974	122,221	546,193
Office	142,592	147,772	154,457
Press release	91,914	35,010	101,860
Printing	nil	20,741	nil
Public listing expense	125,477	59,564	65,897
Shareholder expense	10,205	10,303	9,914
Telecommunications	4,803	22,777	24,747
Travel, meals and entertainment	51,664	309,852	285,160
Utilities	19,499	25,743	1,541
Website costs	18,196	53,537	32,830
	$1,743,415	$923,877	$1,297,802

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

General and administrative expense decreased in the year ended January 31, 2020 as compared to the year ended January 31, 2019. The decrease was mainly attributable to a decrease in investor relations expense. During the year ended January 31, 2019, we engaged investor relations service providers in both Canada and Europe and incurred higher costs in doing so. We also issued common shares with fair value of $199,300 for investor relations services provided.

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

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2021, 2020 and 2019:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2021	January 31, 2020	January 31, 2019
Operating activities	$(7,164,882)	$(7,880,641)	$(4,708,568)
Investing activities	(71,550)	(1,141,093)	(844,382)
Financing activities	4,089,644	12,226,420	5,548,364
Effect of foreign exchange rate changes on cash	19,806	2,218	82
(Decrease) increase in cash for the period	$(3,126,982)	$3,206,904	$(4,504)

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

Cash used in operating activities for the year ended January 31, 2020 increased from the year ended January 31, 2019. The increase was due to a higher net loss incurred during the 2020 period, partially offset by an increase in non-cash expense items impacting net loss.  Cash used in investing activities for the year ended January 31, 2020 increased from cash used in investing activities for the year ended January 31, 2019. During the 2020 period, we invested $542,742 in property equipment, primarily related to leasehold improvements made and security system implemented on our Dollard-des-Ormeaux facility for submission of our site evidence package to Health Canada. We also made our last instalment payment of $432,923 (US$340,000) in May 2019 on our acquisition of Pivot Naturals, which had closed on February 28, 2018. During the year ended January 31, 2019, we paid $847,161 (US$659,999) in acquisition costs for Pivot Naturals.  Cash provided by financing activities for the year ended January 31, 2020 was $12,226,420 as compared to $5,548,364 for the year ended January 31, 2019. During fiscal 2020, we closed on non-brokered private placements for gross proceeds of $16,310,000. Proceeds from the private placements were used to extend the maturity date of convertible debentures in March 2019 ($250,000) and repay the outstanding balances of convertible debentures in May 2019 ($3,250,000). During the year ended January 31, 2019, we received gross proceeds of $4,559,206 from issuances of convertible debentures and $1,539,315 from the close of a non-brokered private placement, which were offset by repayment of promissory note payable and loan payable totaling $268,062.

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2021, 2020 and 2019.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consolidated Financial Statements for the years ended January 31, 2021, 2020 and 2019*

________

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: June 23, 2021	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

