Form 20-F
period 2022-01-31
BetterLife Pharma Inc.
filed 2022-06-06
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2022

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐      SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of an event requiring this shell company report _______________

For the transition period from _________________ to _________________

BETTERLIFE PHARMA INC.
(Exact name of Registrant as specified in its charter)

 ________________________________________________

(Translation of the Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6

(Address of principal executive offices)

Ahmad Doroudian, CEO, tel: 604-221-0595, email: ahmad.doroudian@blifepharma.com address: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6

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

85,241,238 common shares

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

☒ Yes     ☐ No

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

We are a biotechnology company primarily focused on developing and commercializing compounds for the treatment of neurological disorders. We are also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

Our registered office is located at c/o Alexander Holburn Beaudin + Lang LLP, 2700 - 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B8.

BetterLife has not earned any revenue and has an accumulated deficit of $103,170,480 as at January 31, 2022. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus (“COVID-19”) (refer to “Risk Factors”). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Anthony Pullen and Wolfgang Renz. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer of our fully-owned subsidiary, MedMelior Inc. (“MedMelior”); and Moira Ong serves as our Chief Financial Officer. See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

Our PCAOB registered independent auditors are MNP LLP, Chartered Professional Accountants, Montreal, QC, Canada. For further information, see the consolidated financial statements under Item 8.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected information should be read in conjunction with our consolidated financial statements, and notes, filed with this FORM 20-F. This information, and all other financial information in this FORM 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2022		January 31, 2021	January 31, 2020
Revenue	$	nil	$ nil	$ nil
Operating expenses		$(10,207,825)	$(7,915,367)	$(9,336,298)
Other income (expenses)		$(1,784,683)	$(28,435,423)	$(10,252,464)
Income tax expense		(166,666)	nil	nil
Net loss		$(12,159,174)	$(36,350,790)	$(19,588,762)
Net loss per share, basic and fully diluted		$(0.16)	$(1.35)	$(1.30)
Weighted average number of shares outstanding – basic and diluted		75,469,531	27,027,028	15,035,909

Consolidated Balance Sheet Data	January 31, 2022	January 31, 2021	January 31, 2020
Operating cash	$173,513	$154,722	$2,681,704
Working capital (deficiency)	$(3,000,219)	$(4,517,523)	$2,520,474
Total assets	$1,161,363	$1,336,425	$8,250,779
Total long-term liabilities	$899,074	$131,603	$4,634,154
Shareholders’ equity (deficiency)	$(3,880,858)	$(4,612,255)	$2,656,561
Number of shares outstanding	85,241,238	51,445,842	17,208,112

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2022, the exchange rage, as quoted by the Bank of Canada, was $1.2719 for each US dollar.

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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in our audited consolidated financial statements should we no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2022, we have not earned any revenue and has an accumulated deficit of $103,170,480. Our continued operations are dependent on its ability to generate future cash flows through additional financing or commercialization, which have been impacted as a result of the global outbreak of coronavirus, weakening of capital markets and global economic impact from the Russia-Ukraine war. We intend to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern.

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

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence. We experienced a net loss of $12,159,174 for the year ended January 31, 2022, compared to a net loss of $36,350,790 for the year ended January 31, 2021. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

B. Overview

We are a biopharmaceutical company engaged in the development and commercialization of patented and differentiated pharmaceuticals. Our company’s wholly-owned subsidiary, MedMelior (acquired by way of amalgamation on August 31, 2020) has three products in its pipeline: MM-001 (a topical cream formulation of interferon-alpha 2b based on MedMelior’s patented Biphasics formulation system), MM-003 (a patent pending proprietary interferon alpha-2b (“IFNa2b”) inhalation formulation) and AP-002 (novel gallium-based anti-cancer agent). Through its acquisition of the assets of Nutraneeds LLC (“Nutraneeds”) on December 18, 2020, we added two neuro-psychiatric products to our product portfolio: BETR-001 and BETR-002. BETR-001 is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as depression, post-traumatic stress disorder (“PTSD”), and migraines. BETR-002 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for us to treat such as benzodiazepine dependency, anxiety and spasticity.

Our management team has implemented a business-minded and cost-conscious approach to product research and development and will use contract development and manufacturing organizations on a fee for service basis to perform any research, development or production that is required.

On February 28, 2018, we completed the acquisition of Pivot Naturals, LLC (“Pivot Naturals”) pursuant to an exchange agreement dated as of February 10, 2018 among BetterLife, Pivot Naturals and the members of Pivot Naturals. Pursuant to the acquisition of Pivot Naturals, we acquired a patented technology called “RTIC” Ready-To-Infuse-Cannabis (“RTIC”), relating to the transformation of cannabis oil into powder for infusion into a variety of products. By April 2020, BetterLife transferred 100% of its membership interest of Pivot Naturals to a third party and BetterLife strategically exited the California cannabis market.

In March 2020, we completed the acquisition of SolMic AG (“Solmic”) and the patented Solmic solubilization drug delivery technology for oral platform. Consideration for the acquisition included CHF10,000 for the acquisition of Solmic and EUR50,000 for the patents.

On August 31, 2020, we completed an amalgamation with MedMelior pursuant to which MedMelior was amalgamated with 12167573 Canada Ltd. (the “Amalgamation”), a wholly-owned subsidiary of the Company incorporated on June 30, 2020 for purposes of the Amalgamation. Upon Amalgamation, MedMelior became a wholly-owned subsidiary of the Company. We issued 18,217,239 common shares to MedMelior shareholders, granted 856,880 stock options, with exercise prices ranging between $0.03 and US$2.47 and expiry dates between September 7, 2020 and February 28, 2023, and granted 252,595 share purchase warrants with exercise price of US$1.44 and expiring on August 6, 2022. In March 2022, MedMelior’s name was changed from Altum Pharmaceuticals Inc.

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

In December 2020, we closed on a share purchase agreement with an unrelated third party (the “Purchaser”) pursuant to which 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a fully-owned subsidiary, was sold. Pursuant to the sale, BetterLife’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada and its in-process Health Canada license application was transferred to the Purchaser and BetterLife strategically exited the Canadian cannabis manufacturing market. BetterLife remains a guarantor on the lease at Dollard-des-Ormeaux, Quebec, Canada until the lease expiry date of April 30, 2025.

On December 18, 2020, we acquired 100% of the assets in Nutraneeds in an all-stock transaction. Pursuant to the acquisition, we issued 13,333,333 common shares to principals of Nutraneeds. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-Bromo-LSD.

On December 17, 2021, we signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, BetterLife’s Solmic patents and Solmic AG, fully-owned subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser and BetterLife is no longer pursuing commercialization of cannabis products in Europe.

Platform Technologies

BETR-001

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations, and as such the molecule was thought to have limited pharmacological value and not of interest compared to LSD. In the 1950s and 1960s, LSD was studied for the treatment of people with a number of psychiatric conditions but the very strict controlled substance classification of LSD (Schedule 1) hampered its further development as a therapeutic in this arena. This is however changing now, with LSD research as a psychiatric therapeutic currently experiencing a renaissance. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorders (MDD) and neuropathic pain indications including cluster headaches. BETR-001 is orally administered. The Company’s intented goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. The Company has developed and uses a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by the Company’s issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and the Company can move ahead with BETR-001 large scale synthesis without these restrictions.

For purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.BetterLife is currently setting up GMP manufacturing of BETR-001. Simultaneously, BetterLife has started and plans to complete all the necessary preclinical and IND enabling toxicology studies. The BETR-001 investigational new drug (“IND”) filing is projected to be in 2023. Upon clearance of the IND, BetterLife currently plans to conduct a randomized placebo controlled single ascending dose (SAD) and multiple ascending dose (MAD) Phase 1 trial in healthy volunteers. As currently foreseen, the Phase 1 will then be followed with randomized placebo controlled Phase 2 trials: one trial in MDD and one trial in cluster headaches.

BETR-002

BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5.

No human clinical trials have been conducted on DHH-B. It is currently in preclinical stage of development. BETR-002 is DHH-B formulated in the Company’s patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders. The Company intends to develop DHH-B as a treatment for benzodiazepine dependency, anxiety and spasticity.

BetterLife intends to set up GMP manufacturing of BETR-002, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The timing of BETR-002 IND and clinical trials is currently under assessment. As currently foreseen, the BETR-002 IND will be followed with a randomized placebo controlled Phase 1 clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 2 trial treating benzodiazepine dependency.

MM-003

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. The Company has developed its own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of COVID-19 and other respiratory viral infections.

For health regulatory authority purposes to start human clinical trials, MM-003 is considered to be at preclinical stage of development. The manufacturing and formulation work is currently ongoing. A pre-IND discussion has been conducted with the FDA for use of MM-003 inhalation in COVID-19. Based on FDA feedback, an inhalation GLP toxicology study in rats using MM-003, is under planning. Given the advent of effective SARS-CoV-2 vaccines, the MM-003 development timing and path are being currently reassessed. IFNa2b is a broad acting anti-viral agent, and studies show that it is effective against many viruses. The timing of MM-003 IND and clinical trials is currently under reassessment.

____________________________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

Cautionary note: We are not making any express or implied claims that MM-003 or any other product has the ability to treat, eliminate, cure or contain the COVID-19 (or SARS-2 Coronavirus) at this time. Further, the safety and efficacy of MM-003 are under investigation and market authorization has not yet been obtained.

MM-001

MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside the Company. The Company intends to complete the development of its own patent pending recombinant human IFNa2b and use that in future development of MM-001.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies.The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. The Company is now manufacturing its own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has an US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

AP-002

AP-002 is an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III). The finished drug product is an enteric protected tablet for oral administration. Preclinical studies show that AP-002 has distinct direct anti-tumor activity. The activity profile of AP-002 makes it a promising development candidate to potentially treat cancers.

AP-002 is currently in Phase 1 clinical trial in cancer patients, which was stopped in 2021 due to poor enrollment because of the COVID-19 pandemic. The trial has not been restarted. The Company is currently reassessing this program, to determine how best to proceed.

Other Platform Technologies

Thrudermic Transdermal Nanotechnology (Topical Platform)

We acquired the worldwide rights to Thrudermic’s patented Transdermal Nanotechnology for the development and commercialization of transdermal cannabinoids. Developed in Israel, the Thrudermic lipid-based nano dispersion technology for topical cannabinoids uses FDA approved materials. The technology has the ability to specifically formulate individual drugs to control and prolong drug release while maintaining steady therapeutic concentrations. The technology can handle water soluble and water insoluble drugs with no change to the skin morphology, no sensitivity to the digestive system, no pain from injections and no observed adverse reactions. The Company is no longer pursuing commercialization of cannabis products and is currently determining how best to proceed with this technology.

Ready-To-Infuse Cannabis Technology

Our patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products. The Company is no longer pursuing commercialization of cannabis products and is currently determining how best to proceed with this technology.

C. Organizational Structure

Our company operates through several wholly-owned subsidiaries as follows:

•	MedMelior Inc. (Canada)
•	Blife Therapeutics Inc. (Canada)
•	Altum S1M US Corp. (U.S.A.)
•	BetterLife Pharma US Inc. (U.S.A.)
•	Thrudermic, LLC (U.S.A.)
•	Altum Pharma (Australia) Pty Ltd. (Australia)
•	Altum Pharmaceuticals (HK) Limited (Hong Kong)

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2022	January 31, 2021	January 31, 2020
Revenue	$ nil	$ nil	$ nil
Operating expenses	(10,207,825)	(7,915,367)	(9,336,298)
Other income (expense):
Accretion expense on convertible debentures	(6,584)	(33,054)	(380,754)
Change in unrealized gains/losses on derivative liabilities	131,250	(73,885)	nil
Financial guarantee expense	(1,224,522)	(182,200)	nil
Gain on debt modification	56,264	nil	nil
Gain (loss) on sale/abandonment of assets, net	191,699	804,429	(1,303,278)
Interest expense	(51,761)	(7,046)	(48,024)
Interest income	nil	265	4,479
Loss on extinguishment of convertible debentures	nil	nil	nil
Loss on impairment of equipment	nil	nil	(3,901)
Loss on impairments and write-offs of inventory and other	nil	nil	(1,466,377)
Loss on impairment of intangible assets	nil	(12,116,908)	(6,625,246)
Loss on impairment of loan receivable	nil	nil	(213,085)
Other	26,933	(40,358)	48,382
Penalties expense	(344,492)	nil	nil
Settlements and legal provisions	(563,470)	(120,000)	(264,660)
Unidentifiable assets acquired	nil	(16,666,666)	nil
Income tax expense	(166,666)	nil	nil
Net loss	$(12,159,174)	$(36,350,790)	$(19,588,762)

Net loss for the year ended January 31, 2022 decreased as compared to the year ended January 31, 2021. The decrease was due mainly to a non-recurring expense of $16,666,666, recorded as other expense during the year ended January 31, 2021, related to unidentifiable assets acquired.  On December 7, 2020, the Company entered into an asset purchase agreement with Nutraneeds whereby the Company issued 13,333,333 common shares to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD.  The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, the Company accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as a non-recurring expense related to unidentifiable assets acquired.

Also contributing to the decrease was the recording of impairment of intangible assets during the year ended January 31, 2021.  During fiscal 2021, the Company recorded an impairment loss totaling $11,362,000 on its MM-001 and MM-003 intangible assets.  An impairment assessment was performed from which the Company concluded both assets to be in such early stage of development that a reasonable estimate of recoverable amount could not be estimate.   The Company also recorded impairment losses on its BiPhasix license, Thrudermic non-patented technology and Solmic patents as it had exited the cannabis manufacturing and commercialization industry.

The decrease in net loss was offset by an increase in operating expenses (discussed below) and an increase in financial guarantee expense related to management’s best estimate of the fair value of the financial guarantee liability related to its guarantee of the lease at Dollard-des-Ormeaux.

Net loss for the year ended January 31, 2021 increased as compared to the year ended January 31, 2020.  The increase was due to the non-recurring expense of $16,666,666 (as discussed above) as well as an increase in loss on impairment of intangible assets recorded in fiscal 2021 as compared to fiscal 2020.  For the year ended January 31, 2020, the Company recorded a loss on impairment of intangible assets related to its RTIC patents.

The increase in net loss from 2020 to 2021 was offset by decreases in operating expenses (see below), loss on sale/abandonment of assets, loss on impairments and write-offs of inventory and other, loss on impairment of intangible assets and loss on impairment of loan receivable.  During the year ended January 31, 2020, the following occurred, which resulted in other expenses being recorded:

The Company advanced $1,441,600 to SolMic GmbH (“Solmic GmbH”), a Dusseldorf, Germany based developer and manufacturer of nutraceuticals, cosmeceuticals, and pharmaceuticals for its initial production order for micellized cannabinoid solution.  The Company also advanced SolMic GmbH a loan of €150,000 with a term of six months and interest rate of 18% per annum. Solmic GmbH entered into insolvency proceedings and has been restructured.  As the Company did not expect to recover payments made, it wrote-off the amount paid for the production order of $1,441,600 and recorded an impairment of the loan receivable.  No such losses were incurred in fiscal 2021.

The Company made a strategic decision to exit the California cannabis manufacturing industry and determined that several assets initially held for US operations purposes had a recoverable value of $nil and were impaired for a total amount of $1,303,278.  The main asset impaired related to the right-of-use asset previously recognized relating to the lease on 3595 Cadillac Avenue.

During the year ended January 31, 2021, the Company shifted its strategic focus from manufacture and commercialization of cannabis/hemp products to research and development of pharmaceuticals, which resulted in other income or expenses being recorded as follows:  The Company recorded a net gain on sale/abandonment of assets.  A gain on abandonment of assets related to Pivot Naturals of $1,481,829 was recorded and consisted mainly of the gain on extinguishment of the lease liability on 3595 Cadillac Avenue.  This gain was offset by a loss on disposal of assets related to the disposal of Pivot and a loss on abandonment of hemp-related activities in the U.S.A.

Expenses

	YEAR ENDED
	January 31, 2022	January 31, 2021	January 31, 2020
Amortization and depreciation of equipment and intangible assets	$18,436	$157,760	$985,895
Amortization of right-of-use assets	nil	(69,849)	361,502
Consulting fees	1,045,539	1,982,846	1,608,692
Due diligence costs	nil	nil	nil
Finders fee expense	nil	nil	100,000
Foreign exchange loss (gain)	238,206	(39,050)	38,057
General and administrative	425,865	1,743,415	923,877
Lease liability expense	nil	479,164	347,445
Licensing fees	nil	nil	40,029
Professional fees	879,054	1,447,202	1,707,892
Promotion and marketing	437,689	185,952	96,641
Repairs and maintenance	nil	22,808	45,875
Research and development	5,420,634	284,700	63,767
Wages, salaries and employment expenses	1,742,402	1,720,419	3,016,626
Operating expenses	$10,207,825	$7,915,367	$9,336,298

Operating expenses increased from the year ended January 31, 2021 to 2022, which was due to an increase in research and development expenses.  During fiscal 2022, the Company secured net equity financings totaling over $11 million, which allowed the Company to pursue pre-clinical, manufacturing and clinical activities of its BETR-001 and MM-003 programs.   The Company completed pre-clinical studies in its BETR-001 program including, but not limited to, the following: Behavioral pharmacology tests to confirm non-hallucinogenic properties, in vivo oral bioavailability and food-effect pharmacokinetic studies and animal depression studies to confirm anti-depressant properties. With its MM-003 program, the Company completed Phase 1 and initiated Phase 2 clinical trials with interferon alpha-2b in COVID-19 patients in Chile.  The Company also completed pre-clinical studies which confirmed potent anti-viral activity of its interferon alpha-2b against variants of COVID-19.

Foreign exchange loss increased in the current year due to strengthening of the U.S. dollar.  Promotion and marketing expense also increased as the Company incurred costs to promote its research and development programs and corporate profile.  The increase in overall operating expenses was offset by a decrease in consulting fees, general and administrative and professional fees.

Operating expenses decreased from the year ended January 31, 2020 to 2021.  During the year ended January 31, 2021, the global outbreak of coronavirus (“COVID-19”) had a significant impact on businesses through restrictions placed by the Canadian and U.S. federal, provincial/state and municipal governments regarding travel, business operations and isolation/quarantine orders.  As a result of the uncertainties that arose from the pandemic, the Company put measures in place to reduce expenses and minimize cash outflows.  Significant decrease in expenses was in the area of wages, salaries and employment expenses, in which numerous positions determined not to be core to the Company’s pharmaceutical research and development activities were terminated.  Other decreases to operating expenses included the following:

•	Decrease in amortization and depreciation of equipment and intangible assets, which resulted upon impairments of patents.
•

Decrease in amortization of right-of-use assets, which resulted when the leases on Cadillac Avenue, Costa Mesa and Kesmark Street, Dollard-des-Ormeaux were assigned together with the assignment of Pivot Naturals and Pivot, respectively.

•	Decrease in professional fees as a result of the Company’s continued efforts at cash conservation.

These decreases in operating expenses were offset by the following increases:

•

Though consulting fees increased from the prior year, the majority of the increase was due to share-based payment expenses utilized to compensate consultants while allowing the Company to conserve cash.

•	General and administrative expenses increased and is discussed below.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2022	January 31, 2021	January 31, 2020
Business licenses	$19,002	$41,083	$48,671
Conferences	25,201	775	45,557
Information technology	19,288	20,527	22,129
Insurance	11,492	24,707	nil
Investor relations	50,440	1,191,974	122,221
Office	114,013	142,592	147,772
Press release	45,782	91,914	35,010
Printing	nil	nil	20,741
Public listing expense	78,993	125,477	59,564
Shareholder expense	22,396	10,205	10,303
Telecommunications	4,137	4,803	22,777
Travel, meals and entertainment	5,174	51,664	309,852
Utilities	nil	19,499	25,743
Website costs	29,946	18,196	53,537
	$425,865	$1,743,415	$923,877

General and administrative expense for the year ended January 31, 2022 decreased as compared to the year ended January 31, 2021.  The decrease was mainly due to a decrease in investor relations expense.  In the prior year, the Company engaged public and investor relations companies subsequent to its Amalgamation with MedMelior (as discussed below).  In the current year, the Company focused its resources on research and development of its programs (as discussed above).

General and administrative expense for the year ended January 31, 2021 increased as compared to the year ended January 31, 2020. In May 2020, the Company announced that it was pursuing an Amalgamation with MedMelior. The Company disseminated a number of news releases to update the market regarding MedMelior and the Amalgamation process and filed a listing statement pursuant to the Amalgamation, increasing its press release and public listing expenses. BetterLife also engaged public and investor relations companies to provide media services and assist with communications to the public of its corporate activities, which resulted in an increase to investor relations expense. The majority of the increase in investor relations expense was due to share-based payment expenses utilized to compensate third parties while allowing the Company to conserve cash. These increases were offset by decreases to conferences, printing, telecommunications, travel, meals and entertainment and website costs.

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure. We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets. To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of January 31, 2022, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While we have incurred losses to date, with an accumulated deficit of $103,170,480 at January 31, 2022, we anticipate the success and eventual profitability from research, development and commercialization of our product portfolio. We also ensure that we have access to public capital markets. However, there can be no assurance, especially in light of the current global outbreak of COVID-19, that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. Therefore, we are subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2022 and January 31, 2021:

	January 31, 2022	January 31, 2021
Current assets	$1,142,928	$1,329,554
Current liabilities	4,143,147	5,847,077
Working capital deficiency	($3,000,219)	($4,517,523)

Working capital deficiency decreased as compared to January 31, 2021.  The Company secured over $11 million in net equity financings during the year, which were utilized towards the Company’s research and development programs and general working capital purposes.

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2022, 2021 and 2020:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2022	January 31, 2021	January 31, 2020
Operating activities	$(11,202,820)	$(7,164,882)	$(7,880,641)
Investing activities	nil	(71,550)	(1,141,093)
Financing activities	11,233,521	4,089,644	12,226,420
Effect of foreign exchange rate changes on cash	(11,910)	19,806	2,218
Increase (decrease) in cash for the period	$18,791	$(3,126,982)	$3,206,904

Cash used in operating activities for the year ended January 31, 2022 increased as compared to the year ended January 31, 2021.  The increase was primarily due to expenditures made on the Company’s research and development programs using proceeds received from issuance of common shares and warrants.  Cash provided by financing activities increased from the prior year.  During fiscal 2021, the Company secured net equity financings totaling over $11 million from non-brokered private placements and under the Company’s shelf prospectus.

Cash used in operating activities for the year ended January 31, 2021 decreased as compared to the prior year as the Company continued to make efforts to minimize expenditures and cash outflows amid the COVID-19 pandemic.  Cash used for investing activities for the current year decreased from the prior period and included the acquisition of Solmic patents.  Cash provided by financing activities for fiscal 2020 included the Company’s private placement completed in May 2019 for gross proceeds of $15 million, offset with repayment of convertible debentures.  During fiscal 2021, the Company completed a private placement of common shares and share purchase warrants for gross proceeds of $1,361,778 in July/August 2020 and a private placement of special warrants for gross proceeds of $2,944,868 in December 2020.

Commitments and Contingencies

In September 2019, BetterLife was served with a claim from Green Stream Botanicals Corp. for a finder’s fee in the amount of $600,000 in relation to the non-brokered private placement of $15 million that it closed in May 2019.  In July 2020, this claim was settled for $120,000.

In November 2019, the Company’s former Chief Executive Officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former Chief Executive Officer is seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares.  The Company believes the claims are unfounded and intends to vigorously defend these claims.

In January 2020, an injunction was filed against the Company in the Superior Court of Quebec by Bio V Pharma Inc. (“BioV”) seeking provisional orders in respect of the premises sub-leased at 285 Kesmark Street and damages of approximately $395,000.  In January 2021, this injunction was discontinued.

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court of Québec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month.  In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021.  In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021 (completed).   Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease.  The Company is assessing options available to contest the judicial demand from Olymbec and mitigate its damages.  The Company has not accrued any amounts as of January 31, 2022 as management has assessed the likelihood of payment to be unlikely.

The Company is a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada, which was assigned together with the sale of Pivot pursuant to which the Company has recorded a financial guarantee liability of $1,083,295 (January 31, 2021 - $182,200) based on its best estimate of potential future loss.

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec.  Pivot is the lessee of the “Lease and had not met its Lease liabilities during the year ended January 31, 2022 upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (as discussed above). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 (completed) and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022. Should the Transaction be respected by Pivot, the Company will withdraw its Application against Pivot. If the transaction is not respected, the Company will continue its Application against Pivot without contestation from Pivot.

The Company and MedMelior were named as defendants in a lawsuit filed in the Supreme Court of the State of New York, New York County, by MedMelior’s former pre-Amalgamation director pursuant to which a verified complaint was filed on January 20, 2022 seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively.  During March 2022, the Company filed a motion to dismiss the verified complaint on the basis of inconvenient forum and for lack of jurisdiction.  The Company is aware that, on April 29, 2022, this former director filed a separate, parallel action against, among others, the Company and MedMelior in the United States District Court for the Southern District of New York, asserting substantially the same claims as in the state-court action.  The Company believes both claims to be unfounded.

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract in the amount of $64,500, which has been included in accounts payable and accrued liabilities, plus interest and costs.  The Company denies the claim and has filed a statement of defense and counterclaim in April 2022.

At January 31, 2022, certain of the Company’s research and development programs, with a total budget of $5.47 million, were in progress of which the Company has paid $2.48 million and a further $2.98 million remains to be paid in future periods.

In March 2022, MedMelior filed a notice of civil claim against its former pre-Amalgamation directors in the Supreme Court of British Columbia for breach of fiduciary and statutory duties and breach of contract. Relief sought include general and special damages.

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

Name and Positions Held (Age)	Experience and Principal Business Activities
Ahmad Doroudian (61)	Chief Executive Officer & Director of the Company since	2020
Robert Metcalfe (82)	Director of the Company since	2020
Anthony Pullen (77)	Director of the Company since	2020
Wolfgang Renz (52)	Director of the Company since	2015
Hooshmand Sheshbaradaran (65)	Chief Operating Officer of the Company[1] since	2020
Moira Ong (47)	Chief Financial Officer of the Company since	2010

1. Chief Operating Officer of our fully-owned subsidiary, MedMelior Inc., acquired August 2020.

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with over 29 years of experience in management and development of private and publicly traded pharmaceutical companies. Dr. Doroudian is the founder of MedMelior Inc., a private company engaged in the development of therapeutics and acquired by BetterLife in August 2020. From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 MM in debt and equity and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (Pharmacokinetics and drug metabolism) from the University of British Columbia.

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

Anthony Pullen

Anthony Pullen has been an active participant in the Canadian capital markets for over 50 years. During that time, Mr. Pullen has filled most roles in the institutional equity markets, including sales, investment research, market strategist and investment banker. He has been a leading force in the healthcare and biotechnology industry sectors since the mid-eighties, during when these industries began to emerge in Canada. He was instrumental in the creation and initial funding of MDS Capital Corp., which became Canada’s largest venture capital fund dedicated to life sciences and where Mr. Pullen served as a board member from 1988 until its transition to become Lumira Ventures in 2009. Mr. Pullen has led and advised on millions of dollars of fund-raising efforts in the life sciences sector.

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

Hooshmand Sheshbaradaran

Hooshmand Sheshbaradaran has over 22 years of experience in the pharmaceutical and biotechnology sectors, in drug development, marketing, business development, financing, and executive operations. Previously, Dr. Sheshbaradaran has held senior global marketing and business development executive positions in several leading pharmaceutical companies, including Global Director of Oncology Business Development at Roche and Global Director of Oncology, New Products Marketing at Pharmacia/Pfizer. He also has extensive small biotech experience, including holding positions such as Chief Business Officer at PsiOxus Therapeutics Ltd, Head of the US subsidiary of Zeneus Pharma Ltd. (acquired by Cephalon, Inc. in 2007), and co-founder and CEO of Niiki Pharma Inc (acquired by Intezyne Technologies in 2013). Dr. Sheshbaradaran has been involved in the development of several anti-cancer drugs, including Camptosar, Ellence, Emcyt, Sutent, and Vidaza. Dr. Sheshbaradaran holds a PhD in Virology (1985) from the Karolinska Institute, Stockholm.

Moira Ong

Moira Ong is a Chartered Professional Accountant with over 20 years of experience in accounting and consulting. From March 2010 through December 2012, Ms. Ong was the Vice President of Finance of Merus Labs International Inc., a specialty pharmaceutical company that acquired legacy branded drug portfolios. She implemented processes and controls and oversaw the financial reporting obligations of Merus Labs International Inc. as it progressed from a start-up to a fully operational entity and obtained its first public listing on the Canadian National Stock Exchange before its amalgamation with a NASDAQ/TSX listed entity. In addition to holding her Chartered Accountant designation, Moira also holds a Chartered Financial Analyst designation and a Bachelor of Commerce degree from the University of British Columbia.

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2022:

Name and Positions Held	Compensation	Long-term Incentive Plan Awards		Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)	$300,000		$135,614	$435,614
Hooshmand Sheshbaradaran, Chief Operating Officer(2)	$341,374		$301,781	$584,851
Moira Ong, Chief Financial Officer(3)	$264,000		$247,021	$472,431
Angela Ogden, former Chief Medical Officer(4)	$61,989		$(22,659)	$39,330
Wolfgang Renz, Director, former Chief Medical Officer and former Regional Manager - Europe(5)	$18,000		$11,704	$29,704
Robert Metcalfe, Director(6)	$32,500		$34,148	$66,648
Anthony Pullen, Director(7)	$42,500		$47,253	$89,753
Henri Sant-Cassia, former Director(8)	$37,480	$	nil	$37,480

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020. He served as Chief Business Officer until December 31, 2019.
(2)	Hooshmand Sheshbaradaran serves as Chief Operating Officer of our fully-owned subsidiary, MedMelior, which was acquired August 31, 2020.
(3)	Moira Ong was appointed Chief Financial Officer on December 26, 2010.
(4)

Angela Ogden served as Chief Medical Officer of our fully-owned subsidiary, MedMelior, which was acquired August 31, 2020, until April 9, 2021. The amount reported under Long-term Incentive Plan Awards for Dr. Ogden represented the reversal of unvested options which forfeited 90 days after Dr. Ogden’s resignation date.

(5)	Wolfgang Renz was appointed Director on February 5, 2015. Mr. Renz was Regional Manager – Europe and Chief Medical Officer until March 13, 2020.
(6)	Robert Metcalfe was appointed Director on January 21, 2020.
(7)	Anthony Pullen was appointed Director on May 7, 2020
(8)	Henri Sant-Cassia was appointed Director from June 2 to December 14, 2021.

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

The following table sets forth equity compensation plans outstanding as at January 31, 2022:

Type	Outstanding
Share Purchase Options	2,410,000
Restricted Stock Units	10,000
Performance Stock Units	25,000

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

We do not have a compensation or corporate governance committee at the present time. The Company is trading on the Other OTC as a foreign private issuer and as such it believes that it is not required to have such committees. We are also not required to have such committees in our home jurisdiction.

D. Employees

As at January 31, 2022, the Company had four (4) officers/employees.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at May 31, 2022
Ahmad Doroudian	5,480,817	(1)	6.42%
Hooshmand Sheshbaradaran	1,386,281		1.62%
Moira Ong	637,825		0.75%
Robert Metcalfe	30,000		0.04%
Ralph Anthony Pullen	3,000		0.00%
Wolfgang Renz	36,500		0.04%

(1) Of these, 303,950 are held by Sassel Investments Inc., a company controlled by Mr. Doroudian and 1,175,304 are held by the spouse of Mr. Doroudian.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, three individuals beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at May 31, 2022 as follows:

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at May 31, 2021
Ahmad Doroudian	5,480,762	6.42%

The Company has approximately 341 shareholders of record at May 31, 2022, including 50 shareholders of record (15%) who are residents of the United States.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2022	$0.34	$0.19
October 31, 2021	$0.35	$0.25
July 31, 2021	$0.75	$0.23
April 30, 2021	$1.90	$0.60
January 31, 2021	$2.27	$0.50
October 31, 2020	$2.45	$0.43
July 31, 2020	$2.59	$0.52
April 30, 2020	$1.48	$0.30

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are quoted on the Canadian Securities Exchange, listed for quotation on December 19, 2017, under the Symbol “BETR”. Our common stock is also quoted on the OTCQB, listed for quotation on April 13, 2010, under the Symbol "BETRF".

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Authorized

An unlimited number of common shares without par value are authorized in the articles of incorporation.

Issued and Outstanding

As of May 31, 2022, 85,396,241 common shares were issued and outstanding.

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

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2022 and determined that they were not effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2022 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2022, our company determined that there were control deficiencies that constituted material weaknesses, as described below:

1. We did not maintain appropriate financial reporting controls – As at January 31, 2022, our company did not have sufficient financial reporting controls with respect to the ability to process complex accounting issues. To remediate the material weakness, our company will continue to obtain necessary external assistance to ensure that the performance of complex accounting issues can be performed accurately and on a timely basis.

Accordingly, our company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that our company’s internal control over financial reporting was not effective as of January 31, 2022 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2022 pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2022, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that none of our the members of our audit committee qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.  Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen are "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Our company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Ahmad Doroudian, Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen.   Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2022 and 2021 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

We believe that the members of our board of audit committee and our entire board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2022 and for the fiscal year ended January 31, 2021 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2022 $	January 31, 2021 $
Audit Fees	133,336	143,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	114,000
Total	133,336	257,000

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2022, 2021 and 2020.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consolidated Financial Statements for the years ended January 31, 2022, 2021 and 2020*
99.2	Management’s Discussion and Analysis for the year ended January 31, 2022*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: May 31, 2022	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

