Form 20-F
period 2023-01-31
BetterLife Pharma Inc.
filed 2023-05-31
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUALREPORT PURSUANTTO SECTION 13 OR 15(d) OFTHE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2023

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

_____________________________________

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

108,675,305common shares

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

BetterLife is an emerging biotechnology company primarily focused on developing compounds for the treatment of mental disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight viral infections.

Our registered office is located at c/o Alexander Holburn Beaudin + Lang LLP, 2700 - 700 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1B8.

BetterLife has not earned any revenue and has an accumulated deficit of $112,186,681 as at January 31, 2023. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization (refer to “Risk Factors”). Management intends to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Anthony Pullen and Wolfgang Renz. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer; and Moira Ong serves as our Chief Financial Officer. See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

Our PCAOB registered independent auditors are MNP LLP, Chartered Professional Accountants, Vancouver, BC, Canada. For further information, see the consolidated financial statements under Item 8.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected information should be read in conjunction with our consolidated financial statements, and notes, filed with this FORM 20-F. This information, and all other financial information in this FORM 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2023		January 31, 2022		January 31, 2021
Revenue	$	nil	$	nil	$	nil
Operating expenses		$(9,460,653)		$(10,207,825)		$(7,915,367)
Other income (expenses)		$87,881		$(1,784,683)		$(28,435,423)
Income tax expense		nil		(166,666)		nil
Net loss		$(9,372,772)		$(12,159,174)		$(36,350,790)
Net loss per share, basic and fully diluted		$(0.10)		$(0.16)		$(1.34)
Weighted average number of shares outstanding – basic and diluted		86,560,760		75,469,531		27,027,028

Consolidated Balance Sheet Data	January 31, 2023	January 31, 2022	January 31, 2021
Operating cash	$8,307	$173,513	$154,722
Working capital deficiency	$(7,072,600)	$(3,000,219)	$(4,517,523)
Total assets	$74,727	$1,161,363	$1,336,425
Total long-term liabilities	$460,870	$899,074	$131,603
Deficit	$(7,533,470)	$(3,880,858)	$(4,612,255)
Number of shares outstanding	90,103,873	85,241,238	51,445,842

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2023, the exchange rage, as quoted by the Bank of Canada, was $1.335 for each US dollar.

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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in our audited consolidated financial statements should we no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2023, we have not earned any revenue and have an accumulated deficit of $112,186,681. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization. We intend to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern.

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

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence. We experienced a net loss of $9,372,772 for the year ended January 31, 2023, compared to a net loss of $12,159,174 for the year ended January 31, 2022. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

Any products that we may develop as a pharmaceutical product will be subject to extensive governmental regulations relating to development activities, conduct of clinical trials, manufacturing and commercialization. In the United States, for example, the prospective products that we intend to develop and market are regulated by the US Food and Drug Administration (“FDA”) under its new drug development and review process. Before such products can be marketed, we must obtain clearance from the FDA by submitting an investigational new drug application, then by successfully completing human testing under three phases of clinical trials, and finally by submitting a new drug application.

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

In order to commence clinical testing, we must successfully complete and obtain positive scientific results from pre‑clinical studies and, in the case of any existing drug that we are re‑profiling for a new indication, adopt existing pre‑clinical or early stage clinical studies to our own research. If we successfully complete any clinical study of our own, the commercial value of any such study will significantly depend upon our choice of indication and our patient population selection for that indication.

We will rely on third parties to conduct our research, development and manufacturing activities. If these third parties do not perform as contractually required, fail to meet our manufacturing requirements and applicable regulatory requirements or otherwise expected, we may not be able to commercialize our products, which may prevent us from becoming profitable.

We will rely on contract manufacturers as source suppliers for our products.

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

Risks Related to Our Stock

Trading on the OTCQB and the Canadian Securities Exchange (the “CSE”) may be volatile and sporadic, which could depress the market price of our common stock and make it difficult for our stockholders to resell their shares.

Our common stock is quoted on the OTCQB service of the Financial Industry Regulatory Authority and is traded on the CSE. Trading in stock quoted on the OTCQB or listed on the CSE is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the OTCQB is not a stock exchange, and trading of securities on the OTCQB is often more sporadic than the trading of securities listed on a quotation system like NASDAQ or a stock exchange like Amex. Accordingly, shareholders may have difficulty reselling any of their shares.

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

B. Overview

We are a biopharmaceutical company engaged in the development of patented pharmaceuticals. Our company’s subsidiary, MedMelior Inc. (“MedMelior”) (acquired by way of amalgamation on August 31, 2020) has two products in its pipeline: MM-001 (a topical cream formulation of interferon-alpha 2b based on MedMelior’s patented Biphasics formulation system) and MM-003 (a patent pending proprietary interferon alpha-2b (“IFNa2b”) inhalation formulation). Through our acquisition of the assets of Nutraneeds LLC (“Nutraneeds”) on December 18, 2020, we added two neuro-psychiatric products to our product portfolio: BETR-001 and BETR-002. BETR-001 is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders. BETR-002 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of treatment of anxiety related disorders, including benzodiazepine dependency.

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

In June 2020, we effected a consolidation of our issued and outstanding common shares on a ten (10) old for one (1) new common share. References to common shares in this report have been adjusted for the consolidation. Exercise or conversion prices and the number of common shares issuable under any of our outstanding warrants, restricted stock units, performance stock units and stock options have also been proportionately adjusted to reflect the consolidation.

In December 2020, we closed on a share purchase agreement with an unrelated third party (the “Purchaser”) pursuant to which 100% of the issued and outstanding common shares of Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a wholly-owned subsidiary, was sold. Pursuant to the sale, BetterLife’s lease of the manufacturing facility in Dollard-des-Ormeaux, Quebec, Canada and its in-process Health Canada license application was transferred to the Purchaser and BetterLife strategically exited the Canadian cannabis manufacturing market. BetterLife remains a guarantor on the lease at Dollard-des-Ormeaux, Quebec, Canada until the lease expiry date of April 30, 2025.

On December 18, 2020, we acquired 100% of the assets in Nutraneeds in an all-stock transaction. Pursuant to the acquisition, we issued 13,333,333 common shares to principals of Nutraneeds. The assets acquired address unmet mental health needs through the development of patented next generation psychedelic therapeutics, including the LSD derivative 2-bromo-LSD.

On December 17, 2021, we signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, BetterLife’s Solmic patents and Solmic AG, a subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser and BetterLife is no longer pursuing commercialization of cannabis products in Europe.

Platform Technologies

BETR-001

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations, and as such the molecule was thought to have limited pharmacological value and not of interest compared to LSD. In the 1950s and 1960s, LSD was studied for the treatment of people with a number of psychiatric conditions but the very strict controlled substance classification of LSD (Schedule 1) hampered its further development as a therapeutic in this arena. This is however changing now, with LSD research as a psychiatric therapeutic currently experiencing a renaissance. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential. Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. The Company plans to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorders (MDD), anxiety and neuropathic pain indications. BETR-001 is orally administered. Our intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. We have developed and use a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by our issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and we can move ahead with BETR-001 large scale synthesis without these restrictions.

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of FDA or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

We are currently setting up GMP manufacturing of BETR-001. Simultaneously, we have started and plan to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, we currently plan to conduct a randomized placebo controlled single ascending dose (SAD) and multiple ascending dose (MAD) Phase 1 trial in healthy volunteers. As currently foreseen, the Phase 1 will then be followed with randomized placebo-controlled Phase 2 trials: one trial in MDD and one trial in cluster headaches.

BETR-002

BETR-002’s active pharmaceutical ingredient is dihydrohonokiol-B (“DHH-B”). DHH-B is a derivative of honokiol, which is the active anxiolytic (anti-anxiety) ingredient of magnolia bark extracts. Magnolia bark extracts have been used in traditional Chinese medicines for centuries as anxiolytic medication. Several animal studies on safety and anxiolytic efficacy of honokiol/magnolia bark extract have been published1. Only two human clinical trials have been published on honokiol (given as magnolia bark extract)2. Magnolia bark extract/honokiol is sold as a nutraceutical. DHH-B has been shown in animal studies to have significantly (20x) more anxiolytic activity than its parent molecule honokiol3. Animal studies have also shown that DHH-B does not have the side effects of benzodiazepines4 and not to be addictive like benzodiazepines5. No human clinical trials have been conducted on DHH-B. BETR-002 is DHH-B formulated in our patented formulation (provisional) to overcome DHH-B’s insolubility and poor bioavailability for potential treatment of anxiety and other neuro-psychiatric disorders. We intend to develop DHH-B as a treatment of anxiety related disorders including benzodiazepine dependency.

BETR-002 has not been tested in human studies. It is currently in preclinical stage of development. We intend to set up GMP manufacturing of BETR-002, and alongside complete all the necessary preclinical and IND enabling toxicology studies. The timing of BETR-002 IND and clinical trials is currently under assessment. As currently foreseen, the BETR-002 IND will be followed with a randomized placebo-controlled Phase 1 clinical trial in healthy volunteers, which will then be followed with a randomized placebo-controlled Phase 2 trial treating benzodiazepine dependency.

MM-003

MM-003 is a patent pending proprietary recombinant human IFNa2b inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. We have developed our own patent pending recombinant human IFNa2b and inhalation formulation, and intend to develop MM-003 as an inhaled IFNa2b for treatment of COVID-19 and other respiratory viral infections.

_______________

1 Review Sarrica et al 2018

2 Kalman et al 2008; Campus et al 2011

3 Kuribara et al 2000 J Pharm Pharmacol

4 Benzodiazepines include Xanax™, Valium™, Klonopin™ and Ativan™

5 Kuribara et al 2000 J Pharmacol Biochem & Behaviour; Maruyama et al 2001

The active pharmaceutical ingredient in both MM-001 and MM-003 are the same. It is recombinant human IFNa2b. A proprietary recombinant human IFNa2b produced in E. coli is under development, which will provide the drug substance to be used for both the MM-001 cream or MM-003 inhalation formulations.

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

MM-001

MM-001 is a topical formulation of recombinant human IFNa2b based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside our Company. We intend to complete the development of our own patent pending recombinant human IFNa2b and use that in future development of MM-001.

For health regulatory authority purposes to start human clinical trials, MM-001 is considered clinical stage and with certain bridging studies (to be confirmed), it can potentially begin Phase 2 studies. The previously completed MM-001 Phase 1-2 trials were conducted using MM-001 which had IFNa2b provided by Merck & Co. under a supply agreement, which is now terminated. We are now manufacturing our own proprietary IFNa2b to be used in manufacturing of MM-001 for all future trials. MM-001 has an US IND. The MM-001 IND is currently inactive. With MM-001 manufactured using the Company’s own IFNa2b, the Company plans to file a new IND under which the MM-001 Phase 2b will be conducted in US. The timing of MM-001 IND and clinical trials is currently under reassessment.

Other Platform Technologies

Ready-To-Infuse Cannabis Technology

Our patented RTIC process technology creates precise and repeatable dosing of cannabis by transforming concentrated cannabis oil into a stable, emulsifiable, odorless and flavorless powder form. The derived powder may then be encapsulated and infused for use in beverages, edibles, lotions and additional health and personal care products. The RTIC process is conducive for manufacturing of a wide array of products. We are no longer pursuing commercialization of cannabis products and are currently determining how best to proceed with this technology.

C. Organizational Structure

Our company operates through several subsidiaries as follows:

•	MedMelior Inc. (Canada)
•	Blife Therapeutics Inc. (Canada)
•	BetterLife Pharma US Inc. (U.S.A.)
•	Altum Pharma (Australia) Pty Ltd. (Australia)
•	Altum Pharmaceuticals (HK) Limited (Hong Kong)

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2023		January 31, 2022		January 31, 2021
Revenue	$	nil	$	nil	$	nil
Operating expenses		(9,460,653)		(10,207,825)		(7,915,367)
Other income (expense):
Accretion expense on convertible debentures		(55,687)		(6,584)		(33,054)
Change in unrealized gains/losses on derivative liabilities		5,362		131,250		(73,885)
Financial guarantee expense		(23,917)		(1,224,522)		(182,200)
Gain (loss) on sale/abandonment of assets, net		nil		191,699		804,429
Interest expense		(11,491)		(51,761)		(7,046)
Interest income		nil		nil		265
(Loss) gain on debt modification		(197,205)		56,264		nil
Loss on impairment of intangible assets		nil		nil		(12,116,908)
Other		18,136		26,933		(40,358)
Penalties expense		94,973		(344,492)		nil
Settlements and legal provisions		257,710		(563,470)		(120,000)
Unidentifiable assets acquired		nil		nil		(16,666,666)
Income tax expense		nil		(166,666)		nil
Net loss		$(9,372,772)		$(12,159,174)		$(36,350,790)

Net loss for the year ended January 31, 2023 decreased from the year ended January 31, 2022. The decrease was mainly due to a decrease in operating expenses (discussed below) as well as a decrease in financial guarantee expense. In the 2022 fiscal year, we recorded the fair value of financial guarantee liability related to our guarantee of a lease at Dollard-des-Ormeaux, Quebec, Canada, which resulted in a financial guarantee expense of $1,224,522. In the 2023 fiscal year, financial guarantee expense is the net result of accretion expenses and gains from settlements of the guarantee liability through lease payments made by Pivot. In addition, we recorded a net gain on settlements and legal provisions resulting from a settlement agreement signed with Pivot in March 2022 for $300,000 (discussed under “Commitments and Contingencies”).

Net loss for the year ended January 31, 2022 decreased as compared to the year ended January 31, 2021. The decrease was due mainly to a non-recurring expense of $16,666,666, recorded as other expense during the year ended January 31, 2021, related to unidentifiable assets acquired. On December 7, 2020, we entered into an asset purchase agreement with Nutraneeds whereby we issued 13,333,333 common shares to acquire intellectual property, including patented technology, in connection with the compounds known as 2-bromo-LSD. The intangible assets acquired were determined to be too-early stage to meet the definition of intangible asset. Accordingly, we accounted for this transaction as an asset acquisition and measured the transaction using the fair value of the consideration paid with amount paid being recognized as a non-recurring expense related to unidentifiable assets acquired.

Also contributing to the decrease in net loss from fiscal 2021 to fiscal 2022 was the recording of impairment of intangible assets during the year ended January 31, 2021. During fiscal 2021, we recorded an impairment loss totaling $11,362,000 on its MM-001 and MM-003 intangible assets. An impairment assessment was performed from which we concluded both assets to be in such early stage of development that a reasonable estimate of recoverable amount could not be estimate. We also recorded impairment losses on our BiPhasix license, Thrudermic non-patented technology and Solmic patents as we had exited the cannabis manufacturing and commercialization industry.

This decrease in net loss was offset by an increase in operating expenses (discussed below) and an increase in financial guarantee expense related to our best estimate of the fair value of the financial guarantee liability related to our guarantee of the lease at Dollard-des-Ormeaux.

Expenses

	YEAR ENDED
	January 31, 2023	January 31, 2022	January 31, 2021
Amortization and depreciation of equipment and intangible assets	$18,435	$18,436	$157,760
Amortization of right-of-use assets	nil	nil	(69,849)
Consulting fees	3,529,884	1,045,539	1,982,846
Foreign exchange loss (gain)	203,212	238,206	(39,050)
General and administrative	280,467	425,865	1,743,415
Lease liability expense	nil	nil	479,164
Professional fees	895,379	879,054	1,447,202
Promotion and marketing	123,219	437,689	185,952
Repairs and maintenance	nil	nil	22,808
Research and development	2,677,286	5,420,634	284,700
Wages, salaries and employment expenses	1,732,771	1,742,402	1,720,419
Operating expenses	$9,460,653	$10,207,825	$7,915,367

Operating expenses decreased from the year ended January 31, 2022. With a challenging capital markets environment, we made efforts to reduce expenditures. Within our BETR-001 program, we completed pre-clinical pharmacology studies initiated in fiscal 2022, began some IND-enabling toxicology studies, completed scale-up development of manufacturing and initiated manufacturing of first GMP batch of BETR-001. Data from the preclinical pharmacology studies were published in a peer-reviewed journal article Lewis et al., March 28, 2023, Cell Reports 42. IND-enabling toxicology studies and GMP manufacturing of the first batch of drug substance are ongoing. Within our MM-003 program, we completed Phase 2 clinical trials with interferon alpha-2b in COVID-19 patients in Chile and did not pursue any other research activities. As a result, research and development costs decreased by approximately $2.7 million from the 2022 fiscal year. General and administrative expenses and promotion and marketing expenses also decreased due to our cost minimization efforts.

The decrease in operating expenses was offset by an increase in consulting fees. During the year, MedMelior issued 3.5 million of its common shares, valued at approximately $3 million, to a third party for services provided, which contributed to an increase in consulting fees.

Operating expenses increased from the year ended January 31, 2021 to 2022, which was due to an increase in research and development expenses. During fiscal 2022, we secured net equity financings totaling over $11 million, which allowed us to pursue pre-clinical, manufacturing and clinical activities of our BETR-001 and MM-003 programs. We completed pre-clinical studies in our BETR-001 program including, but not limited to, the following: Behavioral pharmacology tests to confirm non-hallucinogenic properties, in vivo oral bioavailability and food-effect pharmacokinetic studies and animal depression studies to confirm anti-depressant properties. With our MM-003 program, we completed Phase 1 and initiated Phase 2 clinical trials with interferon alpha-2b in COVID-19 patients in Chile. We also completed pre-clinical studies which confirmed potent anti-viral activity of our interferon alpha-2b against variants of COVID-19.

Foreign exchange loss increased from fiscal 2021 to fiscal 2022 due to strengthening of the U.S. dollar. Promotion and marketing expense also increased as we incurred costs to promote our research and development programs and corporate profile. The increase in overall operating expenses was offset by a decrease in consulting fees, general and administrative and professional fees.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2023	January 31, 2022	January 31, 2021
Business licenses	$1,905	$19,002	$41,083
Conferences	2,381	25,201	775
Information technology	5,103	19,288	20,527
Insurance	nil	11,492	24,707
Investor relations	96,000	50,440	1,191,974
Office	54,185	114,013	142,592
Press release	34,245	45,782	91,914
Public listing expense	60,679	78,993	125,477
Shareholder expense	nil	22,396	10,205
Telecommunications	981	4,137	4,803
Travel, meals and entertainment	4,473	5,174	51,664
Utilities	nil	nil	19,499
Website costs	20,515	29,946	18,196
	$280,467	$425,865	$1,743,415

General and administrative expense for the year ended January 31, 2023 decreased from the year ended January 31, 2022 as we made efforts to reduce expenditures. With the reduction in research activities, shipping costs within office expense decreased. Discretionary expenditures within conferences, information technology and website costs were reduced. We also did not incur any insurance and shareholder expense in the fiscal 2023 year.

General and administrative expense for the year ended January 31, 2022 decreased as compared to the year ended January 31, 2021. Fiscal 2021 had higher general and administrative expenses related mainly to our Amalgamation with MedMelior. In May 2020, we announced that we were pursuing an Amalgamation with MedMelior. We disseminated a number of news releases to update the market regarding MedMelior and the Amalgamation process and filed a listing statement pursuant to the Amalgamation, increasing press release and public listing expenses in fiscal 2021. We also engaged public and investor relations companies to provide media services and assist with communications to the public of our corporate activities, which resulted in higher investor relations expense during the year ended January 31, 2011. The majority of the increase in investor relations expense was due to share-based payment expenses utilized to compensate third parties while allowing us to conserve cash. In fiscal 2022, we focused our resources on research and development of our programs (as discussed above).

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure. We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets. To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of January 31, 2023, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While we have incurred losses to date, with an accumulated deficit of $112,186,681 at January 31, 2023, we anticipate the success and eventual profitability from research, development and commercialization of our product portfolio. We also ensure that we have access to public capital markets. However, there can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. Therefore, we are subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2023 and January 31, 2022:

	January 31, 2023	January 31, 2022
Current assets	$74,727	$1,142,928
Current liabilities	7,147,327	4,143,147
Working capital deficiency	$(7,072,600)	$(3,000,219)

Working capital deficiency increased as compared to January 31, 2022. With a challenging capital markets environment in fiscal 2023, the Company and MedMelior secured approximately $833,000 of net equity financing, compared to over $11 million in fiscal 2022.

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2023, 2022 and 2021:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2023	January 31, 2022	January 31, 2021
Operating activities	$(1,503,512)	$(11,202,820)	$(7,164,881)
Investing activities	nil	nil	(71,550)
Financing activities	$1,335,889	11,233,521	4,089,644
Effect of foreign exchange rate changes on cash	2,417	(11,910)	19,805
Increase (decrease) in cash for the period	$(165,206)	$18,791	$(3,126,982)

Cash used in operating activities and cash from financing activities for the year ended January 31, 2023 decreased as compared to fiscal 2022. Rising inflation, interest rates and monetary tightening drove down capital markets globally during our fiscal 2023 year end. As a result, the Company and MedMelior secured approximately $833,000 of net equity financing compared to over $11 million in fiscal 2022. Cash from financing activities in fiscal 2023 also included subscriptions received by the Company and MedMelior of approximately $503,000.

Cash used in operating activities for the year ended January 31, 2022 increased as compared to the year ended January 31, 2021. The increase was primarily due to expenditures made on our research and development programs using proceeds received from issuance of common shares and warrants. Cash provided by financing activities also increased from the 2021 fiscal year. During fiscal 2022, we secured net equity financings totaling over $11 million from non-brokered private placements and under our shelf prospectus.

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

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court of Québec and a judgement for a safeguard order was obtained by Olymbec against Pivot, a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec, ordering Pivot and the Company to jointly pay the full amount of the lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021 (completed). Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. We are assessing options available to contest the judicial demand from Olymbec and mitigate its damages.

We are a guarantor on the lease at 285-295 Kesmark Street in Quebec, Canada, which was assigned together with the sale of Pivot pursuant to which we have recorded a financial guarantee liability of $1,107,212 (January 31, 2022 - $1,083,295) based on our best estimate of potential future loss.

In October 2021, we filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec. Pivot is the lessee of the “Lease and had not met its Lease liabilities upon which we, as guarantor, were required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec. In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022. During the year ended January 31, 2023, $300,000 of settlement income has been recorded in settlements, net on the consolidated statements of loss and other comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed the verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, we filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to our then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York, asserting substantially the same claims as in the State Court action. We believe that lawsuit to be unfounded and have filed a motion to dismiss, substantially similar to the motion granted by the State Court.

In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract. In March 2023, this claim was settled for $30,000.

In March 2022, MedMelior filed a notice of civil claim against its former pre-Amalgamation directors in the Supreme Court of British Columbia for breach of fiduciary and statutory duties and breach of contract. Relief sought include general and special damages.

At January 31, 2023, certain of our research and development programs, with a total contracted amount of $5.59 million, were in progress of which we have paid $3.06 million and a further $2.53 million remains to be paid in future periods.

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

Name and Positions Held (Age)	Experience and Principal Business Activities
Ahmad Doroudian (62)	Chief Executive Officer & Director of the Company since 2020
Robert Metcalfe (83)	Director of the Company since 2020
Anthony Pullen (78)	Director of the Company since 2020
Wolfgang Renz (53)	Director of the Company since 2015
Hooshmand Sheshbaradaran (66)	Chief Operating Officer of the Company since 2020
Moira Ong (48)	Chief Financial Officer of the Company since 2010

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with experience in management and development of private and publicly traded pharmaceutical companies. Dr. Doroudian has served as our Chief Executive Officer since January 2020. In 2016, Dr. Doroudian founded a pharmaceutical research and development company, MedMelior Inc., which was amalgamated with the Company in 2020. From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early-stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 million in debt and equity and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (pharmacokinetics and drug metabolism) from the University of British Columbia.

Robert Metcalfe

Robert Metcalfe is a lawyer and has served as president, chief executive officer, lead director, chairman and committee member on numerous publicly listed natural resource and industry company corporate boards in Canada, the USA, England, South America and Africa. He was a senior partner with the law firm Lang Michener LLP for 20 years. He is the former President and Chief Executive Officer of Armadale Properties and counsel to all of the Armadale Group of Companies, with significant holdings across numerous industries including finance, construction of office buildings, airport ownership, management and refurbishing, land development, automotive dealerships as well as newspaper publishing, radio and television stations. Mr. Metcalfe was a director of Canada Lands Company Limited, one of the largest real estate corporations in Canada, and was a director and Chairman of the Board of CN Tower Limited, the tallest communications structure in the world. Throughout his career, Mr. Metcalfe has served as a director of public and private corporations including publicly listed Radiant Energy Corp. (airplane de-icing company operating in the US), Alberta Oil Sands (Chairman of the Board); LeadFX (in Australia), Director and Chairman of the Board, and member of the Audit Committee; PetroMagdalena Inc. (oil and gas in Colombia); LSC Lithium in Argentina and currently serves as director of publicly listed companies Pasofino Gold Limited and Blue Star Gold Corp. As a director and shareholder, Mr. Metcalfe has been engaged in numerous acquisitions, divestitures, corporate reorganizations, financings and corporate improvements, as well as serving on numerous special committees across many sectors. He is a graduate of the course for Corporate Directors and a member in good standing of the Law Society of Ontario.

Anthony Pullen

Ralph Anthony Pullen has been an active participant in the Canadian capital markets for over 50 years. During that time, Mr. Pullen has filled most roles in the institutional equity markets, including sales, investment research, market strategist and investment banker. He has been a leading force in the healthcare and biotechnology industry sectors since the mid-eighties, beginning when these industries began to emerge in Canada. He was instrumental in the creation and initial funding of MDS Capital Corp., which became Canada’s largest venture capital fund dedicated to life sciences. Mr. Pullen served as a board member from 1988, up to its transition to become Lumira Ventures in 2009, and then on to 2017, a 29-year span. From 2013 to 2019, Mr. Pullen was an investment banker in the healthcare and biotechnology industries with Dominick Capital Corp. and from 2006 to 2011, a partner at Paradigm Capital Inc. with corporate finance responsibility for the healthcare and biotech sector. Prior to that, Mr. Pullen was Vice Chairman at both Yorkton Securities Inc. and Loewen, Ondaatje McCutcheon. In all those roles, Mr. Pullen has led and advised on millions of dollars of fund-raising efforts in the life sciences sector. Mr. Pullen obtained his Bachelor of Arts in Economics from York University in 1969.

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

Hooshmand Sheshbaradaran

Hooshmand Sheshbaradaran is experienced in the pharmaceutical and biotechnology sectors, in drug development, marketing, business development, financing, and executive operations. Previously, Dr. Sheshbaradaran has held senior global marketing and business development executive positions in several leading pharmaceutical companies, including Global Director of Oncology Business Development at Roche and Global Director of Oncology, New Products Marketing at Pharmacia/Pfizer. He also has extensive small biotech experience, including holding positions such as Chief Business Officer at PsiOxus Therapeutics Ltd, Head of the US subsidiary of Zeneus Pharma Ltd. (acquired by Cephalon, Inc. in 2007), and co-founder and CEO of Niiki Pharma Inc (acquired by Intezyne Technologies in 2013). Dr. Sheshbaradaran has been involved in the development of several anti-cancer drugs, including Camptosar, Ellence, Emcyt, Sutent, and Vidaza. Dr. Sheshbaradaran holds a PhD in Virology (1985) from the Karolinska Institute, Stockholm.

Moira Ong

Moira Ong is a Chartered Professional Accountant with experience in accounting, financial reporting and consulting. From March 2010 through December 2012, Ms. Ong was the Vice President of Finance of Merus Labs International Inc., a specialty pharmaceutical company that acquired legacy branded drug portfolios. She implemented processes and controls and oversaw the financial reporting obligations of Merus Labs International Inc. as it progressed from a start-up to a fully operational entity and obtained its first public listing on the Canadian National Stock Exchange before its amalgamation with a NASDAQ/TSX listed entity. In addition to holding her Chartered Professional Accountant designation, Moira also holds a Chartered Financial Analyst designation and a Bachelor of Commerce degree from the University of British Columbia.

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2023:

Name and Positions Held	Compensation	Long-term Incentive Plan Awards	Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)(7)	$300,000	$223,154	$523,154
Hooshmand Sheshbaradaran, Chief Operating Officer(2)(7)	$333,914	$256,069	$589,983
Moira Ong, Chief Financial Officer(3)(7)	$264,000	$253,010	$517,010
Wolfgang Renz, Director, former Chief Medical Officer and former Regional Manager - Europe(4)	$18,000	$18,163	$36,163
Robert Metcalfe, Director(5)	$60,000	$44,297	$104,297
Anthony Pullen, Director(6)	$70,000	$49,438	$119,438

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020. He served as Chief Business Officer until December 31, 2019.
(2)

Hooshmand Sheshbaradaran served as Chief Operating Officer of our subsidiary, MedMelior, which was acquired August 31, 2020. Effective May 1, 2023, Dr. Sheshbaradaran was appointed Chief Operating Officer of the Company.

(3)	Moira Ong was appointed Chief Financial Officer on December 26, 2010.
(4)	Wolfgang Renz was appointed Director on February 5, 2015. Mr. Renz was Regional Manager – Europe and Chief Medical Officer until March 13, 2020.
(5)	Robert Metcalfe was appointed Director on January 21, 2020.
(6)	Anthony Pullen was appointed Director on May 7, 2020.
(7)	In April 2023, outstanding compensation to officers totaling approximately $470,000 was forgiven.

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

The following table sets forth equity compensation plans outstanding as at January 31, 2023:

Type	Outstanding
Share Purchase Options	6,270,000
Performance Stock Units	25,000

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

We do not have a compensation or corporate governance committee at the present time. Our Company is trading on the OTCQB as a foreign private issuer and as such it believes that it is not required to have such committees. We are also not required to have such committees in our home jurisdiction.

D. Employees

As at January 31, 2023, the Company had four (4) officers/employees.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at May 29, 2023
Ahmad Doroudian	8,164,967	(1)	7.51%
Hooshmand Sheshbaradaran	1,386,281		1.28%
Moira Ong	637,825		0.59%
Robert Metcalfe	30,000		0.03%
Ralph Anthony Pullen	3,000		0.00%
Wolfgang Renz	36,500		0.03%

(1)      Of these, 1,175,304 common stock are held by the spouse of Mr. Doroudian.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, three individuals beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at May 29, 2023 as follows:

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at May 29, 2023
Ahmad Doroudian	8,164,967	7.51%

The Company has approximately 327 shareholders of record at May 29, 2023, including 49 shareholders of record (15%) who are residents of the United States.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2023	$0.19	$0.14
October 31, 2022	$0.24	$0.13
July 31, 2022	$0.15	$0.08
April 30, 2022	$0.22	$0.12
January 31, 2022	$0.34	$0.19
October 31, 2021	$0.35	$0.25
July 31, 2021	$0.75	$0.23
April 30, 2021	$1.90	$0.60

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

Issued and Outstanding

As of May 29, 2023, 108,675,305 common shares were issued and outstanding.

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

Item 12. Description of Securities Other Than Equity Securities

Effective October 1, 2019, we adopted a long-term incentive plan. Under this plan, our Company may grant share purchase options, restricted stock units, performance stock units or deferred share units to our directors, officers, employees and consultants up to an amount as determined by our company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. The exercise price of the share purchase options will be determined by our Company and will be no less than market price on grant date.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2023 and determined that they were not effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2023 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2023, our Company determined that there were control deficiencies that constituted material weaknesses, as described below:

1.

Due to the limited size of our finance team, there is no opportunity to implement review controls to ensure that complex accounting transactions have been properly accounted for. To remediate the material weakness, our Company will continue to obtain necessary external assistance to ensure that the performance of complex accounting issues can be performed accurately and on a timely basis.

2.

Cut-off procedures were inadequate in ensuring that accounts payable and prepaid balances related to our research programs are recorded accurately. To remediate the material weakness, our Company will implement procedures to reconcile our estimates of progress of research projects with external research or manufacturing organizations.

Accordingly, our Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

As a result of the material weaknesses described above, management has concluded that our Company’s internal control over financial reporting was not effective as of January 31, 2023 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2023 pursuant to temporary rules of the Securities and Exchange Commission that permit our Company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2023, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Ahmad Doroudian, Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen. Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2023 and 2022 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2023 and for the fiscal year ended January 31, 2022 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2023 $	January 31, 2022 $
Audit Fees	236,000	133,336
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	10,000	Nil
Total	246,000	133,336

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2023, 2022 and 2021.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consolidated Financial Statements for the years ended January 31, 2023, 2022 and 2021*
99.2	Management’s Discussion and Analysis for the year ended January 31, 2023*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: May 29, 2023	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

