Form 20-F/A
period 2023-01-31
BetterLife Pharma Inc.
filed 2023-06-06
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES

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

☐ Yes      ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of BetterLife Pharma Inc. for the year ended January 31, 2023, originally filed with the Securities and Exchange Commission on May 31, 2023 (the “Original Filing”), being filed solely to include the XBRL files, which were omitted from the Original Filing.

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

BETTERLIFE PHARMA INC.

Date: June 6, 2023	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

