Form 20-F
period 2024-01-31
BetterLife Pharma Inc.
filed 2024-05-30
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUALREPORT PURSUANTTO SECTION 13 OR 15(d) OFTHE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2024

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

___________________________________________

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

117,079,397 common shares

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

☒ Yes     ☐No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes     ☐No

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

BetterLife has not earned any revenue and has an accumulated deficit of $115,075,713 as at January 31, 2024. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization (refer to “Risk Factors”). Management intends to continue to pursue additional financing through issuances of equity or debentures. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Ralph Anthony Pullen and Wolfgang Renz. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer; and Moira Ong serves as our Chief Financial Officer. See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

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

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2024	January 31, 2023	January 31, 2022
Revenue	$ nil	$ nil	$	nil
Operating expenses	(3,240,241)	$(9,460,653)		$(10,207,825)
Other income (expenses)	341,731	$87,881		$(1,784,683)
Income tax expense	Nil	nil		(166,666)
Net loss	(2,898,510)	$(9,372,772)		$(12,159,174)
Net loss per share, basic and fully diluted	$(0.03)	$(0.10)		$(0.16)
Weighted average number of shares outstanding – basic and diluted	109,285,957	86,560,760		75,469,531

Consolidated Balance Sheet Data	January 31, 2024	January 31, 2023	January 31, 2022
Operating cash	$37,384	$8,307	$173,513
Working capital deficiency	$(6,502,136)	$(7,072,600)	$(3,000,219)
Total assets	$324,746	$74,727	$1,161,363
Total long-term liabilities	$1,193,631	$460,870	$899,074
Deficit	$(7,695,767)	$(7,533,470)	$(3,880,858)
Number of shares outstanding	115,825,302	90,103,873	85,241,238

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2024, the exchange rage, as quoted by the Bank of Canada, was $1.3397 for each US dollar.

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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business.  Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in our audited consolidated financial statements should we no longer be able to continue as a going concern. Any such adjustments could be material.  As at January 31, 2024, we have not earned any revenue and have an accumulated deficit of $115,075,713. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization.  We intend to continue to pursue additional financing through issuances of equity.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern.

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

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence.  We experienced a net loss of $2,898,510 for the year ended January 31, 2024, compared to a net loss of $9,372,772 for the year ended January 31, 2023.  We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products.  If our products do not achieve market acceptance, we may never generate any revenue.  We also cannot assure you that we will be profitable even if we successfully commercialize our products.  If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

B. Overview

We are a biopharmaceutical company engaged in the development of patented pharmaceuticals.  Our company’s subsidiary, MedMelior Inc. (“MedMelior”) (acquired by way of amalgamation on August 31, 2020) has two products in its pipeline: MM-001 (a topical cream formulation of interferon-alpha 2b) and MM-003 (a patent pending proprietary interferon alpha-2b (“IFNa2b”) inhalation formulation).  Through our acquisition of the assets of Nutraneeds LLC (“Nutraneeds”) on December 18, 2020, we added two neuro-psychiatric products to our product portfolio: BETR-001 and BETR-002. BETR-001 is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders. BETR-002 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of treatment of anxiety related disorders, including benzodiazepine dependency.

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

On December 17, 2021, we signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”).  Pursuant to the sale of BetterLife Europe, BetterLife’s Solmic patents and Solmic AG, a subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser.

In December 2022, the Company formally ceased development of its AP-002 program.  AP-002 drug product was an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III) and was a potential candidate to treat cancers.

Platform Technologies

BETR-001

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic LSD derivative molecule that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations. There has been accumulating evidence that LSD may be effective in treating neuropsychiatric disorders such as depression and anxiety. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential.  Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. We plan to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.  BETR-001 is orally administered. Our intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. We have developed and use a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by our issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and we can move ahead with BETR-001 large scale synthesis without these restrictions.

2-bromo-LSD, the active ingredient in BETR-001, as synthesized by others, has been tested in human studies previously, mainly in healthy subjects. Most of these human studies were conducted at the end of the 1950’s and early 1960’s. The CMC (chemistry, manufacturing, controls) specifications of the 2-bromo-LSD in these studies is not known. Therefore, for purposes of US Food and Drug Administration (“FDA”) or other health regulatory authority purposes to start human clinical trials, BETR-001 is classified as a new molecular entity and is currently at the preclinical stage of development.

We are currently completing GMP manufacturing of BETR-001 oral capsules. Simultaneously, we have started and plan to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, we currently plan to conduct a randomized placebo controlled Phase 1A clinical trial in healthy volunteers, which will then be followed with a randomized placebo controlled Phase 1B-2 trial in patients with depression or anxiety disorders.

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

________________________

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

MM-001

MM-001 is a topical formulation of recombinant human interferon alpha-2b (“IFNa2b”) based on the patented Biphasix™ drug formulation technology. The Biphasix formulation allows stable cream formulation of IFNa2b and its delivery across the dermis/mucosa, with minimal systemic exposure. MM-001 is being developed as topical cream for local intravaginal use to treat HPV-induced Cervical Intraepithelial Neoplasia (“CIN”), the precursor to cervical neoplasia. Current treatments of advanced CIN are all based on invasive surgical procedures. MM-001 is being developed to be a non-invasive, self-administered treatment for CIN, with minimal side effects. Small human MM-001 Phase 1-2 trials have been completed. The IFNa2b used to manufacture the MM-001 in these previous Phase 1-2 trials were sourced from outside of our company. We intend to complete the development of our own patent pending recombinant human IFNa2b and use that in future development of MM-001.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2024		January 31, 2023		January 31, 2022
Revenue	$	nil	$	nil	$	nil
Operating expenses		(3,240,241)		(9,460,653)		(10,207,825)
Other income (expense):
Accretion expense on convertible debentures		(5,353)		(55,687)		(6,584)
Change in unrealized gains/losses on derivative liabilities		(137,764)		5,362		131,250
Financial guarantee expense		(34,050)		(23,917)		(1,224,522)
Gain on forgiveness of debts		469,129		nil		nil
Gain on sale of assets, net		nil		nil		191,699
Interest expense		(45,544)		(11,491)		(51,761)
(Loss) gain on debt modifications		nil		(197,205)		56,264
Other		(945)		18,136		26,933
Penalties expense		(33,742)		94,973		(344,492)
Settlements and legal provisions		130,000		257,710		(563,470)
Income tax expense		nil		nil		(166,666)
Net loss		$(2,898,510)		$(9,372,772)		$(12,159,174)

Net loss for the year ended January 31, 2024 decreased from the year ended January 31, 2023 due mainly to decreases in operating expenses, which are described below.  During fiscal 2024, we reported a gain on forgiveness of debts as our officers forgave approximately $469,000 of accrued compensation.   In addition, the Company did not report any loss on debt modifications during fiscal 2024.

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

Expenses

	YEAR ENDED
	January 31, 2024	January 31, 2023	January 31, 2022
Consulting fees	$399,810	3,529,884	1,045,539
Depreciation	nil	18,435	18,436
Foreign exchange loss	30,352	203,212	238,206
General and administrative	271,731	280,467	425,865
Professional fees	526,503	895,379	879,054
Promotion and marketing	nil	123,219	437,689
Research and development	570,947	2,677,286	5,420,634
Wages, salaries and employment expenses	1,440,898	1,732,771	1,742,402
Operating expenses	$3,240,241	$9,460,653	$10,207,825

Operating expenses decreased for the year ended January 31, 2024 as compared to the year ended January 31, 2023.  Although capital market activity rebounded towards the end of calendar 2023 due to hopes of reductions in central bank rates amid receding global inflation pressure, we continued our efforts in cost reductions and directed funds towards key program and working capital costs.  Consulting fees, professional fees and promotion and marketing expenses decreased.  Consulting fees in the prior periods included recording of the fair value of 3.5 million common shares issued by MedMelior to a third party for services rendered.  There were no such fees incurred in the current periods.  We focused our research and development efforts on key research studies for BETR-001, specifically in completing pre-clinical IND-enabling toxicology studies.  Wages, salaries and employment expenses also decreased from the prior comparative periods as vesting of stock options granted to our management by MedMelior in December 2021 was completed during the current period, which resulted in lower share-based payment expense included in wages, salaries and employment expenses.

Operating expenses decreased for the year ended January 31, 2023 as compared to the year ended January 31, 2022. With a challenging capital markets environment, we made efforts to reduce expenditures. Within our BETR-001 program, we completed pre-clinical pharmacology studies initiated in fiscal 2022, began some IND-enabling toxicology studies, completed scale-up development of manufacturing and initiated manufacturing of first GMP batch of BETR-001. Data from the preclinical pharmacology studies were published in a peer-reviewed journal article Lewis et al., March 28, 2023, Cell Reports 42. IND-enabling toxicology studies and GMP manufacturing of the first batch of drug substance are ongoing. Within our MM-003 program, we completed Phase 2 clinical trials with interferon alpha-2b in COVID-19 patients in Chile and did not pursue any other research activities. As a result, research and development costs decreased by approximately $2.7 million from the 2022 fiscal year. General and administrative expenses and promotion and marketing expenses also decreased due to our cost minimization efforts.

The decrease in operating expenses was offset by an increase in consulting fees.  During the year, MedMelior issued 3.5 million of its common shares, valued at approximately $3 million, to a third party for services provided, which contributed to an increase in consulting fees.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2024		January 31, 2023	January 31, 2022
Business licenses	$	nil	$1,905	$19,002
Conferences		6,716	2,381	25,201
Information technology		4,446	5,103	19,288
Insurance		nil	nil	11,492
Investor relations		96,000	96,000	50,440
Office		30,815	54,185	114,013
Press release		33,749	34,245	45,782
Public listing expense		64,482	60,679	78,993
Shareholder expense		9,761	nil	22,396
Telecommunications		nil	981	4,137
Travel, meals and entertainment		6,984	4,473	5,174
Website costs		18,778	20,515	29,946
		$271,731	$280,467	$425,865

General and administrative expenses for the years ended January 31, 2024 and 2023 decreased from the previous comparative year as we made efforts to reduce our expenditures.  With reduction in research activities, shipping costs within office expense have decreased.

During the year ended January 31, 2023, discretionary expenditures within conferences, information technology and website costs were reduced.  We also did not incur any insurance and shareholder expense in the fiscal 2023 year.

Decrease in general and administrative expenses during the year ended January 31, 2024 were offset by increases in conference costs, travel, meals and entertainment expenses and shareholder expense.  During fiscal 2024, we attended and presented at various meetings and conferences, including the 2023 Bloom Burton & Co. Healthcare Investor Conference held in Toronto, Canada in April 2023.  Shareholder expense increased as we held our annual general meeting in March 2023.

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure.  We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets.  To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  As of January 31, 2024, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures.  While we have incurred losses to date, with an accumulated deficit of $115,075,713 at January 31, 2024, we anticipate the success and eventual profitability from research, development and commercialization of our product portfolio. We also ensure that we have access to public capital markets.  However, there can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. Therefore, we are subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2024 and January 31, 2023:

	January 31, 2024	January 31, 2023
Current assets	$324,746	$74,727
Current liabilities	6,826,882	7,147,327
Working capital deficiency	$(6,502,136)	($7,072,600)

Working capital deficiency improved as compared to January 31, 2023.  In March 2023, we closed on private placements in which units, consisting of one common share and one share purchase warrant, were issued for gross proceeds of $1,857,143.  In July, August and December 2023, we closed on further private placements for gross proceeds of $715,000.  In December 2023, we issued $300,000 of convertible debentures.  In addition, amounts owing to officers of $469,129 were forgiven on April 30, 2023.

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2024, 2023 and 2022:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2024	January 31, 2023	January 31, 2022
Operating activities	$(2,472,410)	$(1,503,512)	$(11,202,820)
Investing activities	nil	nil	nil
Financing activities	2,501,543	$1,335,889	11,233,521
Effect of foreign exchange rate changes on cash	(56)	2,417	(11,910)
Increase (decrease) in cash for the period	$29,077	$(165,206)	$18,791

Cash used in operating activities increased from the year ended January 31, 2023 to the year ended January 31, 2024.  This is primarily due to the increase in cash received from financing activities in fiscal 2024, which allowed us to fund our programs and working capital.  We received $2,201,543 in net proceeds from issuances of units and $300,000 from convertible debentures.

Cash used in operating activities and cash from financing activities for the year ended January 31, 2023 decreased as compared to fiscal 2022.  Rising inflation, interest rates and monetary tightening drove down capital markets globally during our fiscal 2023 year end.  As a result, we, along with MedMelior, secured approximately $833,000 of net equity financing compared to over $11 million in fiscal 2022.  Cash from financing activities in fiscal 2023 also included subscriptions received by us and MedMelior of approximately $503,000.

Commitments and Contingencies

In November 2019, our former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that we not issue further common shares.  In December 2023, this claim was settled for $120,000 to be paid in 12 equal monthly instalments beginning January 1, 2024.  A gain on settlement of $130,000 has been recognized and recorded under “Settlements and legal provisions, net” on the consolidated statements of loss and other comprehensive loss for the year ended January 31, 2024.

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and BetterLife, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and us to jointly pay the full amount of the Lease on the first day of each month.  In May 2021, a judgement for a safeguard order was issued ordering Pivot and us to provide post-dated cheques for monthly lease payments for the months of June through November 2021.  In June 2021, a judgement granted Pivot and BetterLife until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed.   Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease.  On October 11, 2023, the trial on merits of Olymbec’s claim was scheduled for December 16, 2024. On October 25, 2023, Olymbec terminated the Lease.  An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec.  Such bankruptcy proceedings are ongoing and we are aware that Olymbec may be claiming amounts in the Pivot Bankruptcy proceedings for rental arrears, administrative fees, termination penalty and damages of up to $1.1 million.

We are a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which we recorded a financial guarantee liability of $1,141,262 (January 31, 2022 - $1,107,212) based on our best estimate of potential future loss.

In October 2021, we filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec.  Pivot is the lessee of the Lease and had not met its Lease liabilities upon which we, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (discussed above). In March 2022, we signed a settlement agreement with Pivot pursuant to which Pivot would make a lump sum payment of $300,000 to us as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022.  During the year ended January 31, 2023, $300,000 of settlement income was recorded in settlements, net on the consolidated statements of loss and other comprehensive loss. On June 13, 2022, we withdrew the Application.

BetterLife and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with BetterLife. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by us to be in excess of US$2 million and US$10 million, respectively. During March 2022, we filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction.  On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety.  On April 29, 2022, in response to our then-pending motion to dismiss, the former director filed a separate, parallel action, naming BetterLife and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action.  On March 3, 2023, we filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction.  On November 27, 2023, the Federal Court dismissed the claims in their entirety.  With dismissals by both the State and Federal Courts, the former director’s claims against BetterLife and MedMelior are no longer pending in the United States.

In January 2022, a statement of claim was filed against us by a third party for breach of a marketing contract.  In March 2023, this claim was settled for $30,000.

In March 2022, MedMelior filed a notice of civil claim against its former pre-Amalgamation directors in the Supreme Court of British Columbia for breach of fiduciary and statutory duties and breach of contract.  Relief sought include general and special damages.

At January 31, 2024, certain of our research and development programs, with a total contracted amount of $5.58 million, were in progress of which we have paid $3.77 million and a further $1.81 million remains to be paid in future periods.

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

Name and Positions Held (Age)	Experience and Principal Business Activities
Ahmad Doroudian (63)	Chief Executive Officer & Director of the Company since 2020
Robert Metcalfe (84)	Director of the Company since 2020
Anthony Pullen (79)	Director of the Company since 2020
Wolfgang Renz (54)	Director of the Company since 2015
Hooshmand Sheshbaradaran (67)	Chief Operating Officer of the Company since 2020
Moira Ong (49)	Chief Financial Officer of the Company since 2010

Ahmad Doroudian

Ahmad Doroudian is an accomplished executive with experience in management and development of private and publicly traded pharmaceutical companies.  Dr. Doroudian has served as the Company’s Chief Executive Officer since January 2020.  In 2016, Dr. Doroudian founded a pharmaceutical research and development company, MedMelior Inc., which was amalgamated with the Company in 2020.  From 2009 to February 2014, he was the founder, Chief Executive Officer and Director of Merus Labs Inc., a publicly listed specialty pharmaceutical company (MSL: TSX and MSLI: NASDAQ) engaged in licensing and acquisition of legacy brands and innovative near-market products. From 2003 to 2009, he was involved in early-stage financing of private and publicly listed companies. From 1994 to 2002, Dr. Doroudian was the founder and Chief Executive Officer of PanGeo (Pharmex Industries) where he assembled a team that completed over $100 million in debt and equity and guided numerous acquisitions and licensing transactions. From 1990 to 1996, he was manager of operations at Novapharm (Teva), in charge of management of manufacturing, supply chain and process development facilities in Vancouver, British Columbia. Dr. Doroudian holds an M.Sc. in Pharmaceutics and a PhD in Biopharmaceutics (pharmacokinetics and drug metabolism) from the University of British Columbia.

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

Ralph Anthony Pullen

Ralph Anthony Pullen has been an active participant in the Canadian capital markets for over 50 years. During that time, Mr. Pullen has filled most roles in the institutional equity markets, including sales, investment research, market strategist and investment banker. He has been a leading force in the healthcare and biotechnology industry sectors since the mid-eighties, beginning when these industries began to emerge in Canada. He was instrumental in the creation and initial funding of MDS Capital Corp., which became Canada’s largest venture capital fund dedicated to life sciences. Mr. Pullen served as a board member from 1988, up to its transition to become Lumira Ventures in 2009, and then on to 2017, a 29-year span.  Mr. Pullen remains active in the healthcare sector as an advisor from 2019 to date. From 2013 to 2019, Mr. Pullen was an investment banker in the healthcare and biotechnology industries with Dominick Capital Corp. and from 2006 to 2011, a partner at Paradigm Capital Inc. with corporate finance responsibility for the healthcare and biotech sector. Prior to that, Mr. Pullen was Vice Chairman at both Yorkton Securities Inc. and Loewen, Ondaatje McCutcheon.  In all those roles, Mr. Pullen has led and advised on millions of dollars of fund-raising efforts in the life sciences sector.  Mr. Pullen obtained his Bachelor of Arts in Economics from York University in 1969.

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

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2024:

Name and Positions Held	Compensation	Long-term Incentive Plan Awards	Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)(7)	$300,000	$139,809	$439,809
Hooshmand Sheshbaradaran, Chief Operating Officer(2)(7)	$364,370	$186,421	$550,791
Moira Ong, Chief Financial Officer(3)(7)	$264,000	$105,112	$369,112
Wolfgang Renz, Director(4)	$18,000	$9,334	$27,334
Robert Metcalfe, Director(5)	$51,452	$12,364	$63,816
Anthony Pullen, Director(6)	$61,452	$12,909	$74,361

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020. He served as Chief Business Officer until December 31, 2019.
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
(7)

In April 2023, outstanding compensation to Dr. Doroudian, Dr. Sheshbaradaran and Ms. Ong totaling approximately $470,000 was forgiven. In April 2024, outstanding advisory fees to Mr. Metcalfe and Mr. Pullen totaling $107,904 were forgiven.

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

The following table sets forth equity compensation plans outstanding as at January 31, 2024:

Type	Outstanding
Share Purchase Options	10,215,000
Performance Stock Units	25,000

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

D. Employees

As at January 31, 2024, the Company had four (4) officers/employees.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at May 29, 2024
Ahmad Doroudian	11,500,461	(1)	9.82%
Hooshmand Sheshbaradaran	1,386,281		1.18%
Moira Ong	637,825		0.54%
Robert Metcalfe	30,000		0.03%
Ralph Anthony Pullen	3,000		0.00%
Wolfgang Renz	36,500		0.03%

(1)	Of these, 1,143,750 common stock are held by the spouse of Dr. Doroudian and 987,148 common stock are held by a company controlled by Dr. Doroudian.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, three individuals beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at May 29, 2024 as follows:

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at May 29, 2023
Ahmad Doroudian	11,500,461	9.82%
Steven Sangha	17,550,549	15.00%

The Company has approximately 321 shareholders of record at May 29, 2024, including 50 shareholders of record (15.6%) who are residents of the United States.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2024	$0.12	$0.05
October 31, 2023	$0.09	$0.06
July 31, 2023	$0.09	$0.07
April 30, 2023	$0.16	$0.06
January 31, 2023	$0.19	$0.14
October 31, 2022	$0.24	$0.13
July 31, 2022	$0.15	$0.08
April 30, 2022	$0.22	$0.12

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

Issued and Outstanding

As of May 29, 2024, 117,079,397 common shares were issued and outstanding.

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

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2024 and determined that they were not effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2024 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2024, our Company determined that there were control deficiencies that constituted a material weakness, as described below:

1.

Due to the size of our finance team and current operations of the Company, there is limited opportunity to implement review controls to ensure that complex accounting transactions have been properly accounted for.  To remediate the material weakness, our Company will continue to obtain necessary external assistance to ensure that the performance of complex accounting issues can be performed accurately and on a timely basis.

Accordingly, our Company concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company’s internal controls.

As a result of the material weakness described above, management has concluded that our Company’s internal control over financial reporting was not effective as of January 31, 2024 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2024 pursuant to temporary rules of the Securities and Exchange Commission that permit our Company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2024, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Ahmad Doroudian, Dr. Wolfgang Renz, Mr. Robert Metcalfe and Mr. Anthony Pullen.   Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2024, 2023 and 2022 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2024 and for the fiscal year ended January 31, 2023 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2024 $	January 31, 2023 $
Audit Fees	137,306	236,000
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	10,000
Total	137,306	246,000

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2024, 2023 and 2022.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consolidated Financial Statements for the years ended January 31, 2024, 2023 and 2022*
99.2	Management’s Discussion and Analysis for the year ended January 31, 2024*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: May 29, 2024	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

