Form 20-F
period 2025-01-31
BetterLife Pharma Inc.
filed 2025-06-02
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2025

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

145,494,883 common shares

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

BetterLife has not earned any revenue and has an accumulated deficit of $118,596,001 as at January 31, 2025.  Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization (refer to “Risk Factors”).  Management intends to continue to pursue additional financing through issuances of equity or debentures.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Robert Metcalfe, Ralph Anthony Pullen, Wolfgang Renz and Steven Sangha. In addition, Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer; and Moira Ong serves as our Chief Financial Officer.  See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

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

The financial information is presented on the basis of International Financial Reporting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2025		January 31, 2024		January 31, 2023
Revenue	$	nil	$	nil	$	nil
Operating expenses		(5,000,113)		(3,240,241)		$(9,460,653)
Other income		1,378,229		341,731		$87,881
Net loss		(3,621,884)		(2,898,510)		$(9,372,772)
Net loss per share, basic and fully diluted		$(0.03)		$(0.03)		$(0.10)
Weighted average number of shares outstanding – basic and diluted		123,865,739		109,285,957		86,560,760

Consolidated Balance Sheet Data	January 31, 2025	January 31, 2024	January 31, 2023
Cash	$8,180	$37,384	$8,307
Working capital deficiency	(7,313,034)	$(7,022,402)	$(7,072,600)
Total assets	224,963	$324,746	$74,727
Total long-term liabilities	49,115	$673,365	$460,870
Deficit	(7,362,149)	$(7,695,767)	$(7,533,470)
Number of shares outstanding	129,573,385	115,825,302	90,103,873

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified.  As at January 31, 2025, the exchange rage, as quoted by the Bank of Canada, was $1.4484 for each US dollar.

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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business.  Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in our audited consolidated financial statements should we no longer be able to continue as a going concern. Any such adjustments could be material.  As at January 31, 2025, we have not earned any revenue and have an accumulated deficit of $118,596,001. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization.  We intend to continue to pursue additional financing through issuances of equity.  There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern.

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

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence.  We experienced a net loss of $3,621,884 for the year ended January 31, 2025, compared to a net loss of $2,898,510 for the year ended January 31, 2024.  We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products.  If our products do not achieve market acceptance, we may never generate any revenue.  We also cannot assure you that we will be profitable even if we successfully commercialize our products.  If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

B. Overview

We are a biopharmaceutical company engaged in the development of patented pharmaceuticals. We have two neuro-psychiatric products to our product portfolio: BETR-001 and BETR-002. BETR-001 is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders. BETR-002 is novel formulation of a derivative of dihydrohonokiol, a known anti-anxiety compound, with potential for treatment of treatment of anxiety related disorders, including benzodiazepine dependency. Our company’s subsidiary, MedMelior Inc., has two products in its pipeline: MM-001 (a topical cream formulation of interferon-alpha 2b) and MM-003 (a patent pending proprietary interferon alpha-2b (“IFNa2b”) inhalation formulation).

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

In December 2022, the Company formally ceased development of its AP-002 program.  AP-002 drug product was an organo-gallium complex whose drug substance is tris (8-quinolinolato) gallium(III) and was a potential candidate to treat cancers

Platform Technologies

BETR-001

BETR-001’s active chemical is 2-bromo-lysergic acid diethylamide (“2-bromo-LSD”). BETR-001 is a non-hallucinogenic neuroplastogen that is believed to mimic the projected therapeutic potential of LSD without the burden of its hallucinogenic effects. Human clinical trials were conducted several decades ago with 2-bromo-LSD synthesized from LSD. These trials showed that 2-bromo-LSD did not cause hallucinations. There has been accumulating evidence that LSD may be effective in treating neuropsychiatric disorders such as depression and anxiety. LSD’s hallucinogenic properties are believed to arise from its pharmacological effects on the serotonin 5HT2A receptor. The 2-bromo modification on the LSD structure is proposed to alter the pharmacological effect of the compound on the 5HT2A receptor, and lead to 2-bromo-LSD’s non-hallucinogenic properties compared to LSD, while maintaining its therapeutic potential.  Previously, 2-bromo-LSD has been tested in studies in humans, mainly in healthy subjects. Most of these studies were conducted in the 1950s. In 2010, a case series study in cluster headaches was reported showing that treatment with 2-bromo-LSD was effective against cluster headaches. We plan to develop BETR-001 to treat mental health disorders including but not limited to major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.  BETR-001 is orally administered. Our intended goal is to develop BETR-001 as a patient self-administered medication prescribed by a psychiatrist. In terms of regulations, 2-bromo-LSD per se is not usually classified as a controlled substance, but if its synthesis uses LSD as starting material, the synthesis falls under Schedule 1 controlled substance regulations. We have developed and use a manufacturing process pathway that does not use LSD as starting material to make 2-bromo-LSD, a manufacturing process that is protected by our issued and provisional patents. This manufacturing is therefore not subject to Schedule 1 controlled substance restrictions, and we can move ahead with BETR-001 large scale synthesis without these restrictions.

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

MM-003

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled "Interferon-a2b Treatment for COVID-19", indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. We have developed our own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of respiratory viral infections, such as but not limited to COVID-19.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2025	January 31, 2024	January 31, 2023
Revenue	$ nil	$ nil	$ nil
Operating expenses	(5,000,113)	(3,240,241)	(9,460,653)
Other income (expense):
Accretion expense on convertible debentures	(154,387)	(5,353)	(55,687)
Change in unrealized gains/losses on derivative liabilities	(33,436)	(137,764)	5,362
Financial guarantee recovery (expense)	758,834	(34,050)	(23,917)
Gain on forgiveness/extinguishment of debts	110,219	469,129	nil
Interest expense	(165,087)	(45,544)	(11,491)
Loss gain on debt modifications	nil	nil	(197,205)
Other	9	(945)	18,136
Penalties recovery (expense)	305,437	(33,742)	94,973
Settlements and legal provisions, net	556,640	130,000	257,710
Net loss	$(3,621,884)	$(2,898,510)	$(9,372,772)

Net loss for the year ended January 31, 2025 increased from the year ended January 31, 2024.  Operating  expenses increased due primarily to an increase in share-based payment expense, as described below.  Accretion and interest expense increased due to convertible debentures we issued from December 2023 through April 2024 for net proceeds of $1.2 million.  The following items offset the increase in net loss in fiscal 2025.  Approximately $759,000 was recorded as a financial guarantee recovery to reflect financial guarantee liability at the amount issued as judgement against us by the Superior Court of Quebec (discussed below under “Commitments and Contingencies”).  The amount issued as judgement was lower than what we had previously estimated.  In addition, we recorded a gain from legal claim of approximately $557,000 pursuant to the conclusion of claims against the Company and MedMelior Inc. (“MedMelior”), subsidiary of the Company, in the State and Federal Courts (defined and discussed below under “Commitments and Contingencies”).

Net loss for the year ended January 31, 2024 decreased from the year ended January 31, 2023 due mainly to decreases in operating expenses, which are described below.  During fiscal 2024, we reported a gain on forgiveness of debts as officers forgave approximately $469,000 of accrued compensation.  In addition, we did not report any loss on debt modifications during fiscal 2024.

Expenses

	YEAR ENDED
	January 31, 2025	January 31, 2024	January 31, 2023
Consulting fees	$1,122,455	$399,810	$3,529,884
Depreciation	nil	nil	18,435
Foreign exchange loss	275,182	30,352	203,212
General and administrative	260,500	271,731	280,467
Professional fees	499,307	526,503	895,379
Promotion and marketing	nil	nil	123,219
Research and development	424,337	570,947	2,677,286
Wages, salaries and employment expenses	2,418,332	1,440,898	1,732,771
Operating expenses	$5,000,113	$3,240,241	$9,460,653

Operating expenses increased for the year ended January 31, 2025 as compared to the year ended January 31, 2024.  Consulting fees and wages, salaries and employment expenses included approximately $639,000 and $1.41 million of share-based payment expense, respectively, related to 2.15 million of stock options and 6 million of performance stock units granted by the Company and 2.2 million of stock options granted by MedMelior.  Capital markets continued to be challenging during fiscal 2025 for financings and, due to cash constraints experienced by the Company, it granted non-cash awards to key personnel and consultants to ensure retention of its human resources.  Other areas of operating expenses, such as general and administrative expenses, professional fees and research and development expenses, decreased as we continued to minimize expenditures.  Foreign exchange loss increased due to weakening of the Canadian dollar during the year ended January 31, 2025.

Operating expenses decreased for the year ended January 31, 2024 as compared to the year ended January 31, 2023.  Although capital market activity rebounded towards the end of calendar 2023 due to hopes of reductions in central bank rates amid receding global inflation pressure, we continued our efforts in cost reductions and directed funds towards key program and working capital costs.  Consulting fees, professional fees and promotion and marketing expenses decreased.  Consulting fees in the prior periods included recording of the fair value of 3.5 million common shares issued by MedMelior to a third party for services rendered.  There were no such fees incurred in the current periods.  We focused our research and development efforts on key research studies for BETR-001, specifically in completing pre-clinical IND-enabling toxicology studies.  Wages, salaries and employment expenses also decreased from the prior comparative periods as vesting of stock options granted to management by MedMelior in December 2021 was completed during the current period, which resulted in lower share-based payment expense included in wages, salaries and employment expenses.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2025	January 31, 2024	January 31, 2023
Business licenses	$654	$ nil	$1,905
Conferences	2,690	6,716	2,381
Information technology	2,224	4,446	5,103
Investor relations	96,000	96,000	96,000
Office	26,278	30,815	54,185
Press release	28,258	33,749	34,245
Public listing expense	57,354	64,482	60,679
Shareholder expense	11,736	9,761	nil
Telecommunications	2,159	nil	981
Travel, meals and entertainment	15,257	6,984	4,473
Website costs	17,890	18,778	20,515
	$260,500	$271,731	$280,467

General and administrative expenses decreased from the year ended January 31, 2023 through the year ended January 31, 2025 as we continued to make efforts at reducing expenditures.  During the year ended January 31, 2025, we reduced the number of paid conferences we attended but incurred higher travel, meals and entertainment expenses as we focused on meetings with targeted potential investor groups and strategic partnerships.

During the year ended January 31, 2024, with reduction in research activities, shipping costs within office expense have decreased. Decreases were offset by increases in conference costs, travel, meals and entertainment expenses and shareholder expense.  During fiscal 2024, we attended and presented at various meetings and conferences, including the 2023 Bloom Burton & Co. Healthcare Investor Conference held in Toronto, Canada in April 2023.  Shareholder expense increased as we held our annual general meeting in March 2023.

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure.  We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets.  To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash.  As of January 31, 2024, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures.  While we have incurred losses to date, with an accumulated deficit of $118,596,001 at January 31, 2025, we anticipate the success and eventual profitability from research, development and commercialization of our product portfolio. We also ensure that we have access to public capital markets.  However, there can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. Therefore, we are subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents the Company’s working capital as at January 31, 2025 and 2024:

	January 31, 2025	January 31, 2024
Current assets	$224,963	$324,746
Current liabilities	7,537,997	7,347,148
Working capital deficiency	$(7,313,034)	$(7,022,402)

Working capital deficiency increased as compared to January 31, 2024. During the year ended January 31, 2025, we issued convertible debentures for net proceeds of $1.2 million compared to $300,000 in the prior year.  These convertible debentures are classified as current liabilities due to the adoption of amendments to IAS 1 (Presentation of Financial Statements), which negatively impacted working capital.  Working capital deficiency was reduced from the issuance of common shares and share purchase warrants for proceeds of $705,000 during fiscal 2025. Also during the current period, accrued advisory fees of $107,904 were forgiven by certain of our directors and accrued compensation of $284,000 for certain officers were settled through the issuance of 1,893,333 common shares of MedMelior.

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

Statements of Cash Flows

The following table presents the Company’s cash flows for the years ended January 31, 2025, 2024 and 2023:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2025	January 31, 2024	January 31, 2023
Operating activities	$(2,021,752)	$(2,472,410)	$(1,503,512)
Investing activities	nil	nil	nil
Financing activities	1,992,540	2,501,543	1,335,889
Effect of foreign exchange rate changes on cash	8	(56)	2,417
Increase (decrease) in cash for the period	$(29,204)	$29,077	$(165,206)

During the year ended January 31, 2025, financing activities resulted in the issuance of convertible debentures for net proceeds of $1.2 million and common shares and share purchase warrants for proceeds of $705,000.  Cash used in operating activities decreased from the prior fiscal year as cash flow from financing activities decreased.

Cash used in operating activities increased from the year ended January 31, 2023 to the year ended January 31, 2024.  This is primarily due to the increase in cash received from financing activities in fiscal 2024, which allowed us to fund our programs and working capital.  We received $2,201,543 in net proceeds from issuances of units and $300,000 from convertible debentures.

Commitments and Contingencies

In November 2019, our former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment.  The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his share purchase options until the original expiry dates, issuance of 600,000 share purchase options and an order that we not issue further common shares.  In December 2023, this claim was settled for $120,000, which was paid in 12 equal monthly instalments from January 1, 2024 to December 1, 2024.

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month.  In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021.  In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease.  An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering us to pay Olymbec $367,428, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages.  On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia. We intend to settle the judgment under terms agreeable by both parties.

The Company is a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $382,428 (January 31, 2024 - $1,141,262).

In October 2021, we filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec.  Pivot is the lessee of the Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec. In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022 (the “Transaction”), which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022.  During the year ended January 31, 2023, $300,000 of settlement income was recorded in settlements, net on the consolidated statements of loss and comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, we filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction.  On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety.  On April 29, 2022, in response to our then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action.  On March 3, 2023, we filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction.  On November 27, 2023, the Federal Court dismissed the claims in their entirety, following which the former director noticed a federal appeal.  In November 2024, the former director allowed the time to perfect the federal appeal to lapse.  With dismissals by both the State and Federal Courts and the lapse in appeal, the former director’s claims are concluded without any payment or penalties against the Company and MedMelior.  During the year ended January 31, 2025, the Company recorded $556,640 as a gain from the legal claim within “Settlement and legal provisions, net” in the consolidated statements of loss and comprehensive loss.

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

At January 31, 2025, certain of our research and development programs, with a total contracted amount of $2.19 million, were in progress of which we have paid $1.72 million and a further $0.47 million remains to be paid in future periods.

At January 31, 2025, there may be a contingent liability related to potential interest or penalties that vendors may charge on the Company’s aged accounts payables.  Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

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

Name and Positions Held (Age)	Experience and Principal Business Activities
Ahmad Doroudian (64)	Chief Executive Officer & Director of the Company since	2020
Robert Metcalfe (85)	Director of the Company since	2020
Anthony Pullen (80)	Director of the Company since	2020
Wolfgang Renz (55)	Director of the Company since	2015
Steven Sangha (55)	Director of the Company since	2025
Hooshmand Sheshbaradaran (68)	Chief Operating Officer of the Company since	2020
Moira Ong (50)	Chief Financial Officer of the Company since	2010

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

Steven Sangha

Steven Sangha has more than 25 years of experience in investment banking, business development, and asset management. His extensive experience with public company governance and compliance and finance led him to successfully run a private fund family office. Dr. Sangha’s interest in the biotechnology and mining industries has allowed positive growth for early-stage companies with his consummate efforts in assessment, development, and financial support. He holds a doctorate of dental surgery (DDS) from the University of Western Ontario in London, Ontario, and a bachelor of pharmaceutical science (BscPharm) from the University of British Columbia in Vancouver, British Columbia.

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

Moira Ong

Moira Ong is a Chartered Professional Accountant with experience in accounting, financial reporting and consulting. From March 2010 through December 2012, Ms. Ong was the Vice President of Finance of Merus Labs International Inc., a specialty pharmaceutical company that acquired legacy branded drug portfolios.  She implemented processes and controls and oversaw the financial reporting obligations of Merus Labs International Inc. as it progressed from a start-up to a fully operational entity and obtained its first public listing on the Canadian National Stock Exchange before its amalgamation with a NASDAQ/TSX listed entity.  In addition to holding her Chartered Professional Accountant designation, Ms. Ong also holds a Chartered Financial Analyst designation and a Bachelor of Commerce degree from the University of British Columbia.

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2025:

Name and Positions Held	Compensation	Long-term Incentive Plan Awards	Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)(7)	$300,000	$383,401	$683,401
Hooshmand Sheshbaradaran, Chief Operating Officer(2)(7)	$372,062	$646,033	$1,018,095
Moira Ong, Chief Financial Officer(3)(7)	$264,000	$375,314	$639,314
Wolfgang Renz, Director(4)(8)	$18,000	$91,543	$109,543
Robert Metcalfe, Director(5)(8)	$30,000	$91,543	$121,543
Anthony Pullen, Director(6)(8)	$40,000	$91,543	$131,543

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020. He served as Chief Business Officer until December 31, 2019.
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
(7)

In July 2024, outstanding compensation for Dr. Doroudian and Ms. Ong totaling $284,000 were settled through the issuance of 1,893,333 common shares of MedMelior. As at January 31, 2025, outstanding compensation for Dr. Doroudian, Dr. Sheshbaradaran and Ms. Ong totaled approximately $1.094 million. In April 2025, outstanding compensation, accrued expenses and accrued interest to Dr. Doroudian, Dr. Sheshbaradaran and Ms. Ong totaling approximately $851,000 were settled with the issuance of 8,506,372 common shares.

(8)

In April 2024, outstanding advisory fees to Mr. Metcalfe and Mr. Pullen totaling $107,904 were forgiven. As at January 31, 2025, outstanding compensation for Dr. Renz, Mr. Metcalfe and Mr. Pullen totaled approximately $201,000. In April 2025, outstanding fees to Dr. Renz, Mr. Metcalfe and Mr. Pullen totaling approximately $180,200 was settled with the issuance of 1,801,667 common shares.

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

The following table sets forth equity compensation plans outstanding as at January 31, 2025:

Type	Outstanding
Share Purchase Options	12,345,000
Performance Stock Units	6,025,000

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

D. Employees

As at January 31, 2025, the Company had four (4) officers/employees.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at May 29, 2025
Ahmad Doroudian	16,250,461	(1)	11.17%
Hooshmand Sheshbaradaran	6,892,653		4.74%
Moira Ong	1,637,825		1.13%
Robert Metcalfe	855,000		0.59%
Ralph Anthony Pullen	434,667		0.30%
Wolfgang Renz	581,500		0.40%
Steven Sangha	20,740,756		14.26%

(1) Of these, 1,143,750 common stock are held by the spouse of Dr. Doroudian and 987,148 common stock are held by a company controlled by Dr. Doroudian.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, three individuals beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at May 29, 2025 as follows:

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at May 29, 2025
Ahmad Doroudian	16,250,461	11.17%
Steven Sangha	20,740,756	14.26%

The Company has approximately 325 shareholders of record at May 29, 2025, including 50 shareholders of record (15.4%) who are residents of the United States.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2025	$0.18	$0.10
October 31, 2024	$0.20	$0.09
July 31, 2024	$0.19	$0.11
April 30, 2024	$0.16	$0.08
January 31, 2024	$0.12	$0.05
October 31, 2023	$0.09	$0.06
July 31, 2023	$0.09	$0.07
April 30, 2023	$0.16	$0.06

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

Issued and Outstanding

As of May 29, 2025, 145,494,883 common shares were issued and outstanding.

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

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2025 and determined that they were not effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2025 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2025, our Company determined that there were control deficiencies that constituted a material weakness, as described below:

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

As a result of the material weakness described above, management has concluded that our Company’s internal control over financial reporting was not effective as of January 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2025 pursuant to temporary rules of the Securities and Exchange Commission that permit our Company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2025, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that none of our the members of our audit committee qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.  Mr. Robert Metcalfe, Mr. Anthony Pullen, Dr. Wolfgang Renz and Dr. Steven Sangha are "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Our Company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Ahmad Doroudian, Mr. Robert Metcalfe, Mr. Anthony Pullen, Dr. Wolfgang Renz and Dr. Steven Sangha.   Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2025, 2024 and 2023 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2025 and for the fiscal year ended January 31, 2024 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2025 $	January 31, 2024 $
Audit Fees	120,322	137,306
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	120,322	137,306

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2025, 2024 and 2023.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consolidated Financial Statements for the years ended January 31, 2025 and 2024*
99.2	Management’s Discussion and Analysis for the year ended January 31, 2025*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: May 29, 2025	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer

