Form 20-F
period 2026-01-31
BetterLife Pharma Inc.
filed 2026-06-01
CIK 1464165

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUALREPORT PURSUANTTO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2026

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

__________________________________________

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

151,896,675 common shares

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

Our registered office is located at c/o Lindsay Kenney LLP, 1500 – 401 West Georgia Street, Vancouver, B.C., Canada, V6B 5A1.

BetterLife has not earned any revenue and has an accumulated deficit of $120,091,493 as at January 31, 2026. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization (refer to “Risk Factors”). Management intends to continue to pursue additional financing through issuances of equity or debentures. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubts on our ability to continue as a going concern.

Item 1. Identity of Directors, Senior Management and Advisors

The directors of the Company are Ahmad Doroudian, Doug Drysdale, Ralph Anthony Pullen and Steven Sangha. In addition, Doug Drysdale serves as our Chairman; Ahmad Doroudian serves as our Chief Executive Officer; Hooshmand Sheshbaradaran serves as Chief Operating Officer; and Moira Ong serves as our Chief Financial Officer. See Item 6 for further information. The business address for all directors and senior management is: 1275 West 6th Avenue, #300, Vancouver, British Columbia, Canada V6H 1A6.

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

The financial information is presented on the basis of IFRS® Accounting Standards.

Selected Consolidated Financial and Operating Data

Operating Data	January 31, 2026		January 31, 2025		January 31, 2024
Revenue	$	nil	$	nil	$	nil
Operating expenses		(1,607,739)		(5,000,113)		(3,240,241)
Other income		94,821		1,378,229		341,731
Net loss		(1,512,918)		(3,621,884)		(2,898,510)
Net loss per share, basic and fully diluted		$(0.01)		$(0.03)		$(0.03)
Weighted average number of shares outstanding – basic and diluted		145,880,325		123,865,739		109,285,957

Consolidated Balance Sheet Data	January 31, 2026	January 31, 2025	January 31, 2024
Cash	$12,570	$8,180	$37,384
Working capital deficiency	(6,459,206)	(7,313,034)	$(7,022,402)
Total assets	219,903	224,963	$324,746
Total long-term liabilities	27,174	49,115	$673,365
Deficit	(6,486,380)	(7,362,149)	$(7,695,767)
Number of shares outstanding	151,896,675	129,573,385	115,825,302

Exchange Rates

In this FORM 20-F, references to “dollars”, “$” are to Canadian dollars, unless otherwise specified. As at January 31, 2026, the exchange rage, as quoted by the Bank of Canada, was $1.3562 for each US dollar.

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

Our financial statements have been prepared on the going concern basis, which assumes that we will be able to realize our assets and discharge our liabilities in the normal course of business. Accordingly, no adjustments to the carrying value of the assets and liabilities have been made in our audited consolidated financial statements should we no longer be able to continue as a going concern. Any such adjustments could be material. As at January 31, 2026, we have not earned any revenue and have an accumulated deficit of $120,091,493. Our continued operations are dependent on our ability to generate future cash flows through additional financing or commercialization. We intend to continue to pursue additional financing through issuances of equity. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to us. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on our ability to continue as a going concern.

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

We have not generated any revenue since our inception on June 10, 2002 and we have incurred operating and net losses in each year of our existence. We experienced a net loss of $1,512,918 for the year ended January 31, 2026, compared to a net loss of $3,621,884 for the year ended January 31, 2025. We expect to incur substantial and increasing losses for the foreseeable future as we research, develop and commercialize our products. If our products do not achieve market acceptance, we may never generate any revenue. We also cannot assure you that we will be profitable even if we successfully commercialize our products. If we fail to generate sufficient revenues to operate profitability, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

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

Our registered office is located at c/o Lindsay Kenney LLP, 1500 – 401 West Georgia Street, Vancouver, B.C., Canada, V6B 5A1.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our website address is http://www.abetterlifepharma.com.

B. Overview

We are a biopharmaceutical company engaged in the development of patented pharmaceuticals. BETR-001 is a non-hallucinogenic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders. Our company’s subsidiary, MedMelior Inc. (“MedMelior”), has two products in its pipeline: MM-001 (a topical cream formulation of interferon-alpha 2b) and MM-003 (a patent pending proprietary interferon alpha-2b (“IFNa2b”) inhalation formulation).

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

We are currently completing GMP manufacturing of BETR-001 oral capsules. Simultaneously, we have started and plan to complete all the necessary preclinical and investigational new drug (“IND”) enabling toxicology studies. Upon clearance of the IND, we currently plan to conduct a randomized placebo controlled Phase 1A clinical trial in healthy volunteers, which will then be followed with a Phase 1B trial in patients with headache disorders.

-14

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

MM-003

MM-003 is a patent pending proprietary recombinant human interferon alpha-2b (“IFNa2b”) inhalation formulation. IFNa2b is a known broad acting anti-viral protein that is normally naturally synthesized by the body’s cells as the first line of defense against viral infections. IFNa2b has been registered and marketed for decades as Intron® A for use as intravenous, intramuscular, sub-cutaneous or intra-lesional injections to treat various kinds of cancers and hepatitis B and C. In recent studies, IFNa2b has been shown to be effective in slowing SARS-CoV-2 viral replication, and a human trial published Friday May 15, 2020 in Frontiers of Immunology titled “Interferon-a2b Treatment for COVID-19”, indicated that inhaled IFNa2b had therapeutic efficacy in COVID-19 disease. We have developed our own patent pending recombinant human IFNa2b and inhalation formulation, and intends to develop MM-003 as an inhaled IFNa2b for treatment of respiratory viral infections, such as but not limited to COVID-19.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

	YEAR ENDED
	January 31, 2026		January 31, 2025		January 31, 2024
Revenue	$	nil	$	nil	$	nil
Operating expenses		(1,607,739)		(5,000,113)		(3,240,241)
Other income (expense):
Accretion expense on convertible debentures		(77,547)		(154,387)		(5,353)
Change in unrealized gains/losses on derivative liabilities		197,923		(33,436)		(137,764)
Financial guarantee recovery (expense)		(30,426)		758,834		(34,050)
Gain on forgiveness/extinguishment of debts		149,993		110,219		469,129
		9,949		nil		nil
Interest expense		(154,392)		(165,087)		(45,544)
Other		(679)		9		(945)
Penalties recovery (expense)		nil		305,437		(33,742)
Settlements and legal provisions, net		nil		556,640		130,000
Net loss		$(1,512,918)		$(3,621,884)		$(2,898,510)

Net loss for the year ended January 31, 2026 decreased from the year ended January 31, 2025. Operating expenses decreased due primarily to decreases in consulting fees and wages, salaries and employment expenses, as described below. Within other income and expenses, the following contributed to this decrease in net loss:

•	Accretion expense decreased due to conversions on principal amounts of convertible debentures totaling $618,000 during the year ended January 31, 2026.
•	In fiscal 2026, we recorded a gain on change in fair values of warrant liabilities of approximately $198,000, compared to a loss of approximately $33,400 reported in fiscal 2025. Our foreign currency denominated warrants continued to be out-of-money as the term to expiry decreased.
•	In fiscal 2025, we recorded a recovery on financial guarantee (discussed below) compared to interest on financial guarantee in the current year, as well as recovery on penalty expense and gain from legal claim (discussed below).

Net loss for the year ended January 31, 2025 increased from the year ended January 31, 2024. Operating expenses increased due primarily to an increase in share-based payment expense, as described below. Accretion and interest expense increased due to convertible debentures we issued from December 2023 through April 2024 for net proceeds of $1.2 million. The following items offset the increase in net loss in fiscal 2025. Approximately $759,000 was recorded as a financial guarantee recovery to reflect financial guarantee liability at the amount issued as judgement against us by the Superior Court of Quebec (discussed below under “Commitments and Contingencies”). The amount issued as judgement was lower than what we had previously estimated. In addition, we recorded a gain from legal claim of approximately $557,000 pursuant to the conclusion of claims against us and our subsidiary, MedMelior, in the State and Federal Courts (defined and discussed below under “Commitments and Contingencies”).

Expenses

	YEAR ENDED
	January 31, 2026	January 31, 2025	January 31, 2024
Consulting fees	$169,982	$1,122,455	$399,810
Foreign exchange (gain) loss	(200,861)	275,182	30,352
General and administrative	203,883	260,500	271,731
Professional fees	265,483	499,307	526,503
Research and development	85,672	424,337	570,947
Wages, salaries and employment expenses	1,083,580	2,418,332	1,440,898
Operating expenses	$1,607,739	$5,000,113	$3,240,241

Operating expenses decreased for the year ended January 31, 2026 as compared to the year ended January 31, 2025. The decrease was mainly attributable to a decrease in consulting fees and wages, salaries and employment expenses as there were no significant stock options granted and share-based payment expenses on performance stock units decreased. In a fiscal year in which no financing was secured, we reduced all other discretionary expenses within general and administrative, professional fees and research and development expenses.

Operating expenses increased for the year ended January 31, 2025 as compared to the year ended January 31, 2024. Consulting fees and wages, salaries and employment expenses included approximately $639,000 and $1.41 million of share-based payment expense, respectively, related to 2.15 million of stock options and 6 million of performance stock units granted us and 2.2 million of stock options granted by MedMelior. Capital markets continued to be challenging during fiscal 2025 for financings and, due to cash constraints, we granted non-cash awards to key personnel and consultants to ensure retention of our human resources. Other areas of operating expenses, such as general and administrative expenses, professional fees and research and development expenses, decreased as we continued to minimize expenditures. Foreign exchange loss increased due to weakening of the Canadian dollar during the year ended January 31, 2025.

The table below presents material components of general and administrative expense:

	YEAR ENDED
	January 31, 2026		January 31, 2025	January 31, 2024
Business licenses	$	nil	$654	$	nil
Conferences		nil	2,690		6,716
Information technology		7,894	2,224		4,446
Investor relations		72,000	96,000		96,000
Office		19,795	26,278		30,815
Press release		14,872	28,258		33,749
Public listing expense		59,498	57,354		64,482
Shareholder expense		10,767	11,736		9,761
Telecommunications		2,662	2,159		nil
Travel, meals and entertainment		3,454	15,257		6,984
Website costs		12,941	17,890		18,778
		$203,883	$260,500		$271,731

General and administrative expenses have been on a decline since fiscal 2024 as we continue to make efforts at minimizing cash outflows. Investor relations expense decreased due to the termination of our investor relations contract. During fiscal 2026, we did not attend any paid conferences, which correspondingly reduced our travel, meals and entertainment expenses.

During the year ended January 31, 2025, we reduced the number of paid conferences we attended as compared to the year ended January 31, 2024, but we incurred higher travel, meals and entertainment expenses as we focused on meetings with targeted potential investor groups and strategic partnerships.

B. Liquidity and Capital Resources

We manage our liquidity risk by reviewing, on an ongoing basis, capital requirements and capital structure. We make adjustments to our capital structure in light of changes in economic conditions and the risk characteristics of our assets. To maintain or adjust our capital structure, we may issue new common shares or debenture, acquire or dispose of assets or adjust the amount of cash. As of January 31, 2026, we believe we have adequate available liquidity to meet operating requirements and fund product development initiatives and capital expenditures. While we have incurred losses to date, with an accumulated deficit of $120,091,493 at January 31, 2026, we anticipate the success and eventual profitability from research, development and commercialization of our product portfolio. We also ensure that we have access to public capital markets. However, there can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient positive cash flow to achieve our business plans. Therefore, we are subject to risks including, but not limited to, inability to raise additional funds through equity and/or debt financing to support ongoing operations. See “Risk Factors”.

Working Capital

The following table presents our working capital as at January 31, 2026 and 2025:

	January 31, 2026	January 31, 2025
Current assets	$219,903	$224,963
Current liabilities	6,679,109	7,537,997
Working capital deficiency	$(6,459,206)	$(7,313,034)

Working capital deficiency improved as compared to January 31, 2025. During the year ended January 31, 2026, we settled approximately $1.5 million of accounts payable and accrued liabilities, as well as amounts due to related parties, by issuing 14,999,303 common shares. In addition, principal balance of convertible debentures totaling $618,000, plus accrued interest of approximately $89,400, were converted into 7,073,987 units. These events contributed to a decrease in current liabilities reported as at January 31, 2026.

Statements of Cash Flows

The following table presents our cash flows for the years ended January 31, 2026, 2025 and 2024:

	YEAR ENDED
Net cash provided by (used in):	January 31, 2026	January 31, 2025	January 31, 2024
Operating activities	$(625,455)	$(2,021,752)	$(2,472,410)
Investing activities	nil	nil	nil
Financing activities	629,263	1,992,540	2,501,543
Effect of foreign exchange rate changes on cash	582	8	(56)
Increase (decrease) in cash for the period	$4,390	$(29,204)	$29,077

During the year ended January 31, 2026, we utilized less cash in operating activities, as compared to the previous two fiscal years, primarily due to continued challenges in securing financing during the year. Financing activities included proceeds from promissory notes from related parties totaling $411,000, subscriptions received of approximately $198,200 and proceeds received from warrant exercise of $25,000.

During the year ended January 31, 2025, financing activities resulted in the issuance of convertible debentures for net proceeds of $1.2 million and common shares and share purchase warrants for proceeds of $705,000. Cash used in operating activities decreased from the year ended January 31, 2024 as cash flow from financing activities decreased.

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

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and BetterLife, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and BetterLife to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and BetterLife to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and BetterLife until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. On October 25, 2023, due to non-payment of rent by Pivot, Olymbec terminated the Lease. An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. On December 16, 2024, the Superior Court (Civil Division) of Quebec issued a judgment ordering us to pay Olymbec $367,428, representing lease unpaid by Pivot and administrative charges, plus $15,000 as punitive damages. On March 17, 2025, this judgment was registered with the Supreme Court of British Columbia. We intend to settle the judgment under terms agreeable by both parties.

BetterLife is a guarantor on the Lease, which was assigned together with the sale of Pivot in October 2020 pursuant to which we have recorded a financial guarantee liability of $412,854 (January 31, 2025 - $382,428).

BetterLife and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by us to be in excess of US$2 million and US$10 million, respectively. During March 2022, we filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to our then-pending motion to dismiss, the former director filed a separate, parallel action, naming BetterLife and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, we filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety, following which the former director noticed a federal appeal. In November 2024, the former director allowed the time to perfect the federal appeal to lapse. With dismissals by both the State and Federal Courts and the lapse in appeal, the former director’s claims are concluded without any payment or penalties against BetterLife and MedMelior. During the year ended January 31, 2025, we recorded $556,640 as a gain from the legal claim within “Settlement and legal provisions, net” in the consolidated statements of loss and comprehensive loss.

At January 31, 2026, certain of our research and development programs, with a total contracted amount of $1.97 million, were in progress of which we have paid $1.59 million and a further $370,000 remains to be paid in future periods.

At January 31, 2026, there may be a contingent liability related to potential interest or penalties that vendors may charge on our aged accounts payables. Due to the absence of reliable estimates for this amount, no provisions have been recorded by the Company.

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

Name and Positions Held (Age)	Experience and Principal Business Activities
Doug Drysdale (56)	Chairman & Director of the Company since	2026
Ahmad Doroudian (65)	Chief Executive Officer & Director of the Company since	2020
Ralph Anthony Pullen (81)	Director of the Company since	2020
Steven Sangha (56)	Director of the Company since	2025
Hooshmand Sheshbaradaran (69)	Chief Operating Officer of the Company since	2020
Moira Ong (51)	Chief Financial Officer of the Company since	2010

Doug Drysdale

Doug Drysdale is a biopharma operator and strategic advisor with more than 35 years of experience building healthcare companies globally. Known for combining scientific innovation with operational execution, he brings deep expertise in capital strategy, M&A and company leadership. Mr. Drysdale currently serves as Chairman of Natural Medtech, an AI-driven biosynthetic manufacturing platform focused on next-generation medicines. He also serves as a Director of Frenelle Pharma. Over nearly two decades as a Chief Executive Officer, Mr. Drysdale built and transformed four companies — two public and two private — leading 17 acquisitions across three continents and raising more than $4.5 billion in capital. At Cybin Inc. (now Helus Pharma Inc.), he advanced psychedelic-based mental health therapies from molecule inception to Phase 3 trials in just three years, securing FDA Breakthrough Therapy designation. Previously, as Founding Chief Executive Officer of Alvogen, Inc., he scaled the company to $500 million in revenue across 35 countries in under six years. Mr. Drysdale holds a degree in Microbial and Molecular Biology from the University of East Anglia and was named Ernst & Young Entrepreneur of the Year.

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

B. Compensation

Executive Compensation Plans and Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The following table sets forth compensation for our directors and officers for the year ended January 31, 2026:

Name and Positions Held	Compensation	Long-term Incentive Plan Awards	Total
Ahmad Doroudian, Director, Chief Executive Officer and former Chief Business Officer(1)(9)	$300,000	$28,707	$328,707
Hooshmand Sheshbaradaran, Chief Operating Officer(2)(9)	$376,054	$28,707	$404,760
Moira Ong, Chief Financial Officer(3)(9)	$264,000	$28,707	$292,707
Wolfgang Renz, Director(4)(10)	$4,500	$9,374	$13,874
Robert Metcalfe, Director(5)(10)	$26,250	$9,374	$35,624
Ralph Anthony Pullen, Director(6)(10)	$40,000	$9,374	$49,374
Steven Sangha, Director(7)	nil	$40,278	$40,278
André Beaudry, Director(8)	nil	$6,182	$6,182

(1)	Ahmad Doroudian was appointed Director and Chief Executive Officer on January 20, 2020.
(2)

Hooshmand Sheshbaradaran served as Chief Operating Officer of our subsidiary, MedMelior, which was acquired August 31, 2020. Effective May 1, 2023, Dr. Sheshbaradaran was appointed Chief Operating Officer of the Company.

(3)	Moira Ong was appointed Chief Financial Officer on December 26, 2010.
(4)	Wolfgang Renz served as Director from February 5, 2015 to July 23, 2025.
(5)	Robert Metcalfe was appointed Director on January 21, 2020 and resigned on December 15, 2025
(6)	Ralph Anthony Pullen was appointed Director on May 7, 2020.
(7)	Steven Sangha was appointed Director on March 20, 2025.
(8)	André Beaudry served as Director from July 23, 2025 to November 4, 2025.
(9)	As at January 31, 2026, outstanding compensation for Dr. Doroudian, Dr. Sheshbaradaran and Ms. Ong totaled approximately $1.206 million.
(10)	As at January 31, 2026, outstanding compensation for Mr. Metcalfe and Mr. Pullen totaled approximately $92,000.

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

The following table sets forth equity compensation plans outstanding as at January 31, 2026:

Type	Outstanding
Share Purchase Options	9,095,000
Performance Stock Units	5,225,000

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

D. Employees

As at January 31, 2026, the Company had four (4) officers/employees.

E. Share Ownership

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on issued and outstanding shares outstanding as of the date hereof.

Name	No. of shares of Common Stock		Percentage of Common Shares outstanding at May 29, 2026
Doug Drysdale	1,508,000		0.93%
Ahmad Doroudian	17,664,338	(1)	10.92%
Hooshmand Sheshbaradaran	6,892,653		4.26%
Moira Ong	1,637,825		1.01%
Ralph Anthony Pullen	179,667	(2)	0.11%
Steven Sangha	25,108,449		15.52%

(1)	Of these, 1,143,750 common stock are held by the spouse of Dr. Doroudian and 987,148 common stock are held by a company controlled by Dr. Doroudian.
(2)	Held by a company controlled by Mr. Pullen.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

To our knowledge, two individuals beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying more than 5% of the voting rights based on the common shares outstanding at May 29, 2026 as follows:

Name	No. of shares of Common Stock	Percentage of Common Shares outstanding at May 29, 2026
Ahmad Doroudian	17,664,338	10.92%
Steven Sangha	25,108,449	15.52%

The Company has approximately 328 shareholders of record at May 29, 2025, including 51 shareholders of record (15.5%) who are residents of the United States.

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

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following table sets forth the high and low sales prices of our common shares listed on the CSE for the periods indicated below:

Quarter Ended	High	Low
January 31, 2026	$0.07	$0.04
October 31, 2025	$0.10	$0.05
July 31, 2025	$0.14	$0.08
April 30, 2025	$0.16	$0.08
January 31, 2025	$0.18	$0.10
October 31, 2024	$0.20	$0.09
July 31, 2024	$0.19	$0.11
April 30, 2024	$0.16	$0.08

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

Issued and Outstanding

As of May 29, 2026, 161,787,025 common shares were issued and outstanding.

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

-34

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

Item 15. Controls and Procedures

Management’s Report on Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2026 and determined that they were not effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our president (our principal executive officer) and our chief financial officer (our principal financial officer and principal accounting officer), we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2026 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of January 31, 2026, our Company determined that there were control deficiencies that constituted a material weakness, as described below:

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

As a result of the material weakness described above, management has concluded that our Company’s internal control over financial reporting was not effective as of January 31, 2026 based on criteria established in Internal Control—Integrated Framework issued by COSO.

MNP, LLP, our independent registered public auditors, was not required to and has not issued an attestation report concerning the effectiveness of our internal control over financial reporting as of January 31, 2026 pursuant to temporary rules of the Securities and Exchange Commission that permit our Company to provide only management’s report in this annual report.

Changes in Internal Controls

During the period ended January 31, 2026, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that none of our the members of our audit committee qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. Mr. Ralph Anthony Pullen and Dr. Steven Sangha are “independent” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Our Company has a formal audit committee which was formed in May 2010, but currently does not have a financial expert. Our audit committee consists of Dr. Ahmad Doroudian, Mr. Doug Drysdale, Mr. Ralph Anthony Pullen and Dr. Steven Sangha. Financial information relating to quarterly reports was disseminated to all board members for review. The audited financial statements for the years ended January 31, 2026, 2025 and 2024 were provided to each member of the board in which any concerns by the members were directed to management and the auditors.

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

Item 16C. Principal Accountant Fees and Services

The aggregate fees billed for the most recently completed fiscal year ended January 31, 2026 and for the fiscal year ended January 31, 2025 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included in our quarterly reports on Form 10-Q, where applicable, and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	Year Ended
	January 31, 2026 $	January 31, 2025 $
Audit Fees	125,000	120,322
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	125,000	120,322

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

•	Consolidated Audited Financial Statements for the years ended January 31, 2026, 2025 and 2024.

Item 18. Financial Statements

Refer to Exhibit 99.1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit
12.1	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
99.1	Consolidated Financial Statements for the years ended January 31, 2026, 2025 and 2024*
99.2	Management’s Discussion and Analysis for the year ended January 31, 2026*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on FORM 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BETTERLIFE PHARMA INC.

Date: May 29, 2026	/s/ Ahmad Doroudian
Ahmad Doroudian
Chief Executive Officer